TORM

Annual Report 2023

TORM PLC
Office 105, 20 St Dunstan's Hill
London, EC3R 8HL, United Kingdom
COMPANY: 09818726

Contents

TORM Strategy 10

Responsibility Report 24

Corporate Governance 90

Financial Statements 144

Key Figures

TCE Earnings (USD/Day)



EBITDA (USDm)



Adjusted ROIC (%)



Dividend/Share (USD)



	2023	2022	2021	2020	2019
Income statement (USDm)					
Revenue	1,520	1,443	620	747	693
Time charter equivalent earnings (TCE) 1) 5)	1,084	982	379	520	425
Gross profit 1)	874	782	188	341	252
EBITDA 1)	848	743	137	272	202
Adjusted EBITDA 1)	846	744	137	269	202
Operating profit (EBIT)	699	601	1	139	206
Financial items	-47	-45	-42	-49	-39
Profit/(loss) before tax	652	557	-41	90	167
Net profit/(loss) for the year	648	563	-42	88	166
Net profit/(loss) ex. non-recurrent items 1)	596	548	-36	122	51
Balance sheet and cash flow (USDm)					
Non-current assets	2,179	1,874	1,968	1,755	1,788
Total assets	2,870	2,614	2,331	1,999	2,004
Equity	1,666	1,504	1,052	1,017	1,008
Total liabilities	1,204	1,111	1,279	981	996
Invested capital 1)	2,425	2,142	2,011	1,720	1,786
Net interest-bearing debt 1)	773	650	972	713	786
Net Asset Value (NAV) excl. NCI 2)	2,858	2,330	1,047	902	1,016
Cash and cash equivalents, incl. restricted cash	296	324	172	136	72
Investment in tangible fixed assets	608	121	371	173	386
Free cash flow	435	513	-243	116	-152

	2023	2022	2021	2020	2019
Key financial figures 1)					
Gross margins:					
Gross profit	57.5%	54.2%	30.4%	45.6%	36.4%
EBITDA	55.8%	51.5%	22.1%	36.4%	29.1%
Adjusted EBITDA	55.7%	51.5%	22.1%	36.0%	29.1%
Operating profit (EBIT)	45.9%	41.7%	0.2%	18.6%	29.7%
Return on Equity (RoE)	40.9%	44.0%	-4.1%	8.7%	17.9%
Return on Invested Capital (RoIC)	30.4%	29.2%	0.01%	7.8%	12.6%
Adjusted RoIC	27.6%	28.1%	0.2%	9.3%	5.2%
Equity ratio	58.0%	57.5%	45.1%	50.9%	50.3%
TCE per day (USD) 5)	37,124	34,154	13,703	19,800	16,526
OPEX per day (USD) 5)	7,069	6,825	6,633	6,398	6,371
Loan-to-value (LTV) ratio 5)	27.6%	24.8%	51.2%	50.8%	46.1%
Share-related key figures 1)					
Basic earnings/(loss) per share (USD)	7.75	6.92	-0.54	1.19	2.24
Diluted earnings/(loss) per share (USD)	7.48	6.80	-0.54	1.19	2.24
Declared dividend per share Q1-Q3 2023 (USD)	4.42	4.63	—	0.85	0.10
Declared dividend Q1-Q3 2023 (USDm)	370.9	378.7	—	63.2	7.4
Proposed dividend per share Q4 2023 (USD)	1.36	—	—	—	—
Proposed dividend per share Q4 2023 (USDm)	126.3	—	—	—	—
Dividend paid per share (USD)	7.01	2.04	—	0.95	—
Net Asset Value per share (NAV/share) 2)	33.3	28.5	13.0	12.1	13.6
Share price in DKK 3)	204.2	198.4	51.7	45.0	74.5
Share price in USD 3)	30.4	29.1	8.0	7.1	10.8
Number of shares (m) 3) 4)	85.7	81.8	80.7	74.4	74.4
Number of shares, weighted average (m) 4)	83.6	81.3	78.1	74.3	74.0

1) For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 219 - 225
2) Based on broker valuations as of 31 December 2023, excluding charter commitments.
3) End of period.
4) Excluding treasury shares.
5) For Tanker segment



One of the world's largest owners and operators of tankers that transport refined oil products

CUSTOMERS CONSIST OF
MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS, AND REFINERS.

TORM PLC IS LISTED ON
NASDAQ
COPENHAGEN & NEW YORK

21  LR2

10  LR1

59  MR

As of 07 March 2024, including acquired vessels not yet delivered.

LONG TRACK RECORD
SINCE 1889

We all have an obligation to do our utmost to reduce CO_2 emissions. TORM is pushing fast forward in our environmental efforts and will reduce our carbon intensity by 40% compared to the IMO baseline by 2025 – ahead of IMO's 2030 target.



9 OFFICES

~3,300 SEAFARERS

~370 LAND-BASED EMPLOYEES



Christopher H. Boehringer

CHAIRMAN OF THE BOARD

"We strengthened our position in the product tanker market while delivering superior ROIC. We both expanded the fleet and shared a large part of our earnings with our shareholders."



Jacob Meldgaard

CEO / EXECUTIVE DIRECTOR

"In 2023, the One TORM platform pushed us to stay focused on safety and optimize daily operations while also ensuring a continuous improvement in our emissions intensity. As a result, we delivered superior earnings compared to peers, while already being very close to delivering on our 2025 emission reduction target."

Letter from the Chairman and the CEO

TORM achieved record earnings in 2023 and returned substantial distributions to shareholders. Utilizing the strong market, we expanded our fleet, increasing our share of long-haul vessels. We remain committed to delivering superior returns and reducing carbon intensity.

Supportive Market Developments

The product tanker market remained strong but volatile in 2023 with average TCE rates increasing from USD 34,154 / day in 2022 to USD 37,124 / day in 2023. EU imports of oil products have changed from previously short haul to predominantly long haul since late 2022. Limited product tanker shipyard capacity combined with continued aging of the fleet means that both supply and demand are expected to remain supportive of product tanker freight rates. However, the geopolitical landscape is becoming more tense, and we have thus increased our monitoring and analysis of the geopolitical developments.

One TORM Platform

In 2023, we again witnessed the strength of our One TORM platform, which integrates commercial and technical management in-house. We have benefited from having a globally available fleet with high operational standards, enabling us to take advantage of the most attractive regional freight markets throughout the year. The One TORM platform also allowed us to position our vessels in the right basins thanks to our proprietary AI/algorithms and skilled employees.

We firmly believe that the integrated One TORM platform is what enables us to operate our vessels optimally, and consistently obtain a superior return on invested capital compared to most peers in the product tanker industry. In 2023, TORM delivered an adjusted Return on Invested Capital (ROIC) of 27.6%.

Fleet Expansion and Optimization

Pursuing selective fleet replenishment and growth is vital to our strategy, and we were active by selling 11 and taking over 23 vessels since the start of 2023, bringing the total fleet up to 90 vessels on a fully delivered basis.

We took advantage of a strong market for second-hand product tankers to divest our oldest vessels and acquire newer eco vessels. This has improved the environmental profile of our total fleet. Since the beginning of 2023, we increased our long-haul fleet significantly by acquiring nine LR2 and seven LR1 vessels. We see attractive returns in this vessel class over coming years due to changing trading patterns, not least caused by the change in the global refinery landscape.

In 2023, we also entered into a collaboration with Seabulk to participate in the Tanker Security Program (TSP) led by the U.S. Maritime Administration (MARAD), involving three MR vessels that have been reflagged to U.S. flag in late 2023. We believe this cooperation will be value-enhancing for all parties.

Strong Financial Performance

High freight rates and earnings have enabled us to declare and propose dividends of USD 497m in 2023 based on the distribution policy implemented in 2022 by which all excess cash is shared with investors on a quarterly basis. The distribution in 2023 will be equivalent to 77% of net profit and to 19% of the market cap at the end of 2023. This is a result that all employees can be proud of.

27.6%

Adjusted Return on Invested Capital (ROIC)

Green Transition Progress

Heading a leading product tanker company, TORM's Board of Directors and the Management take great interest in future prospects and the sustainability of the oil and transportation industries. We are deeply engaged in decarbonization challenges, including the availability of green fuels and the transition to zero-emission vessels. Not least in the role that TORM can and will play in this context. We believe that the world will be dependent on oil for the next couple of decades at least, and we will support the industry in the transition towards zero-emission fuels and vessels.

In 2023, we achieved a 39.6% reduction in carbon intensity compared to 2008, and we are thus close to our 2025 target of a 40% reduction. However, our work does not stop here. We are prepared to raise the bar and will continue our quest to deliver superior returns on invested capital while embracing the industry's decarbonization challenges.

Christopher H. Boehringer,
Chairman of the Board of Directors

Jacob Meldgaard
Executive Director

2023 in Review



FIRST QUARTER PAGE 70

Seven LR1 Vessels Join the Fleet

To take advantage of the strong product tanker market, TORM signed a deal to add seven LR1 vessels built in 2011-2013 to the fleet.



MARCH PAGE 70

Fleet Grows Again with Three MRs

Agreement to buy three 2013-built MR eco product tanker in a partly share-based transaction.





AUGUST

TORM Tanker Corporation is Created

TORM enters into an agreement with Seabulk to offer cargo shipping to the US government on newly US-flagged vessels, providing access to an exclusive market and enhancing our fleet flexibility.



DURING THE YEAR PAGE 37

Blowing Bubbles

TORM tested a new system using air bubbles to reduce energy consumption, as part of our dedication to test and implement new technologies and achieve better efficiency.





FULL YEAR PAGE 64

Strong Rate Environment

2023 was characterized by a strong rate environment due to increased long-haul trade.

2023 in Review



AUGUST   PAGE 15 →

Enhancing Fleet Flexibility

To increase the flexibility of our fleet, we upgraded a number of our vessels to carry new fuels such as methanol.



NOVEMBER   PAGE 70 →

Growth Spurt

TORM acquired eight LR2 vessels and four MR vessels in two partly share-based transactions thereby adding new investors to the TORM share.



DECEMBER   PAGE 46 →

Fighting Corruption

TORM signed the UN Global Compact's Anti-Corruption Call-to-Action presented at the 10th session of the Conference of the States Parties.



DECEMBER   PAGE 34 →

Ready for EU ETS

By January 2024, shipping became subject to the EU Emissions Trading System (EU ETS), a pricing of CO_2 emissions, which TORM strongly supports. In December, we commenced buying EU ETS Allowances (EUAs).



DURING THE YEAR   PAGE 72 →

Refinancing

TORM completed debt refinance of USD 528m extending maturities to 2028 and 2029 and further financed vessels for USD 288.4m.





FULL YEAR   PAGE 38 →

Seafarer Safety at a High

TORM's continued efforts to improve safety for our seafarers resulted in a lost time accident frequency of just 0.32.

The Value Chain in Oil Transportation

The global oil industry covers a range of activities and processes that contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain of the global oil industry begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, roads, and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the onshore distributors who transport refined oil products to the end users. Refined oil products (or clean products) are mainly used in the road transportation sector (gasoline, diesel), in the aviation sector (jet fuel), and as a feedstock to the petrochemical industry (naphtha).

In addition to clean products, TORM uses some of our vessels for the transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products. Extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products following the transportation of dirty cargo. In 2023, 97.7% of TORM's turnover was generated from the transportation of clean products, whereof 6.1%-points were non-fossil liquids such as Vegetable oil, Ethanol, Palm oil and Biofuels.

The transportation patterns of both refined and unrefined products are subject to constant change. However, the different products may be affected differently. As an example, shutdowns of refineries in oil-importing regions mean that these regions will require less transportation of unrefined oil, while it, at the same time, will require more transportation of refined oil.

Hence, short- and long-term changes will impact the value chain of the global oil industry, and vessel operators should be ready to adapt to the changes.

Value Chain in Oil Transportation


EXPLORATION
TRANSPORTATION
REFINING
TRANSPORTATION
Clean products
Condensate
Diesel/gasoil
Methanol
Naphtha
Gasoline
MTBE
Ethanol
Jet fuel/kerosene
Vegetable oil
Biofuel
Dirty products
STORAGE/
DISTRIBUTION
END USER

Strategic Highlights

Leading Product Tanker Owner

90

Vessels in all major product tanker vessel classes*
Including acquired vessels as of 07 March 2024

27.6%

Adjusted RoIC

27.6%

Net LTV

USDm
3,495

Vessels values (89 vessels)
Including acquired and excluding sold - not delivered - vessels as of 31 December 2023

* Corresponding number per end 2023 was 89 vessels

Responsibility Progress

39.6%

AER reduction compared to IMO baseline (2008)

0.32

Accidents per one million exposure hours LTAF
(Lost Time Accidents Frequency)

20%

Women in leadership positions

ZERO

Carbon shipping in 2050

Superior Operating Platform

USDm
1,084

TCE Earnings

USDm
648

Net profit

USD
37,124

TCE/day
Across all vessel classes

USDm
497

Dividends declared and proposed for 2023

Strategic Framework

OUR VISION

The Reference Company in the Transportation Industry

Our dedicated team strives to be the reference company, servicing our customers via our integrated business model – safely, reliably, and environmentally responsible.

→ Pages 12-21

OUR STRATEGIC CHOICES

Leading Product Tanker Owner

> Financial flexibility and fleet optimization
> Active management and optionality
> Integrated operations

Green Future with Zero Emissions

> Ambitious and ongoing energy optimization
> Zero CO_2 emissions by 2050

→ Pages 12-19

OUR WAY OF WORKING

Superior Operating Platform

> Commercial management
> Optimal vessel positioning
> Safe technical management
> An integrated digital foundation leveraging operational performance
> Integrated decarbonization efforts

→ Pages 20-21

The Reference Company in the Transportation Industry

TORM continuously works to be the reference company in the transportation industry. This supports us in creating optionality to maximize earnings and minimize risk as well as stay at the forefront when it comes to emission reductions.

It is our vision at TORM to be the reference company in the transportation industry. We use a disciplined approach to develop and execute on our strategic direction and to help achieve our visionary goal.

We have made our key strategic decisions based on our position as the leading product tanker owner in the industry while striving towards a green future with zero emissions.

We recognize the challenges of operating in an ever changing world. For this reason, TORM has built in a level of optionality in our strategic choices. By combining our structured approach with strategic optionality, we ensure that we have the flexibility to engage in interesting new opportunities when they arise. One example of how TORM has benefited from this optionality has been our ability to engage in methanol trades with our MR vessels. Another example is our active management exposure through freight-forwarding agreements (FFAs).

Our unique integrated One TORM platform is at the core of how we work together and how we do business, and it will support us in reaching our long term goals. The One TORM platform has consistently shown its value in the market and ensured that we provide significant value to our customers and shareholders.

One concrete example of the value of our One TORM platform is our vessel positioning model that enables us to continuously outperform the industry by ensuring that our vessels are optimally positioned around the world. Another example is how our One TORM platform has enabled us to deliver tangible and innovative energy efficiency initiatives across our fleet to reduce CO_2 emissions. We aim to reduce emissions to a level where we can reach our ambitious 2030 CO_2 intensity reduction target through a range of for us known technological solutions.



Leading Product Tanker Owner

TORM is an internationally leading product tanker company. One of our core competences is to actively manage market exposure.

Active Management of Market Exposure

We primarily employ our fleet of 90 vessels in the spot market. However, when freight rates are attractive, we use medium- and long-term contracts to lock in rates and create more future cash flow certainty. We use a combination of three types of contracts:

- Time charter (TC) contracts are contracts where a specific vessel is chartered out to a customer for a longer period.
- Contracts of affreightment (CoA) are contracts involving several consecutive cargos with a customer at agreed freight rates.
- Forward freight agreements (FFA) are financial instruments hedging the forward price for freight for a defined period.

The benefit of FFAs compared to TC contracts is that it is easier to adjust the length and volume of FFAs, and there is flexibility to end the contract early. TORM also keeps control of the vessel. On the other hand, TC contracts potentially have longer maturity and better pricing. Each element is only initiated when levels are assessed to be attractive, and timing is key when choosing which option to pursue.

Through a combination of the coverage options and active fleet management, TORM aims to capitalize from movements in freight rates, and to have higher market exposure when freight rates are high and lower market exposure when freight rates are low.

Throughout 2023, we have utilized our position at TORM to benefit from improving market conditions. In 2023, about 90% of our coverage was through FFAs, as we chose to increase FFA coverage as a result of our increased scale in the LR1 vessel class following the recent vessel acquisitions during 2023.

 Read more on the operational leverage of TORM's spot market exposure in the Financial Outlook on page 68

Typical Contract Lengths



UP TO 12 MONTHS — Freight Forwarding Agreement (FFA)

(this contract typically involves one to two voyages per month up to 12 months) ABOUT 12 MONTHS — Contract of Affreightment (COA)

12-36 MONTHS — Time Charter Contract (TC)

Leading Product Tanker Owner

Fleet Optimization

At TORM, we seek to selectively grow our fleet and to serve as a consolidator in the product tanker segment if the right opportunities arise. We continuously assess opportunities to optimize our fleet by acquiring attractive high-specification product tankers originally built at high quality shipyards.

During 2023 and Q1 2024, TORM decided to sell one older LR2 vessel, five older LR1 vessels, and five older MR vessels. In the same period, TORM purchased more modern tonnage in the form of nine LR2 vessels, seven LR1 vessels, and seven MR vessels delivered in 2023, Q1 2024 and April 2024. As such, TORM has increased the DWT ratio of the LR vessels classes in our fleet from ~40% to ~50%.

An important aspect of having an optimal fleet is about maximizing tradability and flexibility to deploy vessels. Optionality ensures that TORM can capitalize on attractive business opportunities and move swiftly between the most attractive basins in a constantly changing market.

One of the main drivers for optionality is our One TORM platform, which has proven to be key to our strong operational performance and competitive advantage. The One TORM platform defines how we work together in operations and technical management, and how we maintain and operate our fleet. Our high operational standards allow us the optionality to keep vessels in the fleet that are older than 15 years and continue to trade them to the same customer base as vessels that are younger if this is deemed more attractive than selling the vessels. This means that a larger share of the product

tanker market is accessible for our older vessels compared to similarly aged vessels for our peers.

At TORM, we also seek to improve the trading optionality of the fleet through enhanced cargo optionality. TORM is investigating opportunities to further diversify the cargo transported by our fleet and carry more chemicals. We currently have 17 vessels certified to carry chemicals whereof seven are also capable of carrying methanol, and we are in the process of obtaining the required certification for additional nine vessels to carry chemicals bringing the total capacity for chemicals up to 26 vessels.



Fleet Development (based on deliveries)

Vessel Flexibility

TORM is present in all large vessel classes in the product tanker market, which provides synergies for an enhanced offering to our customers. We continue to focus on vessel flexibility to increase the attractiveness of our fleet.

21

Our LR2 vessels have the flexibility to enter into the Afra/crude markets when we see attractive opportunities in these markets. With a large presence in the LR2 vessel class, we have the optionality to switch between Afra and crude trades without losing scale within each market.

10

Our LR1 vessels have the possibility to shift between trades and can enter both the LR2 and MR trades. The LR1 vessels will for example enter MR trades for export out of the US Gulf and LR2 trades such as Arabian Gulf to Japan.

59

Finally, some of our MR vessels can enter into chemical trades, which have been an increased focus in recent years. TORM is actively investigating opportunities to make a larger part of our MR fleet fit to carry chemicals including methanol.

The numbers are as of 07 March 2024, including acquired vessels not yet delivered.

Positioned to Capitalize on a Strong Market

As the product tanker market has improved during 2023, TORM has generated strong financial results over the year.

During 2023 and Q1 2024, TORM has increased operational leverage through the delivery of 23 acquired vessels offset by the sale of 11 vessels at attractive prices. TORM has purposely increased capacity to benefit from an expected continued strong market. We are mindful of the peaks and volatility that we see in the market and are continuously assessing if and when it would be desirable to sell or buy additional vessels.

Distribution Policy

In 2023, TORM has continued to execute on the policy introduced in 2022 to distribute excess liquidity above a threshold level based on a mechanical calculation. Including the proposed dividend of USD 126m related to the fourth quarter, the total dividend declared for 2023 will be USD 497m.

As of 07 March 2024, TORM amended the Distribution Policy slightly. The distribution will continue to be up to the Board of Directors' discretion considering TORM's capital structure, strategic opportunities, future obligations, and market trends. The overall principle will be maintained to distribute, on a quarterly basis, excess liquidity above a threshold liquidity level per vessel based the on the number of owned and leased vessels in TORM's fleet as of the balance sheet day. The Distribution Policy will no longer have the earmarked proceeds mechanism.



Strong Markets Provide Significant Cashflow Generation

Greener Future With Zero Emissions

We strive to utilize our market position to lead the product tanker industry into a more environmentally friendly future and to develop innovative solutions for generations to come.

It is a priority for TORM to combat accelerating global climate change and to minimize pollution of the seas and the atmosphere. To contribute in these efforts, TORM has a strong focus on reducing CO_2 emissions. We do this with a structured approach and a commitment to optimizing performance in the short, medium, and long terms.

We believe that both the decarbonization and the ESG agendas will be decisive factors for the future of the product tanker business. We also acknowledge that oil and refined oil products are essential resources for societies, and therefore, we want to distribute refined oil products as CO_2-efficiently as possible with accessible means.

2030 Target and 2050 Ambition
To quantify our green ambitions, we aim to accelerate our climate target and deliver at least a 40% CO_2 intensity reduction by 2025 compared to 2008 using IMO's defined methodology. We also aim for a 45% CO_2 intensity reduction by 2030. Both targets are well ahead of IMO's industry wide target of 40% CO_2 intensity reduction by 2030. At the end of 2023, TORM has reduced its CO_2 intensity by 39.6%. For the long term, TORM has an ambition to have zero CO_2 emissions from operating our fleet in 2050. To support these goals, TORM's management and organization have specific performance measures on achieving these targets.

2030 and 2050 Energy Transition
To ensure that we will reach our ambitious 2030 CO_2 intensity reduction target and our 2050 ambition, we have developed an energy transition plan detailing several scenarios and assessing the likelihood of reaching them. The 2030 transition plan is integrated into the annual cycle and our budget process, ensuring that the Senior Management Team and the Board of Directors focus on the our progress in improving at the needed pace to reach our targets. The energy transition plan towards 2030 is based on concrete initiatives and known technologies.The path post-2030 towards 2050 is based to a greater extent on overarching elements that must be in place to successfully reach our 2050 ambition.

Decarbonizing Shipping



2025 TARGET
40% reduction in carbon intensity

2030 TARGET
45% reduction in carbon intensity

ZERO CO_2 emissions
2050 AMBITION

2030 Energy Transition Plan

TORM has a formalized approach to reaching our 2025 and 2030 carbon intensity targets.

As part of our carbon reduction efforts at TORM, we have developed an energy transition plan towards 2030 to continuously assess the required effort and likelihood of reaching our ambitious 2030 CO_2 intensity reduction target. We are working with scenarios related to vessel speed and fleet size to stress test the robustness of our transition plan towards our 2030 target. It is important for TORM to not just set an ambitious target for the future, but to help lower global carbon emissions now and improve the sustainability of the TORM fleet. In our energy transition plan, we have only included known technologies in the assessment of reaching our 2030 CO_2 intensity reduction target. This means that there is a potential upside if new technologies continue to be developed and show commercial viability.

To ensure that the transition plan is well-anchored throughout the organization, the discussion and approval of energy efficiency initiatives to further reduce our carbon emissions have also become an integral part of our yearly budgeting process. This approach ensures adequate funding for all relevant initiatives. This is ultimately approved by our Board of Directors to ensure full alignment between the Board of Directors, our shareholders, and the TORM organization.

As carbon reduction is not a static process, additional energy efficiency initiatives are also evaluated on a continuous basis throughout the year. All approved energy efficiency initiatives have had a positive business case both in terms of expected financial performance and in terms of further reducing our global carbon footprint. TORM remains confident that we will reach our 2030 CO_2 intensity reduction target based on our current progress and the upcoming funded initiatives that we have identified. As stated above, all identified initiatives are known to us technologies, meaning that implementation risk is significantly reduced.

 Read more about TORM's environmental efforts on pages 32 to 37



Carbon Intensity Reduction Progress
% reduction in AER compared to the IMO's 2008 base year using the CII reference line using CO_2 g/dwt x nm.

Year	Value
2021	37.6
2022	37.1
2023	39.6
2025 Climate Target	40.0
2030 Climate Target	45.0

Examples of known technologies paving the way for TORM to meet the 2030 CO_2 intensity reduction target of 45%:

 Hull coating on page 35

 Variable Frequency Drives on page 36

 Ultrasound on page 36

Path Towards Zero Emissions in 2050

We aim to have zero CO_2 emissions from operating our fleet by 2050. To achieve this, we must overcome infrastructure gaps and ensure global availability of green fuels. Today, we actively collaborate on sustainable solutions, positioning for future zero-emission vessels.

TORM has set an ambitious CO_2 reduction ambition for 2050 with zero CO_2 emissions from operating our fleet. It will be challenging to achieve but we will work towards this with a structured approach, dedication, ingenuity, and industry wide collaboration.

One main challenge in the tanker industry for reaching zero emissions is establishing the required global infrastructure to ensure sufficient global availability of green fuels for tanker vessels. In other shipping segments, this is not as big of a hurdle as the transport of cargoes is done through established trading routes and major ports whereas

transportation in tankers is often done through smaller ports and with no established trading routes or trading patterns. Our ability to reach zero carbon emissions will be contingent on required infrastructure and global availability of green fuels in smaller ports.

Global industry collaboration is needed in order to deliver on the infrastructure and availability for green fuels as well as to overcome technological challenges. TORM actively participates in several coalitions and industry groups to push for sustainable solutions in the tanker industry to curb these challenges.

Once sustainable industry wide solutions have been developed, we are ready for zero emission carbon vessels to take TORM to zero emissions by 2050.



Superior Operating Platform

TORM's fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted jointly for the entire fleet to reap synergies across vessel classes.

One main purpose of our One TORM platform is to ensure that our fleet has the highest possible tradability. We believe that we do this best with integrated commercial and technical management, where people, vessels, and systems work together focusing on all possible synergies.

The integrated nature of TORM's operating platform provides transparency and clear alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties.

We also believe that our integrated business model creates a unique customer offering as it provides our customers with better accountability and insights into safety and vessel performance. By across-the-fleet monitoring and information sharing, we constantly look to reduce the resources we spend, for the benefit of the environment and to lower costs. If a vessel does not operate optimally, we want to know sooner rather than later.

In line with our strategic focus on safety, the One TORM platform features the One TORM Safety Culture program. The purpose of this program is to continuously strengthen TORM's safety culture beyond mere compliance, and it reflects the belief that profitability and safety need to go hand in hand.

In short, on the One TORM platform, the commercial, technical, sale and purchase, and support divisions all work towards common goals in a network-based organization with easy access to stakeholders supporting efficient decision-making. The One TORM platform will continue to optimize and improve while striving for best-in-class return on invested capital for the benefit of our shareholders.



Utilizing the Integrated One TORM Platform

At TORM, the integrated One TORM platform is fundamental to how we operate, creating a unified environment where shared values, a robust safety culture, and collective goals guide all employees.

Way of Working

Our operational practices are deeply rooted in the One TORM platform, emphasizing shared core values, a commitment to safety, and aligned priorities and targets. This integration is bolstered by a sophisticated data platform that prioritizes collaboration and transparency, focusing on data quality and consistency in our processes and deliverables. This ensures our customers a clear and consistent understanding of what to expect from us. We believe the integrated One TORM platform enables better decision-making, leading to improved results for our shareholders and other key stakeholders, as decisions are always made with TORM's best interest in mind.

Drydock Case Study

Our approach to dry-docking exemplifies the One TORM platform's effectiveness. When scheduling dry-docks, we aim to identify the optimal timing based on current commercial opportunities, technical considerations, and crewing logistics.

To facilitate this, we have established a dry-docking coordination working group comprised by representatives from all relevant internal stakeholders, including Chartering, Vessel Management, and Technical Projects teams.

This committee meets biweekly to discuss dry-docking options and strategies, adopting a holistic approach that considers the entire fleet rather than focusing on individual vessels.

This collaborative effort enables us to strategically plan the positioning of vessels for dry-docking, minimizing unnecessary ballast journeys and thus reducing costs. Additionally, our ability to adjust dry-docking schedules offers a competitive edge, allowing us to respond with flexibility to delays and seize attractive commercial opportunities for specific vessels.


WAY OF WORKING
Core Values
Strong Safety Culture
Shared Priorities and Targets
THE INTEGRATED ONE TORM PLATFORM
COMMERCIAL
SUPPORT
VESSELS
SALE & PURCHASE
TECHNICAL
SOPHISTICATED DATA PLATFORM
Transparency
Data Quality
Faster and Better Decision-Making



TORM's Responsibility Report

22-62

25
ESG
Targets

30
Stakeholder
Engagement

31
Materiality
Matrix

 
32 Environment

 
38 Social

 
45 Governance

 **EU Taxonomy**
PAGE 26

 **Scope 1, 2, 3**
PAGE 27

 **TCFD Guidelines**
PAGE 29

 **SASB Tables**
PAGE 48

 **UN SDGs**
PAGE 24

 **Diversity Data**
PAGE 42

 **UN Global Compact**
PAGE 47

 **Non-Financial and Sustainability Information Statement**
PAGE 57

 **ESG Accounting Policies**
PAGE 58

Responsibility Report

At TORM, we believe that responsible and sustainable business practices create value for our customers and stakeholders as well as our employees, communities, and the environment.

Decision-making at TORM is based on research, knowledge, and data. We pursue innovation and challenge ourselves in order to continue as industry leaders. A major part of this pursuit happens in collaboration with peers and other industry stakeholders. As we grow and refine our business, we recognize that transparency and accountability are key to remaining relevant and competitive in the eyes of investors, customers, employees, financiers, and other key stakeholders.

This section (pages 22-62) of our Annual Report also constitutes the Danish statutory reporting on corporate social responsibility (CSR). Our business model, which is set out on page 9, forms an integral part of our statutory reporting.

TORM continuously optimizes our business for the future to ensure that we always make company-wide efforts to deliver on our commitments and strategic choices.

Sustainability is integrated into our work, in part by implementing frameworks from respected guideline to operate in a responsible manner. These include SASB (Sustainability Accounting Standards Board) reporting, TCFD (Task Force on Financial Disclosures) reporting, Scope 1, 2, and 3 emissions reporting, and the EU Taxonomy, to operate in a responsible manner. A materiality matrix guides the prioritization of our actions.

TORM was the first shipping company in Denmark to sign the UN Global Compact. This, together with the United Nations' 17 Sustainability Goals (SDGs), is another way in which we commit to an internationally recognized set of principles on health, safety, labor rights, environment, and anti-corruption. In our organization, we put special focus on SDG 4 Quality Education and SDG 13 Climate Action.

 See more about these efforts in the Environment section on page 32 and the Social section on page 38

 See more about TORM's gender diversity in management on page 43

Governance Driving Sustainability

To empower the TORM organization to reduce emissions and achieve our ambitious environmental goals, we continue to focus on efforts in Environment, Social, and Governance (ESG) categories. In 2023, we also continued to expand our department of experts focusing on accelerating our green efforts. In 2023, TORM further created a new team dedicated to ESG reporting, which operates as an integrated partner to all existing teams across the organization. The reporting governance is anchored in our Audit Committee, and our risk management of ESG efforts is anchored in our Risk Committee.

As an additional governance measure, TORM has for several years incorporated financial mechanisms to drive ESG efforts whereby the Senior Management and the rest of the organization's KPIs are directly linked to ESG targets to ensure that TORM continues to prioritize sustainable actions.

We will be subject to getting limited assurance for 2024 numbers and a higher level of assurance expected from financial year 2028, with the benefit of improving data transparency and ultimately increasing our focus on sustainability in our business operations.

TORM's ESG Targets

At TORM, we work as one team towards the same goals. The targets outlined below have been selected in order to honor our commitments to investors, lenders, customers, our employees, and other stakeholders.

Our 2030 Carbon Intensity Reduction Target

TORM continues to work towards the 2030 carbon intensity reduction target of 45%. We are close to the accelerated 2025 target of a 40% reduction in carbon intensity having reached a 39.6% reduction at the end of 2023.

% reduction compared to the IMO's 2008 base year using the CII reference line using CO_2 g/dwt x nm.



Our 2050 Climate Ambition

TORM is pursuing an ambitious climate agenda whereby we will have zero CO_2 emissions from operating our fleet by 2050.



ZERO
emission

Our 2030 Safety Target

Safety is measured as a lost time accident frequency (LTAF) per million exposure hours for the operating fleet. In 2023, TORM's safety performance was 0.32, and our target for 2030 is 0.30.



Our 2030 Leadership Diversity Target (%)

We believe that diverse teams led by diverse leaders deliver better business performance. Our goal is for at least 35% of our leaders to be women by 2030.



ESG Reporting in 2023

EU Taxonomy

The EU Taxonomy is a classification scheme established by the European Union aimed to provide transparency into a company's activities. It serves as a classification system that defines what constitutes an environmentally sustainable economic activity, according to the EU defined criteria.

The purpose is to assess whether or not the activity of a business is considered to substantially contribute to one of the EU's six environmental objectives. An activity is considered eligible if the activity has the potential to contribute.

TORM's activities that relate to chartering, maintaining, and operating vessels, including costs related to repairs and maintenance, are covered by the EU Taxonomy category '6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities' We therefore assess TORM's activities to be eligible.

In screening the eligible activities for EU Taxonomy alignment, we have concluded a non-alignment. The primary reason being the current dedication of assets to the transportation of fossil fuels, which is explicitly deemed non-aligned by the EU Taxonomy.

In 2023, TORM is reporting on the EU Taxonomy for the three KPIs: Turnover (referred to as revenue), capital expenditure (CAPEX), and operating expenditure (OPEX).

 See TORM's EU Taxonomy Tables on page 54

See TORM's EU Taxonomy Accounting Policy on page 59

EU Taxonomy Overview

EU TAXONOMY

First, the company must determine whether activities are eligible.

Then, alignment of the activities is assessed by reviewing if they:

Substantially contribute	Do no significant harm	Meet minimum safeguards
To minimum one of six below	To any of the other five below	

  

Environmental Objectives

1. Climate change mitigation
2. Climate change adaptation
3. Sustainable use and protection of water and marine resources
4. Transition to circular economy
5. Pollution prevention and control
6. Protection and restoration of biodiversity and ecosystems

OECD Guidelines for Multinational enterprises

UN Guiding Principles on Business and Human Rights

ESG Reporting in 2023

Continued Improvement of Scope 3
TORM's Scope 3
Scope 3 refers to emissions that are a consequence of TORM's activities but occur from activities that are not owned or controlled/operated by TORM. We complete Scope 3 reporting in an effort to create data-based awareness of our entire value chain enabling us to make decisions that reach beyond our own direct business.

For example, efforts to reduce Scope 1 emissions on board our vessels, such as using less fuel to perform our routes, will also positively impact our Scope 3 emissions as less upstream fuel will be consumed.

In 2023, we have continued our focus on collecting data and refining our data collection methodology for our Scope 3 reporting by increasing the ratio of primary data.

Going forward, we will use this data and our increased understanding to adjust our ways of working to positively impact Scope 3 emissions.

The Scope 3 baseline is recalculated if there are significant changes to it based on our sales and purchases of vessels throughout the year.

Scope 3: What Does It Consist Of?

SCOPE 3 FOR TORM MEANS …
Emissions which are a consequence of TORM's activities but occur from activities which are not owned or controlled/operated by TORM.

TORM's focus categories
> Cat 1 Purchased goods and services
> Cat 2 Capital goods – vessels and modifications
> Cat 3 Upstream fuel & energy related activities
> Cat 6 Business travel
> Cat 13 Downstream leased assets – T/C out > 3 months



ESG Reporting in 2023

Scope 1 to 3
Assessment of Relevant Categories for Scope 3
In 2022, the value chain was mapped and a screening of all 15 categories was performed based on five criteria, according to which we considered the number of emissions, the degree of influence we have, associated risks, importance to our stakeholders, and if the activity is performed in-house or not.

This resulted in the following five categories:
- Category 1: Purchased goods and services
- Category 2: Capital goods – vessels and modifications
- Category 3: Upstream fuel and energy-related activities
- Category 6: Business travel
- Category 13: Downstream leased assets – T/C out > 3 months

A screening of the categories is conducted yearly, so far with the result of the same categories in scope based on a minimum threshold.

Change in Share of Primary/Hybrid Data
TORM focuses on improving our data quality by pursuing primary data. In 2023, the primary/hybrid data increased from 75% data to 92%. We collected more supplier specific data from vendors, however, the main explanation behind the increase in this ratio stems from TORM's 'Category 2 Capital goods – vessels and modifications'.

The methodology used in this category for investment in new vessels is the lightweight method for calculating the CO_2 footprint. During 2023, TORM invested in fleet renewal and took delivery of 12 vessels. This not only significantly impacted the ratio of primary/hybrid data but

also the overall Scope 3 calculation where Category 2 amounts to 70% of the entire Scope emissions (compared to 32% in 2022).

Refined Data with New Emission Factors
With the aim of improving the data quality for TORM's Scope 3 spend-based data for 2023, the emission factors have been updated from WIOD (2009) emission factors (EF) to Exiobase (2019). By using the updated emission factors for spend data (secondary data), the total CO_2 emissions were lowered by 12%.

Takeaways on Scope 1
TORM's Scope 1 CO_2 emissions for 2023 have increased compared to 2022 due to an increase in fleet size from 78 vessels to 82 vessels, excluding acquired vessels, that were not yet delivered, and operating days increased from 29,610 to 30,605. In 2023, we increased our spot employment and reduced our time charter out employment, which caused a shift of emissions from Scope 3 to Scope 1.

Takeaways on Scope 2
The Scope 2 emissions mainly consist of electricity and are at the same level as last year. From 2023, common areas for the shared office space in Copenhagen have been included, causing the shown increase.

Takeaways on Scope 3
The majority of TORM's scope 3 CO_2 footprint is derived from Category 2, which mainly consists of investments in vessels. TORM has a larger fleet in 2023 compared to 2022, which is reflected in the CO_2 footprint.

Total Greenhouse Gas (GHG) Emissions
The total Greenhouse Gas (GHG) emissions for 2023 increased due to vessel investments, with a resulting larger fleet overall. At the same time, we achieved a continuous reduction in the carbon intensity of our activities.

TORM's AER (Annual Efficiency Ratio) decreased from 5.15 to 4.93, which reflects that the fleet operated more efficiently in terms of lowering the CO_2 footprint of cargo transported per sailed nautical mile. By working together cohesively as one unit, we are able to harness synergies allowing us to optimize energy and fuel performance on board vessels.

GHG Emissions in Recent Years
Thousands metric tons CO_2



ESG Reporting in 2023

Our Customers' Scope 3

In 2023, TORM has started to provide all customers with automated CO_2 reports for each voyage. In 2023, emissions reports were shared on more than 500 voyages. The emissions in these reports are within TORM's Scope 1, and for our customers, it constitutes part of their Scope 3 emissions. TORM provides this information to deliver on our commitment to transparency to the participants in our value chain and our clients, so they know the emissions in their own value chain.

TCFD

In 2023, we revisited our climate-related scenario analysis using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to ensure that our analysis is optimized for assessing transitional and physical risks and opportunities, and how they might impact the resilience of our company strategy.

We believe the TCFD framework provides insights to our stakeholders and potential investors about how TORM is prepared for the future. This also provides TORM with input for focus areas to guide our strategy.

TORM's TCFD Process

TORM continued with the three climate scenarios developed in 2022 to assess risks and opportunities: Net Zero 2050 (1.5°C), Delayed Transition (1.8°C), and Hot House World (+3°C).

These scenarios are supplemented by data and insights relevant to upstream and midstream oil and gas activities and the transport of refined oil products.

The Task Force on Climate Related Financial Disclosures (TCFD) Framework



They also take into consideration TORM's full value chain including potential production of and demand for renewable energy fuels and technologies.

The scenario analysis process involved senior representatives from TORM's organization and TORM's Risk Committee to fully analyze the consequences of the risks and the opportunities ahead. The risks and opportunities were assessed for financial materiality and their potential impact on TORM's business model and strategy. We have identified four financially material

climate-related risks. All are transitory and none are physical. Risks are:

- Declining demand for oil products
- Higher cost of capital and reduced access
- Carbon price regulations
- Decarbonization of vessels

Three financial material climate-related opportunities were identified. These are:

- Diversification into low-carbon fuels
- Market volatility due to extreme weather
- Higher utilization due to supply shortage

The findings from the scenario analysis were incorporated into TORM's corporate strategy process to improve its resilience.

 Further details are outlined in the risk section of this report on pages 81 to 89.

Upcoming Reporting Preparations

In 2024, the focus is on the significant impact of the CSRD, with new EU regulations mandating more comprehensive reporting for TORM. We began our preparation in 2023 and will feature a double materiality assessment in our annual report for 2024 as a key component of our CSRD compliance.

The double materiality assessment work in 2023 in preparation for 2024 reporting has included inspiration from GRI, TCFD, and the guidance from the CSRD and EU Taxonomy. The stakeholder engagement has included a larger deep dive compared to the stakeholder engagement performed for the 2023 reporting. An ESG organizational structure and reporting framework has been mapped and agreed for the CSRD reporting framework. In 2024, TORM will continue to work on the data quality for the KPIs.

Stakeholder Engagement and Materiality

Stakeholder Engagement

Working in close collaboration with our customers and stakeholders is an immense focus for TORM and is key to delivering on our ambitious climate targets.

Throughout the year, specialists across TORM interact with our stakeholders to ensure an open dialog. This includes our ongoing dialog with financial institutions, customers, investors, and others to ensure a high level of transparency in our climate efforts, both ashore and at sea.

As part of our continued efforts to increase transparency in our reporting, we included a materiality assessment in our 2021 and 2022 responsibility reporting. This assessment has been reviewed and enhanced in 2023.

Materiality Assessment

TORM's ESG materiality assessment is a process to identify and prioritize the ESG issues which are most important and have the most impact on TORM and our key stakeholders. We have defined our key stakeholders as customers, lenders, investors, regulators, employees, suppliers, community, and environment.

Each score is evaluated relative to each other as all the material topics are important to TORM and our key stakeholders. The material topics and the materiality matrix were approved by the the Senior Management.



Stakeholder Engagement and Materiality



ESG MATERIALITY MATRIX

SCORING OF THE MOST IMPORTANT ESG TOPICS FOR TORM RELATIVE TO EACH OTHER

● 2023   ● 2022   ● UNCHANGED

A. LEGAL COMPLIANCE   B. HEALTH AND SAFETY   C. SECURITY   D. ENVIRONMENTAL EFFORTS   E. PEOPLE
F. HUMAN RIGHTS AND BUSINESS ETHICS   G. COMMUNITY   H. RESPONSIBLE PROCUREMENT

IMPORTANCE TO KEY STAKEHOLDERS — HIGHER / LOWER

IMPACT ON TORM — LOWER / HIGHER

➜ Environmental Efforts on page 32

➜ Health and Safety on page 38

➜ Security on page 40

➜ People on page 41

➜ Community on page 44

➜ Legal Compliance on page 45

➜ Human Rights and Business Ethics on page 46

➜ Responsible Procurement on page 48

Environment
Environmental Efforts

TORM believes in and supports the UN's SDG 13 Climate Action as greenhouse gas emissions constitute the largest environmental risk in the shipping industry.

 **With ambitious climate goals, TORM is committed to achieving significant reductions in emissions by employing efforts in operational behavior and collaboration as well as technology development.**

Our Decarbonization Journey

TORM is committed to people, including our employees and their communities, which makes it essential that we commit to the environment for future generations. We work relentlessly towards ambitious climate goals to reduce our carbon footprint. With a fast forward approach, TORM aims to reduce carbon intensity by 40% by 2025, instead of the 2030 goal put forth by the International Maritime Organization (IMO). The baseline for the target is in line with the definition set forth by the IMO, which defines how this should be measured and calculated.

Our decarbonization efforts in 2023 have enabled us to reduce our carbon intensity, measured through the IMO defined methodology using Annual Efficiency Ratio (AER), by 39.6%. This reduction is compared to the 2008 IMO baseline. We are on track to achieve our goal of a 40% reduction in carbon intensity by 2025.

TORM prioritizes making reductions in our carbon footprint today, and not only in the long term. We want to ensure that we are making strides in our progress to continuously reduce emissions, while at the same time, we pursue innovation by developing and testing new technologies. Reducing greenhouse gas emissions today provides TORM with commercial benefits and synergies.

Industry Collaborations

To harness momentum and synergies, TORM continued to be an active contributor in several industry collaborations. This involves active participation in Danish Shipping through which TORM aims to impact the decision-making in IMO in relation to ongoing discussions on the implementation of CO_2-related regulations.

During 2023, TORM has been involved in a Danish Shipping project, supported by a grant from The Danish Maritime Fund, for the development of a life-cycle assessment tool for older vessels. The ambition is to create a tool that carriers such as TORM can use to assess whether it is most beneficial to end-of-life an older vessel or extend the life of the vessel through energy optimization like the ones used by TORM.

Again in 2023, TORM supported and engaged in the Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador to research ways to grow in a more operationally, commercially, and sustainably viable way.

In 2023, TORM was actively engaged in a project in this collaboration, in which we gave input to the IMO on the upcoming revision on the CII regulation.

TORM also continued work in 2023 with the innovation partnership ShippingLab, (a non-profit platform for maritime research), for development and innovation with 30 partners from across the maritime industry.

We continued our participation in the Getting to Zero Coalition, a collaboration between the Global Maritime Forum and the World Economic Forum.

 Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping



 GLOBAL MARITIME FORUM

Environment
Environmental Efforts

Enhancing Operational Behavior and Collaboration

Technical projects and innovation can only provide energy efficiencies if the people operating the vessels on board and managing operations from offices can perform their jobs in the optimal way. For this reason, we focus heavily on operational behavior of our teams in-office and at sea to achieve the most impact possible in our energy efficiency initiatives.

The graphic to the right illustrates our circular approach to developing technologies, with human behavior at the core. This refers to TORM's focus on how our teams operate and utilize technologies, and how we leverage operational insights when developing or optimizing technological innovations.

At TORM, we ensure our people are up to date on training, and we strive for all teams to know about new and upcoming technologies along with the company's strategies for their utilization. Below are key aspects of how we enhance operational behavior through the One TORM platform, feedback, open communication, and specialized systems.

Circular Process to Strengthen Environmental Efforts



Environment
Environmental Efforts

One TORM Platform

TORM's integrated operational platform One TORM builds on the idea that we must all work towards the same goals in a transparent and collaborative way, on all layers of the organization. By working together cohesively as one unit, we are able to harness synergies allowing us to optimize energy and fuel performance on board vessels.

The TORM fleet is also effectively managed in-house as part of the One TORM platform. This in-house cross-functional approach allows us to reap synergies across vessel classes. Daily engagement with the vessels continues to create significant value to encourage and support best practice behavior regarding energy consumption. In addition, the efforts ensure that corrective actions can be taken swiftly, if needed. This is elaborated in the below section on feedback.

Feedback for Improving Operations

At TORM, we have made it a priority to equip our crews with support and feedback to achieve the best results when using innovative technologies. In 2023, TORM is seeing great success with efforts in communication with positive collaborations between vessels and offices.

To ensure key crews on board are aligned with our vision for energy and fuel efficiency technologies, the annual junior and senior officer seminars dedicate time to share, discuss, and challenge upcoming technologies. To read about training future leaders in our crews with regard to safety, please visit the Safety section on page 38.

The office-based teams observe reports on energy consumption on the vessels and note any outlier activity.

When the activity has been analyzed, and the team has a suggestion for how to alter operations, this is communicated to the crew initiating a collaboration. The crews are the ones who must make the decisions on how to operate. At TORM, we have worked on optimizing the feedback from office-based teams, so the onboard crews receive information quickly, clearly, and know how to follow up. We are working to further enhance this process with the implementation of NEXUS.

 Learn more about NEXUS on page 35.

In 2023, TORM's office-based decarbonization team continued publishing monthly newsletters to the crews about fuel efficiency. These newsletters include reports on vessels doing well, with clear descriptions of their methods. This provides guidance and inspiration for other vessel crews.

When there are crew visits at a TORM office, the team there prioritizes meetings to foster relationships that will support the future work in reducing fuel consumption. The technical decarbonization teams based in offices also prioritize vessel visits in their work. This is part of the One TORM platform vision, as meetings in-person help enhance collaboration.

 Long-Term Decarbonization on page 17

European Union Emissions Trading System

The European Union Emissions Trading System (EU ETS) is a key policy instrument for the EU in its efforts to combat climate change. The system is based on a "cap-and-trade" principle, which means it sets an annual cap on the total amount of CO_2 that can be emitted by participating industries.

For every ton of CO_2 emitted, the reporting company will have to surrender one EU ETS allowance (EUA). EAUs are acquired at auctions held by authorities or traded. This effectively sets a price on CO_2 emissions. TORM and the rest of the shipping industry is subject to this system from 01 January 2024 at a 40% level, which will gradually increase and be fully phased in by 01 January 2026.

For voyages within the EU, 100% of the Scope 1 CO_2 emissions are subject to the EU ETS. For voyages with one leg outside of the EU, 50% of the Scope 1 CO_2 emissions are subject to the EU ETS.

TORM's Approach to the EU ETS

In 2023, we established a cross organizational task force involving our Technical, Chartering, Finance, and IT teams to develop a methodology and system to automatically estimate and collect the data which is also incorporated in our decision base.

TORM welcomes the EU ETS implementation and its CO_2 pricing. With our strong focus on fuel efficiency and minimizing CO_2 emissions, we believe the implementation of EU ETS will give us a commercial advantage while supporting the work towards a greener future.

Environment
Environmental Efforts

NEXUS

TORM initiated a complex IT development project called NEXUS that covers all processes influencing fuel efficiency, not only vessel machinery performance but also voyage planning, hull performance, and much more. It aims to be a central tool providing transparency through live data to the operational teams and to improve the overall value creation.

By gathering all relevant data in a single system, NEXUS can relieve simple administrative burdens. The data in NEXUS can be viewed by all TORM teams in real-time, eliminating the need to communicate back and forth across geographies and time zones with risks of delay.

The Connected Machinery project is the onboard aspect of NEXUS, which pulls data from all major components on the vessel and automatically guides the vessel crews when there are apparent improvements to be made to optimize fuel efficiency and other operating expenses. NEXUS empowers crews on vessels to use the data themselves and take action immediately thereby minimizing resource leakage.

NEXUS is being installed onboard, and by the end of 2023, half of our vessels had been added to the digital platform. Learnings are still to be made to improve the value of NEXUS. During 2024, it is expected that all of TORM's vessels will have NEXUS installed.

Voyage Optimization

Another way to empower our crews is to provide an accurate weather forecast, as this is a key tool in the work of the vessel Bridge Team. With an algorithm developed in-house, we can optimize voyages and continuously provide our captains and their crew with updated routes, considering factors such as wind, currents, and waves. Combined with freight markets and bunker prices, this helps to ensure that every journey is as safe and efficient as possible, while keeping emissions as low as possible and earnings in focus.

In 2023, we have seen success in our ongoing project of implementing "constant power." We have been dedicating resources to help our crews apply constant power instead of constant speed. Our data indicates savings for all longer voyages by applying constant power. In 2024, we will continue to work on the constant power project to seek further improvements in energy savings.

Developing and Testing Fuel Efficiency Technologies

In addition to operational and collaborative strategies, TORM maintains its efforts in the optimization and efficiency of our fleet by applying a broad set of technical improvements. These efforts include smaller investments with short payback time and also larger investments with an expected larger impact. At TORM, we make sure to continuously test and evaluate these technologies so that the solutions are optimized after installation. On the following pages is an overview of the main projects in 2023.

Hull Coating

TORM continued our efforts to improve our vessel hulls to make them glide easier through the water, thereby requiring less power and producing less emissions.

One method to improve vessel hulls is applying silicone coating. Silicone-based coatings provide a smooth and low-friction surface with a higher resilience towards fouling organisms sticking to the hull. By the end of 2023, more than half of TORM's vessels had this coating applied. TORM has more than 55 vessels coated with silicone paint. This helps us achieve emission reductions of more than 87,000 tons of CO_2, or 5.9%, every single year.

Before applying paint on the hull, all old paint on the underwater part of the hull is removed to ensure a smooth hull surface to reduce roughness and thereby the hull's resistance in the water. This reduces CO_2 emissions and fuel consumption. For example, the impact on our largest LR2 vessels is that we can save up to 620 tons of CO_2 emissions per vessel every single year.

Environment
Environmental Efforts

Variable Frequency Drives (VFD)

All systems onboard are designed for maximum loads and temperatures. A vessel's main engine develops excess heat when sailing in extreme conditions, at half load, or in colder temperatures. Cooling pumps remove this heat with cooling water. When the conditions are not extreme, the cooling need is less, and the power used for the cooling water system can be reduced.

VFDs constitute a proven technology that controls the cooling systems' capacity according to the situation and thus runs the systems more efficiently, by maintaining the right temperature and ensuring that the cooling pump does not over-cool and use unnecessary energy.

VFDs on cooling water systems save an average of 0.35 tons of fuel per day per vessel, which helps save on costs as well as emissions. VFDs can provide TORM a savings of 400 metric tons CO_2 per vessel per year. The VFD program is completed across our fleet except recently purchased vessels where installation is in process.

Propeller Ultrasound

Algae make it harder for a vessel to move efficiently when it grows on the propeller. Algae growth is referred to as biofouling and is one of the main challenges when it comes to energy efficiency in shipping.

Ultrasound is a proven technology and promising method to fight biofouling. An ultrasound system can produce a pattern of increasing and decreasing vibrations on the surface of the propeller. This process can prevent surface algae and can ensure smoother, more energy-efficient sailing. TORM has used ultrasound on propellers since 2017. With a potential to save around 140 tons of CO_2 per vessel every single year, it is standard equipment on TORM vessels. The Propeller Ultrasound program is completed across our fleet except recently purchased vessels where installation is in process.



Environment
Environmental Efforts

Mewis Duct
The Mewis duct is an energy-saving device that can help direct the water flow around the propeller. The system's duct component accelerates the hull wake into the propeller. The device also has a fin system that makes a pre-swirl, which reduces the loss in the propeller slipstream. Combined, these components increase the propeller thrust, and the Mewis duct is expected to provide power savings of 4-5% per vessel.

In 2023, TORM has installed Mewis ducts on five vessels and made plans to install 30 more over years to come.

Rotor Sails
Rotor sails utilize wind to help thrust the vessel forward. TORM is looking at testing prototypes produced by ME Production and pending results, TORM will subsequently commence installation onboard two TORM vessels. The rotor sails do not have many variables once installed and are expected to work well in various conditions. It is expected that two rotor sails on a vessel could reduce up to 1000 metric tons of CO_2 emissions per year, depending on sailing patterns.

Air Lubrication
Air lubrication is a system which blows out microscopic air bubbles at the bottom of the vessel, creating a layer of air between the vessel and the water. This layer of air is intended to reduce the vessel friction in water.

During 2022-2023, TORM has been installing and is presently testing air lubrication on four vessels.

Challenges with air lubrication relate to the fact that the technology's efficiency depends highly on factors including the draft, speed of the vessel, the flow to the nozzles, and whether or not the vessel is even keel. We are dedicated to testing new technologies and optimizing to achieve better efficiency, and TORM is working closely with the supplier to achieve the expected results.

New Fuels
TORM is actively monitoring the developments in engines and supply chains and continuously assessing the possibility of equipping the fleet to run on new fuels such as methanol and ammonia. TORM currently uses traditional fuels.

As of 2025, TORM will commence using some biofuel on voyages involving EU trading in order to comply with the Fuel EU Maritime Regulation. This regulation requires shipping companies to reduce the greenhouse gas intensity in the fuel consumed, and not only reduce the amount of fuel consumed. Using biofuels does not require engines on TORM vessels to be modified.

 Read more details about TORM's investments to support the goal of zero emissions in the strategy report on pages 17 to 19



Social
Health and Safety

The majority of our workforce consists of seafarers. Healthy and safe conditions on board our vessels are our primary focus.

Audits and Inspections
Audits are an essential part of ensuring safety and compliance in TORM. Audits help identify areas where the organization can improve its safety management system. By identifying these areas, we can take corrective actions to improve our safety performance.

During 2023, we were able to effectively ensure TORM achieved its safety management objectives. Established procedures and policies have enabled us to perform several independent audits and inspections, including ship takeovers and flag changes. This has allowed us to identify improvement areas, measure performance, and ensure compliance, achieving time- and economical efficiencies, and providing independent verification.

Ship Inspection Report Programme
Ship Inspection Report Programme (SIRE) inspections are governed by OCIMF (Oil Companies International Marine Forum) and are used by charterers to ascertain the safety standards of our vessels.

In 2022, OCIMF initiated a new SIRE inspection regime called SIRE 2.0, which is expected to be fully applicable by Q2 2024. At TORM, readiness for the new regime is being prioritized at our offices and onboard vessels.

Lost Time Accident Frequency
Lost Time Accident Frequency (LTAF) is a measure of serious work-related personal injuries which result in more than one day off work. LTAF is measured as the number of injuries per million hours of work.

In 2023, TORM conducted physical visits on board vessels and also conducted additional activities such as physical seminars, virtual town halls, and information-sharing sessions and deployed thorough review and analysis of data such as "near-miss" for better insight. A high number of near-miss reports indicate that the organization proactively monitors and responds to risks. Our work has resulted in that TORM's LTAF measure in 2023 was 0.32 (2022: 0.42).

Safety
In 2023, TORM continued with our safety leadership program and our 'One TORM Safety Culture – driving resilience' program which defines standards and expectations for excellent performance.

An ongoing aspect of this program is the continuous implementation of the Five Safety I's, which are behavioral principles that guide the work of all TORM employees, in offices and on vessels.

In 2023, TORM initiated work on a new iteration of the company's core values, where the committee expressed full support for maintaining the focus on safety leadership and continuing with the safety leadership program and our 'One TORM Safety Culture – driving resilience' program.

TORM also continued the "Safety Delta" tool in 2023. This tool consists of cycles where crews on TORM vessels can anonymously evaluate all aspects of the safety culture on board. The evaluation results are processed by office staff and used to create a report that the vessel then receives to review potential areas for improvement.



Lost Time Accident Frequency (LTAF)
Source: TORM

Social
Health and Safety

The crews thereby process the evaluation results themselves, though dialogue and in the creation of development plans, which enables them to take ownership of the safety culture on board. Marine HR assesses this procedure annually, and it continues to score positively. All vessels have completed three Safety Delta cycles in 2023.

We held 12 physical onsite officer seminars in Denmark, India, and the Philippines over the course of 2023. Office and vessel-based colleagues came together to discuss and align on our business strategy. A total of 310 senior and junior officers attended the conferences.

Officer Safety Training
TORM continued to conduct safety leadership courses for senior officers on board. The course includes workshops for all senior officers and key office-based staff and focuses on how to be a good leader when it comes to safety.

TORM increased the number of junior officer safety trainings in 2023, which covers the mindsets, competencies, and behaviors needed for safe operations. This course serves as a supplement to the safety leadership course for senior officers as junior officers should be prepared for their future ambassador roles.

Officer safety training is a high priority at TORM. For this reason, we ensure that all officers attend the trainings, and we promote active participation. For in-person trainings, there is a focus on all participants taking part in both theory and group exercises. All trainings are adapted to the rank of the officers, so they get the relevant knowledge and skills for their duties.



Social
Security

Security

The security situation and developments in the various risk areas have been monitored closely throughout the year of 2023, and actions have been taken to safeguard TORM's seafarers and vessels. Threats in the Red Sea are also being closely monitored, and in the beginning of 2024 TORM decided to avoid transportation through the Red Sea.. Another main area of concern remains the Gulf of Guinea. This is despite the fact that reported incidents have remained at a low level in comparison to previous years. However, the root cause of piracy in the region has not been eradicated, so piracy remains a threat.

TORM's response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2023, TORM experienced an increase in the number of minor security incidents. No persons were harmed during these incidents. In particular, petty thefts in South America have seen an increase.

TORM continues to prepare vessels as per the Best Management Practices when deemed necessary and transiting areas with a history of conflict or any conflicts have arisen recently.

TORM has adapted its procedures to the changing threat levels across all areas called at by TORM vessels.

The security situation in certain areas is affected by changes in geopolitical situations. TORM will continue monitoring the situation globally and implement adequate precautionary measures for risks identified.

Cyber Security

In 2023, we have worked to strengthen TORM's cyber security due to the increasingly eminent threats. We also worked to ensure compliance with the new "Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure" act from the Securities and Exchange Commission (SEC), and to prepare for the upcoming NIS2 Directive from the EU.

To form the basis for an improved cyber security setup, TORM has implemented new policies and procedures primarily based on the ISO 27001 framework, including policies and procedures on IT security, crisis management, and IT risk management.

We have also implemented new and updated cyber security tools to strengthen our technical security, and we have implemented new security controls to ensure secure configuration of our IT systems and network.

At TORM, we are actively following the information security community and we continue to monitor threats, vulnerabilities, and threat actors as new threats continuously appear, the threat actors become increasingly well-organized, and the threats more advanced.

Employees of TORM take part in ongoing trainings during the year on a variety of cyber security topics, and we carry out phishing campaigns to ensure maximum employee awareness. Apart from this, we continuously monitor security events in our information systems, scan for vulnerabilities in our network, test our security posture through penetration testing, and improve our ability to recover through drills on disaster recovery and business continuity.

Social
People

People play an essential role in the One TORM platform, which supports us in working together as one team and part of a cohesive culture with clear values.

In 2023, TORM has reiterated and reinforced our zero-tolerance towards harassment, that is inconsistent with our policies and values, and we put extra focus on preventive measures. We also ensure that our employees have the right tools to handle such situations, along with the knowledge that it is not accepted by the company. All seafarers and office-based colleagues have participated in interactive training courses to understand different types of harassment, what to do if it occurs, and what tools are available to support them.

On Vessels
Crew Satisfaction
TORM experienced a continued high retention rate for seafarers over the course of 2023. Our annual crew engagement survey helps show what seafarers are satisfied with and what areas could benefit from more focus. Results show that the trend from 2022 continued and there is overall high job satisfaction and a positive relationship with leadership and teams. To keep our zero tolerance of harassment top of mind, this was added to the survey in 2023 as a topic.

At the end of 2023, TORM employed 3,271 seafarers and maintained our high retention rate for senior officers at 95%. Thus, TORM demonstrated compliance with customer requirements in ensuring the right level of experience among senior officers per vessel across the fleet (the so-called officer matrix compliance).

Reconnecting
TORM has continued our focus on gathering seafarers physically at seminars for junior, senior, and rating officers to make sure everybody meets and is sufficiently onboarded in the company. We have found that information sharing works well online, while fostering relationships for certain types of learning and development is best achieved in person. We have implemented the two methods in conjunction.

TORM also had special focus in 2023 on leadership courses to prepare junior officers for future senior positions. Safety leadership is the main topic of this training, which also includes harassment training and objection management. This helps us equip our next generation of leaders with the necessary tools and skills to move from technical tasks to generalist and leadership responsibilities.

Crew Well-Being
The 'Well at TORM' program focuses on the well-being of our seafarers by increasing engagement, mental resilience, physical health, and embracing socialization among the crew. In 2023, we optimized this program by taking control of 'Well at TORM' as an in-house program.

In 2023, we also continued to work with suppliers on ensuring healthy, high-quality food for crews on board the vessels. The mealtime for our seafarers is not just important sustenance and nutrition, it is also a time to socialize and nurture the unique tight knit group on board.



Geographical Diversity of Seafarers in %
Total number of seafarers at the end of 2023: 3,271

Other, 0.2%
Europe, 9.6%
Southeast Asia, 48.9%
India subcontinent, 41.3%

In 2023, we continued our strategy to employ seafarers with different nationalities as we believe that diversity on board is an important foundation for high performance, while keeping focus on cooperation and a safe working environment.

Social
People

In Offices
Employee Satisfaction
We continued our bi-annual real-time data engagement survey in 2023. 96% of all office-based employees responded to the November survey which resulted in an engagement score of 8.6 out of 10. This is a small positive development from the November 2022 survey, which showed an 8.4 engagement score.

The overall positive outcome of the survey was maintained from previous years, and the engagement positions TORM in the top five percent of companies across all industries using the same assessment tool. Our ambition is to improve and nurture the culture needed to fulfill our ambitious strategy and develop initiatives which matter to our employees.

Actions from previous surveys that have been implemented or are in progress include psychological safety sessions (described below), physical improvements for ergonomics and reducing noise pollution, and more focus on food served at office locations with new catering services.

Building on Foundation of Well-Being
In 2023, we looked to how we could build on top of our well-being foundation after focusing on fundamentals such as harassment and stress management in previous years. We continue to devote time and attention to reinforce our anti-stress and anti-harassment efforts, where we have seen positive results.

As part of further enhancing our employee well-being and implementing more preventive measures, we focused on psychological safety in 2023. This concept is about employees feeling safe to express opinions, including concerns and doubts, without fear of punishment or humiliation. Fostering psychological safety is a key ingredient to high-performing teams, as all team members feel comfortable contributing and presenting new ideas. In 2023, we held training sessions for employees and leaders, which resulted in a toolkit now available to all office-based employees.

Diversity
In TORM, it is our policy to work towards a diverse workforce irrespective of gender, religion, sexuality, nationality, ethnicity, or disabilities. A diverse workforce provides a balance of voices and thought that inspires innovation and creativity.

In 2023, we continued to participate in Danish Shipping's taskforce for more women at sea. We have incorporated 10 recommendations into processes and procedures as best practice. The recommendations include setting gender diversity targets, supporting women through family-friendly policies, and rethinking the recruitment process.

Also in 2023, we continued to review and optimize the initiatives embedded in our daily operations, originally developed as outputs from a project where Danish female seafarers were supported in enhancing their network and participated in mentoring for the unique lifestyle at sea.

Diversity of Permanent Employees

	Male	Female
Non-executive Directors of the Company	3	1
Executive Directors of the Company	1	—
Senior Executives	3	—
Managers not listed above (managers with one or more direct reports)	161	20
Other permanent employees of the Group	273	117

Social
People

Gender Diversity in Management

We actively monitor the representation of women in leadership, other levels of management, and the workforce. At the end of 2023, the proportion of female full-time employees in the office-based workforce was 31%, while women in leadership positions constituted 20%. TORM has a target for 2030 of 35% women in leadership positions. These targets are depicted in the Social Table on page 52.

In 2022, TORM took over the Marine Exhaust segment. Including this segment and our permanent seafarers, we have a total of 184 managers with one or more direct reports, who are not members of the Board. The underrepresented gender, women, constitutes 11% of this group of managers, and we have a target of 20% women in 2030. Our percentage this year decreased mainly due to the acquisition of the Marine Exhaust segment. We are in the process of anchoring the policy and action plans from TORM described below to the Marine Exhaust segment, and we strive to prepare a more detailed plan in 2024 for Marine Exhaust segment due to the business differences from TORM.

We aim to ensure a robust pipeline for career advancement and foster diversity within our leadership by identifying internal candidates for leadership positions. We focus on recruiting women for leadership positions if they are the most qualified for the position or if we assess that the diversity will benefit the relevant team. We have implemented an initiative to make our job postings more inclusive. In 2024, we will work to adapt the DEIB (Diversity, Equity, Inclusion, Belonging) framework to our

recruitment strategies in order to increase the representation of underrepresented groups.
At the end of 2023, the Board of Directors consisted of four male members and one female member elected at the Annual General Meeting. Since 2020, the Board of Directors has fulfilled its target of 20% female Board members (1 out of 5).

The next target for the Board of Directors is for 2030, where 40% of the members will be of the underrepresented gender.

We have recently set the target and therefore the target has not been met. TORM will commence a process to prepare a policy for how and when to reach the target.

Diversity in Management Beyond Gender

TORM does not have a policy regarding diversity based on other criteria than gender. The global structure of our organization and the industry in general already ensure an inherent level of diversity for criteria such as nationality and educational background. We continuously monitor in what ways diversity initiatives can benefit our organization.

Gender Diversity in Management

		2023
Non-executive Directors of the Company and Executive Directors of the Company (Board of Directors)	Total number of members	5
	Percentage of the underrepresented gender	20 %
	Target figures in percentages	40 %
	Year of achievement of target figures	2030
Shore-based managers in TORM not listed above (managers with one or more direct reports)	Total number of members	80
	Percentage of the underrepresented gender for managers	20 %
	Percentage of the underrepresented gender for Senior Executives	0 %
	Target figures in percentages	35 %
	Year of achievement of target figures	2030
Managers - Marine Exhaust segment (managers with one or more direct reports)	Total number of members	14
	Percentage of the underrepresented gender	0 %
	Target figures in percentages	15 %
	Year of achievement of target figures	2030
Managers - Permanent seafarers (managers with one or more direct reports)	Total number of members	90
	Percentage of the underrepresented gender	6 %
	Target figures in percentages	10 %
	Year of achievement of target figures	2030
Total number of managers excluding Board of Directors	Total number of members	184
	Percentage of the underrepresented gender	11 %
	Target figures in percentages	20 %
	Year of achievement of target figures	2030

Social
Community

 **TORM has a long history of supporting education in India and the Philippines, making the Sustainable Development Goal 4 Quality Education an integrated part of our organization and values.**

We believe that education is a cornerstone of development. Our commitment ensures a strong pipeline for the industry as a result of our support for maritime educational programs, while also serving as a way in which we can contribute to society with general education support. This helps strengthen the culture of teamwork at TORM, resulting in higher retention and positive brand recognition.

Education Foundation in the Philippines

The TORM Philippines Education Foundation (TPEF) is a foundation set up by TORM Philippines in 2007 to support education in Filipino society. TPEF's dedication to education and community enhancement continues to make a positive impact on scholars and communities in need.

During the educational year 2023-2024, we are supporting:

- 44 scholars studying in various colleges and universities
- 24 apprentices within maritime courses

In 2023, TPEF celebrated the graduation of three scholars in education, nursing, and medical laboratory science. Six graduate scholars excelled in their board exams, with three becoming licensed teachers, one a registered nurse, one a psychometrician, and one a medical technologist. Recognizing the importance of quality education, TPEF extended support to rural schools by providing essential

equipment and training for teachers and students in 2023. They conducted a virtual seminar on gender and development, benefiting 30 educators, parents, and 130 learners in Capoocan in the province of Leyte.

In 2023, TPEF donated learning equipment to the San Isidro Elementary School in San Narciso in the province of Quezon. The donation included study chairs, blackboards, whiteboards, lights, tables, electric fans, a SMART LED television, and school bags with supplies. This equipment will benefit 64 learners and teachers.

Education Support in India

TORM India funds specific projects related to children, education, and infrastructure. In 2023, TORM continued its commitment to education and community support with a series of impactful initiatives led by four partner organizations:

- SAMPARC – an organization taking care of disadvantaged children across India
- Round Table India (RTI) – an organization dedicated to improving education facilities in India
- BAIF – an organization working towards constructing, maintaining, and improving rural infrastructure
- Akshayshakti – an organization looking to improve the lives and welfare of students and abandoned children

TORM sponsored 33 students at SAMPARC, providing essential support for their education and well-being. As part of the tradition of Deepawali celebrations, a dedicated team from TORM India visited SAMPARC Bhaje to distribute gifts and get to know the students.

Recognizing the importance of a well-rounded education, TORM joined forces with Round Table India (RTI) to kick-start a transformative project in the state of Maharashtra. This initiative involved the construction of four classrooms, benefiting around 60 students.

In 2023, TORM completed a significant project, also in the state of Maharashtra, by adding an extra floor to a school serving over 600 students. This expansion provided improved facilities and resources for the students. TORM also identified a school in Malvani, Mumbai, for a transformative upgrade. An IT lab was inaugurated in the school, equipped with modern desktop computers, benefiting over 300 students with access to computer-aided courses and modern educational technologies.

TORM continues to evaluate several projects aimed at helping young girls in and around Mumbai to have a positive impact on society.

Governance
Legal Compliance

For TORM, good corporate governance represents the framework and guideline for business management. The aim is to ensure that TORM is managed in a proper and orderly manner consistent with applicable legislation and codes.

Our strong corporate governance complements our commercial purpose to ensure we meet the high expectations of our investors, customers, and other stakeholders. Legal compliance is essential to TORM and to our stakeholders. International transport of refined oil products is a highly regulated area, and full compliance with all applicable rules and regulations at all times is a necessity for operating successfully in our industry.

TORM's compliance with all applicable sanctions requires constant focus, as any violation may have a significant business impact. The same applies to compliance with applicable rules and regulations in relation to (but not limited to) health, safety and environment, anti-bribery and corruption, competition/anti-trust, as well as employment and labor. Legal compliance is often closely linked to other areas included in the materiality matrix and is also separately included.

The Governance section describes TORM's framework and governance model, designed to ensure TORM's continued ability to operate successfully.

 Governance section on pages 90 to 142

Data Ethics Policy

TORM's business model, the One TORM platform, uses advanced analytics and digital solutions in which large amounts of data are processed. TORM's Data Ethics Policy confirms TORM's commitment to our defined data ethics principles, and it defines how we collect, store, and process data.

TORM wants to maintain high ethical standards for the protection of our data, and we want our handling of all data to be beneficial and value-adding to our customers, employees, business partners, authorities, and other stakeholders.

Our treatment of data must be robust to prevent any unintended disclosure. TORM's data security measures include a variety of guidelines and defined processes as well as technical and human controls.

TORM does not collect, store, or handle data in relation to private customers or consumers. The data which TORM collects and stores is mainly commercial data, relevant to the operation of our owned and chartered vessels. Such commercial data includes without limitation global trade flows, trading patterns, cargo types, weather patterns, port data, etc. and may be generated internally or obtained from external sources.

To ensure that TORM and our employees uphold these high standards, clear instructions are available for how employees should handle personal data. To ensure that employees understand and are continuously updated on TORM's obligations such as sanctions, they are annually asked to confirm that they have read and will comply with the Business Principles and associated policies.

 Read about cyber security at TORM on page 40

Governance
Human Rights and Business Ethics

Business Ethics

Transparency and accountability are key to TORM's way of doing business, and these values play a central role in our corporate social responsibility approach. Our approach to responsible behavior is rooted in our TORM Business Principles which have the following five objectives:

- Maintaining a good and safe workplace
- Reducing environmental impact
- Respecting people
- Doing business responsibly
- Ensuring transparency

Anti-Corruption and Anti-Bribery

Corruption and bribery impede global trade and can restrict non-corrupt companies' access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM's seafarers to safety and security risks and poses a potential risk to TORM's legal standing and reputation.

TORM does not accept corrupt business practices, and as part of our compliance program TORM has a policy on anti-bribery and anti-corruption, which supports TORM's Business Principles.

It is TORM's policy to conduct all business in an honest and ethical manner. TORM has a "zero tolerance" approach to bribery and corruption, and TORM is committed to acting professionally, fairly, and with integrity in all business dealings and relationships, wherever TORM operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which TORM operates.

TORM has three elements, which we leverage to continue a high level of transparency and accountability of our anti-corruption and anti-bribery policy. One is strict employee guidelines and processes to prevent and manage anti-corruption and anti-bribery, the second is specific reporting processes, and the third is compulsory e-learning courses. TORM further complies with SOX regulations, according to which employees must complete training and confirm adherence to the policies and guidelines, ensuring 100% compliance.

Since 2011, when TORM co-founded the Maritime Anti-Corruption Network (MACN), TORM has taken a joint stand with the industry against the requests for facilitation payments, which exist in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments. MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach.

In 2023, TORM signed the Anti-Corruption Call-to-Action put forth by the UN Global Compact at the 10th session of the Conference of the States Parties (COSP) on 12 December 2023. The Call-to-Action is an appeal by the private sector to governments, urging them to promote anti-corruption measures and to implement related policies to establish systems of good governance.

Since 2006, TORM's Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. In 2023, the whistleblower facility received one notification, which was investigated and closed without any critique or requirements for new measures.



Governance
Human Rights and Business Ethics

Human Rights

With TORM's Business Principles, our core values, and the commitment to the UN Global Compact, TORM is committed to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

TORM respects employees' right to associate freely, to join – or not to join – unions, and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM's Business Principles. Zero claims or offenses have been reported regarding human rights in 2023.

2009

TORM signed the UN Global Compact

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, we will continue to promote human rights-related policies and processes.

The most material risk for human rights abuses is related to TORM's supply chain. TORM complies with the International Labor Organization's Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM's technical management are audited and certified as required under the Maritime Labor Convention of 2006. To enforce and promote the importance of human rights on how TORM performs business at large projects such as newbuildings or yard stays, TORM has a supervision team consisting of four-six TORM employees or externals representing TORM to ensure work is carried out in line with TORM standards.



Governance
Responsible Procurement

Responsible behavior is central to our business, management practices, and culture, as well as how we work with procurement at TORM.

Our supply chain is important to achieve our goals, and we must ensure that our quality standards and responsibility efforts are extended and improved throughout it. We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

Transparency and accountability are central parts of TORM's way of doing business, which means that TORM reports on its social and environmental performance on an annual basis to ensure progress and accountability to stakeholders.

TORM's Business Principles ensure alignment between our values, and the policies that ensure appropriate behavior, which cannot be deviated from. This relationship applies to policies within all operations, including those related to sustainability. TORM also applies its Business Principles when dealing with subcontractors and suppliers. TORM's Business Principles emphasize our commitment to promoting responsible business principles in our supply chain. Therefore, TORM is compliant with the UK Modern Slavery Act.

TORM is certified according to ISO 14001:2015, and in accordance with the requirements of our certifications, we constructed a supplier assessment questionnaire and supporting process in 2021. In 2022, the assessment process was rolled out, and focused on the suppliers with the highest spend. This is to allocate resources to the areas with the largest potential risks and impacts.

The assessments were carried out in two waves with the second wave completed in 2023. The first wave focused on Tier 2, critical suppliers, defined as suppliers with a spend above USD 100,000 and located in high-risk areas, as defined by TORM based on the CPI (Corruption Perception Index). These assessments were prioritized and were completed in 2022. The second wave Tier 1, strategic suppliers, defined as suppliers with a spend above USD 100,000 and located in low-risk areas, was completed in 2023.

The questionnaire covered areas within Quality Management, Performance, Training, Human Rights and Labor, Environment, Health, Safety, and Business Ethics.

As previously reported, the main purpose of these first supplier assessments was to establish a baseline and understand the status of our suppliers to facilitate a dialog with them about how we together can extend and improve the quality of sustainability efforts. In some situations, there may be areas where we will work with a particular supplier to align with TORM requirements.

In 2023, TORM has continued to individually follow-up on each questionnaire response to ensure their completeness. TORM, when possible, conducts site visits to audit the categories in the questionnaire or conducts a remote audit. This document can also be used as a guide for all TORM suppliers to self-assess their compatibility with TORM standards.

The questionnaire and process have been further developed, and the effort will continue in 2024.

 Anti-corruption and anti-bribery on page 46

SASB Marine Transportation Industry Standard

Topic	Accounting metric	Unit	2023	2022	2021	Code
Greenhouse Gas	Gross global Scope 1 emissions	Metric tons (t) CO_2e	1,558,254	1,363,076	1,081,027	TR-MT-110a.1
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets		See pages 17-19, 24-25, 28-29, 32-37	See pages 15-17, 19, 22-27, 30-33 in AR 22	See pages 22-27, 34, 40 in AR 21	TR-MT-110a.2
	1) Total energy consumed	Gigajoules (GJ)	20,791	19,265	17,672	TR-MT-110a.3
	2) Percentage heavy fuel oil	Percentage (%)	60	53	50	TR-MT-110a.3
	3) Percentage renewable	Percentage (%)	0	0	0	TR-MT-110a.3
	Average Energy Efficiency Design Index (EEDI) for new vessels	Grams of CO_2 per ton-nautical mile	4	3	3	TR-MT-110a.4
Air quality	Air emissions of the following pollutants:					
	1) NO_x (excluding N_2O)	Metric tons (t)	n/a[1]	n/a[1]	n/a[1]	TR-MT-120a.1
	2) SO_x	Metric tons (t)	1,322	1,785	1,533	TR-MT-120a.1
	3) Particulate matter (PM10)	Metric tons (t)	n/a[1]	n/a[1]	n/a[1]	TR-MT-120a.1
Ecological impacts	Shipping duration in marine protected areas or areas of protected conservation status[2]	Number of travel days	835	n/a[1]	n/a[1]	TR-MT-160a.1
	Percentage of fleet implementing ballast water: 1) exchange	Percentage (%)	0	12	27	TR-MT-160a.2
	Percentage of fleet implementing ballast water: 2) treatment	Percentage (%)	100	88	73	TR-MT-160a.2
	Number of spills and releases to the environment[3]	Number	0	0	0	TR-MT-160a.3
	Aggregate volume of spills and releases to the environment[4]	Cubic meters (M3)	0	0	0	TR-MT-160a.3

The emission figures in this report represent TORM's findings to the best of our knowledge given today's methodology used by TORM and aligned with current IMO methodology. TORM is continuously committed to improving the methodology and advancing transparency in reporting as well as to following best industry practices on emissions reporting. In 2021, we allocated the emissions related to T/C out to gross global Scope 1 emissions as we did not report on Scope 3. In 2022, we reported on Scope 3 and have reallocated the part included in Scope 1 in 2021 to Scope 3 in 2021. So emissions for 2021 have been adjusted slightly due to updates to the methodology.

[1] Data unavailable. Assessment of feasibility of disclosure is ongoing.

[2] Our definition of shipping duration in marine protected areas is based on Guidelines on designating a "particularly sensitive sea area" (PSSA) are contained in resolution A.982(24) by IMO.

[3] Our definition of spills is based on ITOPF.

[4] We report total volume of spills as the estimated aggregate volume of all spills as defined above. We do not do netting of the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1.

SASB Marine Transportation Industry Standard

Topic	Accounting metric	Unit	2023	2022	2021	Code
Employee Health & Safety	Lost Time Incident Rate (LTIR)[1]	Per million exposure hours	0.32	0.42	0.37	TR-MT-320a.1
Business ethics	Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	15	18	13	TR-MT-510a.1
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	USD	0	0	0	TR-MT-510a.2
Accident & Safety Management	Number of marine casualties[2]	Number	1	1	1	TR-MT-540a.1
	Percentage classified as very serious[2]	Percentage (%)	0	0	0	TR-MT-540a.1
	Number of Conditions of Class or Recommendations	Number	9	3	7	TR-MT-540a.2
	Number of port state control: 1) deficiencies	Ratio[3]	0.63	0.71	0.55	TR-MT-540a.3
	Number of port state control: 2) detentions	Ratio[3]	0.00	0.01	0.00	TR-MT-540a.3
Activity metrics	Number of shipboard employees	Headcount	3,271	3,218	3,420	TR-MT-000.A
	Total distance travelled by vessels	Nautical miles (nm)	4,971,501	4,568,294	4,398,088	TR-MT-000.B
	Operating days	Days	30,605	29,610	28,717	TR-MT-000.C
	Deadweight tonnage	Thousand deadweight tons	5,212	5,034	4,746	TR-MT-000.D
	Number of vessels in total shipping fleet (as of 31 December)	Number	82	78	84	TR-MT-000.E
	Number of vessel port calls	Number	2,464	2,428	2,514	TR-MT-000.F
	Twenty-foot equivalent unit (TEU) capacity	TEU	n/a	n/a	n/a	TR-MT-000.G

[1] Instead of LTIR, we report on LTAF (LTIF) which is an industry norm based on OCIMF guidelines on injury reporting. The rate per one million man hours is the most common unit in respect of LTAF.

[2] Our definition of marine casualty is based on the IMO Casualty Investigation Code Ch 2 -2.9, and very serious marine casualty is based on IMO Casualty Investigation Code Ch 2 -2.22.

[3] We report the number of port state control deficiencies and detentions as a ratio instead of a number. It is the industry norm to report port state control performance as a ratio as it provides important context to the metrics. The ratio is calculated as the number of deficiencies (or detentions) divided by the total number of PSC inspections.

Environmental Indicators

Indicator	Unit	2023	2022	2021
Greenhouse gas (GHG) emissions				
Direct GHG emissions (Scope 1)	Metric tons (t) CO_2e	1,558,254	1,363,076	1,081,027
Indirect GHG emissions – owned (Scope 2)[1]	Tons CO_2e	506	448	486
Indirect GHG emissions – not owned (Scope 3)	Tons CO_2e	923,784	607,961	1,238,479
Total GHG emissions[2]	Tons CO_2e	2,482,544	1,971,485	2,319,991
Energy consumption				
Heavy fuel	Tons	305,016	252,012	216,610
Low-sulfur heavy fuel	Tons	118,853	136,329	126,371
Marine gas oil	Tons	83,570	84,086	88,978
Office consumption				
Electricity consumption	kWh	801,393	659,476	514,461
Water consumption	m3	4,373	4,062	3,875
Greenhouse gas (GHG) emissions - Fleet				
CO_2 emissions, AER – total fleet	g/dwtxnm	4.93	5.15	5.05
CO_2 emissions, AER – LR2	g/dwtxnm	3.37	3.68	3.72
CO_2 emissions, AER – LR1	g/dwtxnm	4.40	4.73	4.33
CO_2 emissions, AER – MR	g/dwtxnm	6.14	6.09	5.83
CO_2 emissions, AER – Handysize[3]	g/dwtxnm	n/a	8.37	7.23
CO_2 emissions, EEOI – total fleet	g/cargoxnm	10.80	10.88	10.64
CO_2 emissions, EEOI – LR2	g/cargoxnm	7.94	8.13	8.67
CO_2 emissions, EEOI – LR1	g/cargoxnm	10.39	9.38	8.95
CO_2 emissions, EEOI – MR	g/cargoxnm	12.56	12.69	11.80
CO_2 emissions, EEOI – Handysize[3]	g/cargoxnm	n/a	21.29	15.24

The emission figures in this report represent TORM's findings to the best of our knowledge given today's methodology used by TORM aligned with current IMO methodology. TORM is continuously committed to improving the methodology and advancing transparency in reporting as well as to following best industry practices on emissions reporting. In 2021, we allocated the emissions related to T/C out to direct GHG emissions (Scope 1) as we did not report on Scope 3. Since 2022, we reported on Scope 3 and have reallocated the part included in Scope 1 to Scope 3 in 2021.

[1] From 2023, common areas for the shared office space in Copenhagen have been included, causing the shown increase. Scope 2 emissions for Marine Exhaust of 309MT CO_2 are not included. [2] The total CO_2 emissions are significantly lower in 2021 compared to 2022 and 2023 because Scope 3 emissions have not been calculated for 2021. [3] All Handysize vessels are sold in 2023.

Social Indicators

Indicator	Unit	2023	2022	2021	Further information
Our employees					
Total number of seafarers	Headcount	3,271	3,218	3,420	Annual Report 2023
Total number of employees (shore-based) in TORM	Headcount	370	355	348	Annual Report 2023
Total number of employees in Marine Exhaust segment	Headcount	111	108	93	Annual Report 2023
Diversity – shore-based employees					
Total women in leadership in TORM	Percentage (%)	20	21	22	Annual Report 2023
Gender with lowest representation (women)	Percentage (%)	31	35	37	Annual Report 2023
Total women in leadership in Marine Exhaust segment	Percentage (%)	0	0	0	Annual Report 2023
Diversity – seafarers					
Total women in leadership	Percentage (%)	1	2	1	Annual Report 2023
Gender with lowest representation (women)	Percentage (%)	1	1	1	Annual Report 2023
Health & Safety					
Fatalities	Headcount	0	0	0	Annual Report 2023
Lost Time Accident Frequency (LTAF)	Per million exposure hours	0.32	0.42	0.37	Annual Report 2023
Ethics					
Sexual Harassment and/or Non-discrimination Policy		●	●	●	Business Principles
Equal and fair opportunity employer		●	●	●	Business Principles
Child and/or Forced Labor Policy		●	●	●	Business Principles
Child and/or Forced Labor Policy covers suppliers and vendors		●	●	●	Business Principles
Human Rights Policy		●	●	●	Business Principles
Human Rights Policy covers suppliers and vendors		●	●	●	Business Principles
Modern Slavery Policy		●	●	●	UK Modern Slavery Act
UN Global Compact Signatory		●	●	●	Responsibility Report
Recycling and Scrapping Policy		●	●	●	

Yes ● / No ●

Governance Indicators

Indicator	Unit	2023	2022	2021	Further information
Board of Directors					
Members	Number	5	5	5	Annual Report 2023
Gender with lowest representation (women)	Percentage (%)	20	20	20	Annual Report 2023
Total nationalities	Number	5	5	5	Annual Report 2023
Independence	Percentage (%)	60	60	60	Annual Report 2023
Senior Management					
Members	Number	4	4	4	Annual Report 2023
Gender with lowest representation (women)	Percentage (%)	0	0	0	Annual Report 2023
Total nationalities	Percentage (%)	1	1	1	Annual Report 2023
Executive Management has their bonus linked to ESG performance		●	●	●	Annual Report 2023
Whistleblower function					
Number of whistleblower notifications received through external system		1	3	1	Annual Report 2023
Number of whistleblower cases reviewed		1	3	1	Annual Report 2023
Ethics					
Anti-corruption Policy		●	●	●	Business Principles
Anti-bribery Policy		●	●	●	Business Principles
Whistleblower Policy		●	●	●	Annual Report 2023
Articles of Association		●	●	●	
Data Ethics Policy		●	●	●	Annual Report 2023
Code of Conduct Policy (Business Principles)		●	●	●	Business Principles

Yes ● / No ●

EU Taxonomy Tables

TORM's key performance indicators (KPI) are listed in the tables below. TORM's activities are considered eligible but not aligned. The non-eligible activity consists of Marine Exhaust. According to EU Taxonomy definitions, business activities cannot be considered aligned if the business is dedicated to the transport of fossil fuels.

Proportion of TURNOVER from products or services associated with Taxonomy-aligned economic activities

Financial year 2023				Substantial contribution criteria						DNSH criteria ('Do Not Significant Harm')									
Economic activities (1)	Code(s) (2)	Turnover (3) (USD m)	Proportion of Turnover (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)	Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) turnover, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	USD	%	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities		1,491	98%	1,491	N/EL	N/EL	N/EL	N/EL	N/EL								%		
Turnover of Taxonomy-eligible but not environmentally sustainable		1,491	98%														%		
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		1,491	98%																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities		29	2%																
TOTAL (A + B)		**1,520**	**100 %**																

Turnover can be reconciled to Note 3 in the consolidated financial statements.

EU Taxonomy Tables

Proportion of CAPEX from products or services associated with Taxonomy-aligned economic activities

Financial year 2023		Year			Substantial contribution criteria						DNSH criteria ('Do Not Significant Harm')									
Economic activities (1)	Code(s) (2)	CAPEX (3)	Proportion of CAPEX (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)	Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) CAPEX, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	USD	%	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
CAPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities		602	99%	602	N/EL	N/EL	N/EL	N/EL	N/EL								%		
CAPEX of Taxonomy-eligible but not environmentally sustainable		602	99%														%		
A. CAPEX of Taxonomy-eligible activities (A.1+A.2)		602	99%																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CAPEX of Taxonomy-non-eligible activities		6	1%																
TOTAL (A + B)		**608**	**100 %**																

CAPEX can be reconciled to Note 3 in the consolidated financial statements.

EU Taxonomy Tables

Proportion of OPEX from products or services associated with Taxonomy-aligned economic activities

Financial year 2023		Year			Substantial contribution criteria						DNSH criteria ('Do Not Significant Harm')									
Economic activities (1)	Code(s) (2)	OPEX (3)	Proportion of OPEX (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)	Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) OPEX, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	USD	%	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T

A. TAXONOMY-ELIGIBLE ACTIVITIES

A.1. Environmentally sustainable activities (Taxonomy-aligned)

OPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T

A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)

				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities		64	30%	64	N/EL	N/EL	N/EL	N/EL	N/EL								%		
OPEX of Taxonomy-eligible but not environmentally sustainable		64	30%														%		
A. OPEX of Taxonomy-eligible activities (A.1+A.2)		64	30%																

B. TAXONOMY-NON-ELIGIBLE ACTIVITIES

OPEX of Taxonomy-non-eligible activities		152	70%
TOTAL (A + B)		216	100%

OPEX can be reconciled to Note 3 in the consolidated financial statements.

Non-Financial and Sustainability

Information Statement

The following table constitutes our Non-Financial and Sustainability Information Statement in compliance with sections 414CA and 414CB of the Companies Act 2006. The information listed is incorporated by cross-reference. Additional Non-Financial Information is also available on our website.

Reporting Requirement	Policies	Further Information	Page
Environmental Matters	TORM's Business Principles Recycling and Scrapping Policy Environmental Protection Policy	Environmental Strategy	17-19
		ESG Targets	25
		EU Taxonomy	26
		Scope 1, 2, 3 CO_2 emissions	27-28
		Environmental Efforts	32-37
		Governance	45-48
		Business Ethics	46
Employees	TORM's Business Principles Whistleblower Policy Health, Safety, and Security	One TORM Platform	20-21, 34
		Health and safety	38
		People Section	41-43
		Diversity Data	42-43
		Governance	45-48
		Business Ethics	46
		Non-Discrimination Policy	52
		Equal and Fair Opportunity Employer	52
		Sexual Harassment and/or Non-Discrimination Policy	52
Respect for Human Rights	TORM's Business Principles Whistleblower Policy Modern Slavery Policy	Governance	45-48
		Business Ethics and Human Rights	46-47
		Child and/or Forced Labor Policy	52
Social Matters	TORM's Business Principles	People	41-43
		Community	44
		Legal Compliance	45
		Human Rights and Business Ethics	46-47
		Responsible Procurement	48
Anti-Corruption and Anti-Bribery	TORM's Business Principles TORM's Policy on Anti-Corruption and Anti-Bribery	Legal Compliance	45
		Business Ethics	46
		Anti-Corruption and Anti-Bribery	46
Description of Principal Risks and Impact of Business Activity		Governance	45-48
		Business Ethics	46
		Risk Assessment Process	82-83
		Description of Top Risks	85-86
Description of the Business Model		Business Model	9-21
Non-Financial Key Performance Indicators		ESG Targets	25
		SASB Index	48-50
		E, S, G Tables	51-53
Climate-Related Financial Disclosures		TCFD Guidelines	29
		Climate-Related Risk and TCFD	87-89

ESG Accounting Policies

TORM's Scope 1, 2 and 3 Accounting Policies
Scope 1
CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according to IMO's conversion factor for emission per ton. Emissions are calculated for each single vessel and then consolidated. Numbers under the Scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage. The vast majority of TORM's Scope 1 emissions are linked to vessel operations with our fleet. Due to the very limited share of our emissions, emissions from company cars have not been included.

Please note:
The TC out (voyages time chartered out > 90 days) are considered outside our operational control. The TC out voyages and On-hire days are excluded from the population and added under scope 3 category 13.

Scope 2
CO_2 emissions generated indirectly from operational activities at the TORM offices are calculated using Danish and World Resources Institute emission factors. Offices with less than 10 employees have not been included. An allocation key based on m^2 occupancy is used when no direct data can be retrieved for shared common areas.

Scope 3
CO_2 emissions generated from activities not owned or controlled by TORM, that we indirectly affect in our value chain. Scope 3 emissions are calculated using a mixed approach where spend-based data as well as supplier-specific and/or activity-based data are used, and where the relevant emission factors are applied. We are using a variety of data sources for these emission factors where the key sources are DEFRA, GLEC, Thrust Carbon Methodology, IMO and Exiobase.

The ESG report comprises activities in the parent company and in all subsidiaries except for the Marine Exhaust segment. TORM will continue the focus on data collection process and quality and include the data in 2024. The accounting policies are applicable for the reporting period 01 January – 31 December 2023. ESG metrics follow the below boundaries unless otherwise specified:
- Owned vessels (incl. third-party technically managed vessels)
- Employees in offices
- Crew onboard vessels
- All TORM offices around the world

Greenhouse Gas Emissions
Scope 3: Indirect upstream and downstream emissions from third-party activities and operational management services. Based on our materiality threshold of 2% following the GHG recommendations, TORM includes the following Scope 3 GHG categories in our reporting framework:
- Purchased goods and services (GHG #1): This category includes operating expenses, administration, port costs, and investments related to dry docking and vessel projects. Data has been categorized as either "Primary/Hybrid" or "Spend-based". Primary/Hybrid approach is where we know the actual quantities consumed combined with industry specific emission factors converted into emissions. "Spend-based" approach is used where no primary data was available.

- Capital Goods (CHG #2): CAPEX investments relating to purchase of vessels or modifications on vessels. Vessel lightweight methodology is used to extract emission data for purchase of vessels and Spend-based approach is used for vessel modification. Industry specific emission factors are used to calculate emissions.
- Fuel and energy-related activities (GHG #3): This category includes upstream emissions associated with the production and distribution of bunker fuel for our vessels. Specific quantity data is used for consumption of fuel oil and gas oil from own operations (tons) multiplied with industry specific average emission factor to calculate emission. Electricity and heating consumption for own operation is included with location based emission factors.
- Business travel (GHG #6): This category includes emissions from the transportation of employees in vehicles owned by third parties (such as airfreight, taxi) and hotel stay. Primary methodology has been used where detailed air travel data has been received by TORM's travel partners with average emission factors. Spend-based approach has been used for hotel expenses with industry-specific emission factors used to calculate emissions.
- Downstream leased assets (GHG #13): This category includes emissions that occur during the operation of time-charters without operational control (TC out > 3 months/ TC in < 3 months). Specific quantity data is used for fuel oil and gas oil. The IMO Tank-to-Wheel (TTW) emission factors have been used to calculate emissions occurring during the operation of time-charters without operational control.

ESG Accounting Policies

TORM's EU Taxonomy Accounting Policy
In order to align with the EU Taxonomy, a company is required to live up to the following:
1. Contribute to one or more of six environmental objectives. The six environmental objectives outlined in the EU Taxonomy are climate change mitigation (Regulation EU 2020/852 Annex 1), climate change adaption (Regulation EU 2020/852 Annex 2), sustainable use of water and marine sources, circular economy, pollution prevention, and a healthy ecosystem (Commission Delegated Regulation EU 2023/2486).
2. Do no significant harm (DNSH) to the remaining objectives.
3. Meet the minimum social safeguards.

The EU Taxonomy has technical screening criteria that can be used to evaluate whether or not a company's activities are aligned with 'Climate change mitigation' or 'Climate adaption', whether or not aligned objectives do no significant harm to other EU Taxonomy objectives, and whether or not activities are aligned with the minimum social safeguard criteria.

TORM's only activity considered in scope is number 6.10 'Sea And Coastal Freight Water Transport, Vessels For Port Operations, and Auxiliary Activities'.

Alignment and Eligibility
In 2023, TORM's revenue and revenue-generating activities are generally considered eligible but not Taxonomy-aligned. TORM's CAPEX and OPEX are also considered eligible but not aligned. TORM's taxonomy-eligible CAPEX in 2023 consists of 'vessels and capitalized dry-docking' and 'prepayment on vessels'. See Note 3 in the Consolidated Financial Statements.
For operating expenses, TORM uses an allocation key of 10% for seafarers wages related to repair and maintenance. The allocation key is based on interviews.

Climate Change Mitigation
According to the technical criteria for substantial contribution to climate change mitigation, TORM has assessed the alignment of our activities. Tanker vessels are not included in alignment criteria if the vessels are dedicated to the transportation of fossil fuels. TORM is not considered dedicated to transporting fossil fuels as TORM is not in a locked in position and is able to transport soft oils. However, this trade is considered immaterial. TORM's vessels cannot be considered as having a share of activities that are aligned according to the EEDI criteria and therefore, we have assessed that our operations are not considered aligned.

TORM has assessed whether or not the activities do any harm to the remaining environmental objectives, which determines if they live up to the DNSH criteria. Below is the review of this assessment of alignment with the remaining objectives.

Climate Adaption
TORM's assessment of climate adaption for the EU Taxonomy was based on TCFD. For more information on the scenario analysis and the risks and opportunities identified, please view the section 'Climate-related risk analysis and TCFD'.
In our assessment of the transition and physical climate-related risks and opportunities that TORM faces ahead of 2050, we based the work on three climate scenarios, which were all respectively combined with a short, medium, and long-term perspective.

Taking TORM's full value chain into consideration, we worked with the scenarios including both upstream and downstream activities. It was found in the assessment that the worst-case scenario of impact based on climate-related risk scenarios would be 'Higher sea level rise and extreme temperatures'.

Water
TORM has worked for years to reduce water pollution by implementing Ballast Water Treatment Systems (BWTS) on all our vessels. These systems help avoid the risk of invasive species. In addition to BWTS, we report on oil spills, and both form part of our adaption of the SASB Marine Transportation reporting standard.

TORM follows the IMO standards for all operations and considers the IMO's water regulation to be sufficient to avoid doing harm to the waters in which we sail. TORM's operations align with the International Convention for the Control and Management of Ships' Ballast Water and Sediments to reduce water pollution using best management practices and policies.

By following these reporting standards, we consider TORM to be in alignment with the water criteria for DNSH.

ESG Accounting Policies

Circular Economy

As part of TORM's strategy, we purchase second-hand vessels and implement updates on them with new equipment and technology. When we do find it necessary to recycle a vessel, TORM follows the Hong Kong Convention and EU SRR. This requires TORM to have operating procedures in place for managing waste at a vessel's end of life.

TORM uses onboard logbooks and reports to technical managers to keep track of all waste generated onboard vessels. TORM is in compliance with MARPOL, Annex V, which is enforced by the IMO, making it a standard in the shipping industry. MARPOL, Annex V requires vessels to have measures in place for preventing accidental loss of garbage, as well as for having equipment onboard to collect and store garbage, and finally it requires vessels to have procedures to dispose of the garbage properly.

Making it a standard in the shipping industry, MARPOL, Annex V requires vessels to have measures in place for prevention of Pollution by Garbage from ships, as well as for having equipment onboard to collect and store garbage. The regulation requires vessels to have procedures to dispose garbage properly. In TORM, we have implemented waste management plans, and we use the best techniques available to us for reducing the environmental impact of waste management.

Pollution Prevention

TORM complies with all technical criteria put forth under the objective 'Pollution prevention' because these criteria are considered IMO standards.

TORM is ISO 14001 certified. We have ensured that TORM's vessels comply with Annex VI to the IMO MARPOL Convention.

As such and in reference to the review above, we consider TORM in alignment with the pollution prevention criteria for DNSH.

Biodiversity

TORM complies with all technical criteria put forth under the objective 'Biodiversity' because these criteria are considered IMO standards.

TORM also complies with the provisions of the International Convention for the Control and Management of Ships Ballast Water and Sediments. Finally, all TORM vessels comply with the IMO biofouling guidelines, and we have measures in place to prevent the introduction of non-indigenous species by biofouling hulls.
As such and in reference to the review above, we consider TORM in alignment with the biodiversity criteria for DNSH.

Minimum Safeguards

In our assessment, TORM is in compliance with the DNSH criteria of the EU Taxonomy. To account for alignment with the EU Taxonomy, we have reviewed the extent to which our activities are aligned with the minimum social safeguards.

With TORM's Business Principles and the commitment to the UN Global Compact since 2009, TORM is committed to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights. Please refer to the 'Human rights and business ethics' section of the Governance section for more information.

TORM has a 'zero tolerance' approach to bribery and corruption. In 2011, TORM co-founded the Maritime Anti-Corruption Network (MACN). TORM follows OECD Guidelines covering labor rights, bribery and corruption, environmental protection, and human rights.

Based on the review above, we consider TORM in alignment with the minimum safeguards criteria that enable EU taxonomy aligned activities reporting.

ESG Accounting Policies

Other Accounting Policies

CO₂ emissions (Equivalent Ton)

The greenhouse gas emissions (GHG) reporting covers Scope 1 (direct emissions from own production), Scope 2 (indirect emissions from the generation of purchased energy), and Scope 3 (emissions indirectly affected but not owned or controlled by TORM) of the Greenhouse Gas Protocol. The Marine Exhaust is not included in 2023.

TORM uses the operational control principle as our organizational boundary when calculating our Scope 1, Scope 2, and Scope 3 emissions. This has the following implications:

- Upstream emissions from fuel usage in Scope 1 and Scope 2 are accounted for in Scope 3.
- Investments with operational control are accounted for in Scope 1.
- In line with our organizational boundary, we consider vessels that are time-chartered out (T/C-out) for less than three months as well as vessels which are time-chartered in (T/C-in) for more than three months as part of Scope 1.
- In line with our organizational boundary, we consider vessels that are time-chartered out for more than three months as well as vessels which are time-chartered in for less than three months as part of Scope 3.

AER/Carbon Intensity (g/dwtxnm)

AER is a measure of efficiency using the total fuel consumption, distance travelled, and deadweight. The measure is defined as grams CO_2 emissions emitted by the vessels per deadweight-ton-nautical mile. AER includes emissions from both Scope 1 and Scope 3 Category 13. Deadweight is defined in accordance with the highest deadweight value available in the maximum load line certificate cross-referenced with the deadweight of a ship in water of relative density of 1,025 kg/m^3 at summer load draught. Distance is defined as GPS distance recorded by the vessel. AER is affected by vessel size, speed, duration of waiting time, and port stays.

EEOI (g/cargoxnm)

EEOI is a measure of efficiency using the total fuel consumption, distance travelled, and cargo intake. The measure is defined as grams CO_2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time, and port stays.

SOx Emissions (ton)

Sulfur emission is calculated as a multiplication of consumption for each of the different fuel types by the Sulfur Oxide content, summarized and converted to metric tons. For vessels that have a scrubber installed, the sulfur content of HFO is set to a fixed value of 0.025%. For records where bunkered fuel amount has been submitted without an associated sulfur content percentage, a weighted average of sulfur percentage for that fuel type going a year back is used.

Energy Consumption (GJ)

All fuel burned on board the vessels has been converted into energy based on fuel oil analysis results.

Office Electricity Consumption (kWh)

Electricity consumed indirectly in operating activities at TORM offices excluding sites with less than 10 people employed. These sites are London, Dubai, Delhi, and the Houston offices. An allocation key based on either FTE or sqm occupancy is used when no direct data can be retrieved for shared common areas.

Office Water Consumption (m^3)

Water consumed indirectly in operating activities at the TORM offices excluding the offices in London, Houston, Mumbai, and New Delhi.

Spills

The definition of spills is based on ITOPF. We report the total volume of spills as the estimated aggregate volume of all spills. We do not net the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1.

Deadweight Tonnage (Based on SOLAS II-1A-Reg 2-20)

Deadweight tonnage is the difference in tons between the displacement of a ship in water of a specific gravity of 1.025 at the draught corresponding to the assigned summer freeboard and the lightweight of the ship.

ESG Accounting Policies

COC (Based on IACS Document Classification Societies Section B3 Classification Surveys)

The requirement that specific measures, repairs, request for survey, etc. are to be carried out within a specified time period in order to retain class.

LTAF or LTIF (Based on OCIMF Marine Injury Reporting Guidelines Section 4)

The number of Lost Time Injuries per unit exposure hours for the operating fleet. Unit in respect of LTIF is one million man hours. Lost Time Injuries are the sum of fatalities, permanent total disabilities, permanent partial disabilities, and lost workday cases as based on OCIMF Marine Injury Reporting Guidelines Section 3.

Marine Casualty (Based on IMO Casualty Investigation Code Ch 2 -2.9))

A marine casualty means an event, or a sequence of events, that has resulted in any of the following and that has occurred directly in connection with the operation of a ship:

- The death of, or serious injury to, a person
- The loss of a person from a ship
- The loss, presumed loss, or abandonment of a ship
- Material damage to a ship
- The stranding or disabling of a ship or the involvement of a ship in a collision
- Material damage to marine infrastructure external to a ship that could seriously endanger the safety of the ship, another ship, or an individual
- Severe damage to the environment or the potential for severe damage to the environment, brought about by the damage of a ship or ships

However, a marine casualty does not include a deliberate act or omission with the intention to cause harm to the safety of a ship, an individual, or the environment.

Material Damage to Ship (Based on IMO Casualty Investigation Code Ch 2 -2.16)

A material damage in relation to a marine casualty means:

- Damage that significantly affects the structural integrity, performance or operational characteristics of marine infrastructure, or a ship.
- Damage that requires major repair or replacement of a major component or components.
- Destruction of the marine infrastructure or ship.

Very Serious Marine Casualty (ased on IMO Casualty Investigation Code Ch 2 -2.22)

A very serious marine casualty means a marine casualty involving the total loss of the ship, a death, or severe damage to the environment.

Permanent Management Positions in Offices (ex. Directors and Senior Executives)

Total Management other than Directors of the Company (VPs, GMs, Senior Managers, and Managers with one or more direct reports). The five Non-Executive Directors are not included as employees of the Group.

Permanent Seafarer Officers

Defined as officers living in Scandinavia.



Market Review

Geopolitical tensions kept product tanker freight rates elevated and volatile in 2023.

The product tanker market was strongly impacted by geopolitical events in 2023. The EU/G7 sanctions against Russian oil products officially took effect on 05 February 2023, which reinforced the trade recalibration that had partly started already in 2022. This resulted in a significant increase in product tanker trading distances and hence demand for vessels, and consequently led to a step change in product tanker freight rates towards a higher average level. However, the recalibration also increased rate volatility as the product tanker fleet moved closer to the point of full utilization, where even small changes in underlying demand and supply create high volatility in freight rates.

Although to a lesser extent, also restrictions on the Panama Canal transits resulted in longer sailing patterns.

Towards the end of the year, a military conflict in the Middle East and subsequent attacks against vessels forced several vessels to re-route away from the Red Sea, yet the impact of this was more severely felt first in 2024.

Sanctions against Russia

While the product tanker market reacted immediately to Russia's invasion of Ukraine on 24 February 2022, the EU/G7 sanctions against Russia officially came into effect on 05 February 2023 for refined oil products (for crude oil, sanctions came into effect on 05 December 2022).

As a result, the EU replaced around 1m b/d of lost Russian oil products (mainly diesel) with supplies from sources further afield such as the US, Middle East, and Asia. Prior to the Russian invasion of Ukraine, around 60% of EU/UK oil product imports came from short-haul sources. Post-sanctions, 80% of imports came from long-haul sources.

During the same period, Russia found new markets for its oil products in Turkey, Africa, Middle East, Latin America, and Asia. Before the sanctions came into effect, more than 70% of Russian clean product exports went short-haul, and this percentage declined to only 40% post-sanctions.

In addition to the EU sanctions, G7 imposed a price cap on Russian oil and oil products. This only allowed transportation of Russian oil and oil products to third countries on vessels insured by G7/EU/UK P&I clubs if the product was sold under the price cap. As a result, a two-tier tanker market was created, where some vessels - often older ones - became 100% dedicated to Russian trade.

They made up the so-called shadow fleet. With an increasing share of the Russian trade being round-trips, this shadow fleet increased inefficiency on the market.

Longer trade distances stemming from trade recalibration boosted the ton-mile demand for product tankers in 2023, which came in 8% higher than in 2022. This happened despite generally lower European imports amid a worsened macroeconomic situation and warmer-than-usual winter weather.

Effective 01 March 2022, TORM decided not to enter into any new business involving Russian port calls and Russian customers.

Tanker Freight Rates in 2023
SOURCE: CLARKSONS

AVERAGE TCE IN USD/DAY



Composition of EU/UK-Russia CPP Trade
SOURCE: KPLER

K/B/D



Market Review

Restrictions on Panama Canal Transits

Historically low water levels at the Panama Canal forced canal authorities to restrict the daily number of transits in the second half of 2023, also leading to vessel delays and re-routing towards longer trade distances. Consequently, the share of global clean petroleum product volumes transiting the Panama Canal fell from 5% in 2022 to 3% in 2023. Disruptions at the Panama Canal contributed to the strength in the product tanker rates in the US Gulf, with MR rates in the region assessed at above USD 50,000 per day throughout the last quarter of the year.

Global Oil Demand and Changes in the Refinery Landscape

While geopolitical issues and market disruptions were the main contributors to the product tanker market strength in 2023, the underlying growth in global oil demand was supportive as well. In 2023, global oil demand reached and exceeded pre-COVID-19 levels, averaging an all-time high of 101.7m b/d (source: IEA). This, however, masked regional differences with growth mainly stemming from China while especially Europe showed signs of weakening demand amid macroeconomic woes.

Recent changes in the global refinery landscape also continued to support the strong rate environment, with clean petroleum product imports into Australia and New Zealand still growing in 2023 and ending the year at 60% above the 2019 levels.

In 2023, a net of 0.8m b/d of new refining capacity came online in the Middle East, however several refineries had issues with ramping-up of runs (including the Jazan refinery that was commissioned already in 2021). This meant that the impact of these mainly diesel-oriented refineries remained limited in 2023, with further upside expected in 2024. Furthermore, several export-oriented refineries in the Middle East underwent extensive maintenance in the fourth quarter of 2023. Despite this fact, the overall strength of product tanker rates illustrated the inherent robustness of the product tanker fundamentals.



Australia/New Zealand Clean Petroleum Product Imports
SOURCE: KPLER

KB/D

- 2019: 596
- 2020: 574
- 2021: 685
- 2022: 836
- 2023: 953



Middle East Refinery Capacity Net Additions and Runs
SOURCE: ENERGY ASPECTS

KB/D

- 2023: Net additions 900, Runs 300
- 2024: Net additions 140, Runs 700

■ Net additions   ■ Runs

Market Drivers and Outlook

The product tanker market continues to benefit from longer trade distances amid sanctions against Russia, further supported by recent developments in the refinery sector and a need to replenish stockpiles. Add to this, a favorable tonnage supply side.

➜ TORM's financial performance outlook is further explained on page 68

Tonnage Demand

In the next three years, global oil demand growth is set to slow down to around 1% per year from 2% in 2023. Despite slowing growth in oil demand, the recent changes in the clean petroleum product trade flows towards longer trading distances will continue to support the product tanker market as long as the sanctions against Russia remain in place. Even though the main impact from sanctions has already occurred, a further upside to sanction-related trade recalibration is expected from two factors: A potential recovery in the European oil demand and diesel imports, and the need to replenish diesel inventories that have been drained to the second-lowest level since 2013 in the main shipping hubs in West Europe (Amsterdam-Rotterdam-Antwerp).

The potential increase in European imports will need to be supplied by long-haul trade, likely from the Middle East where new refineries continue to ramp up runs. This new capacity has been concentrated towards middle distillates. Additions to refining capacity will slow in the next couple of years, but the regions will still contribute with higher refinery runs and subsequent product exports.

On the other hand, the start-up of the large Dangote refinery in Nigeria is expected to be slow with full utilization reached by end-2025 at the earliest. As such, the import needs of West Africa are likely to remain intact for a period of time.

The Red Sea disruption

After a stronger-than-average ton-mile growth of 8% in 2023, most of the trade recalibration due to sanctions on Russia has now occurred. Ton-mile growth in the next two-three years will be driven by trends in oil demand, ramp-up of new refineries in the Middle East, and even more importantly, by the developments in the geopolitical situation in the Middle East.

The war between Israel and Hamas that broke out in early October 2023 led to a number of attacks by Houthi rebels targeting vessels travelling in the Red Sea. This led to shipping companies pausing on transits via the Red Sea and re-routing vessels towards longer trade route around the Cape of Good Hope. Dependent on the initial trade route, that added 30-70% to the length of the journey and hence ton-mile. Taking into account that prior disruption, 12% of global trade volumes with clean petroleum products travelled through the Suez Canal, the impact on the product tanker market is set to be significant, with full magnitude dependent on how long the disruption will last.



Market Drivers and Outlook

Tonnage Supply

Following 2% fleet growth in 2023, product tanker fleet net capacity is expected to grow at around the same pace during 2024-2026. While scheduled product tanker deliveries for 2024 are low, higher scheduled deliveries in 2025 and 2026 are partly offset by increasing recycling potential as a larger share of the fleet turns 25 years old.

In 2023, 72 newbuilt product tankers entered the fleet, mostly comprising MRs (38 vessels) and LR2s (22 vessels). The high freight rate environment discouraged recycling activity, with only nine vessels leaving the market for scrapyards. Meanwhile, newbuilding ordering activity picked up in 2023, reaching a 10-year high (241 vessels to be delivered in 2025-2027). This was a stark contrast to the year before where only 85 vessels were ordered. While the majority of newbuilding interest was concentrated in the LR2 and MR vessel classes, LR1s were ordered for the first time in five years.

Consequently, the order book for the total product tanker segment in terms of capacity stood at 12% at the end of 2023 (covering 2024-2027 deliveries). However, this masked a large difference per size class. While the order book in the LR2 vessel class comprised 28% of the existing fleet, the figure was only 6% for LR1s and 9% for MRs.

Furthermore, the large LR2 order book needs to be seen in combination with the uncoated Aframax order book, which stood at only 3% (while the vessel class has a large recycling potential), resulting in a 13% order book for the combined LR2/Aframax vessel classes. Lastly, the record high ordering activity in 2023 follows several years of

relatively subdued ordering activity, and will be spread over more than three years of deliveries.

Given the uncertainty around the requirements for vessel propulsion systems in the future, TORM expects the newbuilding ordering activity to come down from 2023 levels and remain relatively limited in the next couple of years.

Generally, the positive trends on the product tanker demand side combined with relatively limited tonnage supply growth, support a positive freight market development in the next three-year period. However, market volatility is expected to remain not least due to the continued geopolitical instability.

Global product tanker fleet and order book

As of 31 December 2023	Fleet 31.12.2022*	Delivered in 2023	Scrapped in 2023	Fleet 31.12.2023*	Order book for 2024-2026	2024-2026 Order book as % of end 2023 fleet
LR2	416	22	0	438	107	24 %
LR1	377	0	0	377	20	5 %
MR	1,863	38	6	1,896	163	9 %
Handysize	782	12	3	791	34	4 %
Total	**3,438**	**72**	**9**	**3,502**	**324**	**9 %**

Financial Outlook 2024

Financial Outlook

To assess our financial performance at TORM, we include the number of covered days, interest-bearing bank debt, the TCE, and EBITDA sensitivity to freight rates in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain a relatively stable OPEX on a per vessel day basis.. Administrative costs are expected to remain at the 2023 levels. In 2023, we had an EBITDA break-even TCE rate of approx. USD/day 9,800 excluding profits from sale of vessels.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings in 2024 are expected to be:

- Geopolitical conflicts including the wars between Russia and Ukraine and Israel and Hamas and the conflicts in the Red Sea
- The war and sustained and increased conflicts in the Red Sea and instability in the Middle East region
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure
- Location of closing and opening refineries and temporary shutdowns due to maintenance
- Oil price development
- Oil trading activity and developments in ton-mile
- Bunker price developments
- Global fleet growth and newbuilding ordering activity

- Potential difficulties of major business partners
- One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2024, TCE earnings are expected to be in the range of USD 1,000 - USD 1,350m (2023: USD 1,084m), and EBITDA is expected to be in the range of USD 700 – 1,050m (2023: USD 848m) based on the current fleet size, including published acquisitions and divestments of vessels. Please refer to page 225 for a definition of TCE earnings.

As of 04 March 2024, TORM had covered 25% of the 2024 full-year earning days at USD/day 44,089. Hence, 75% of the 2024 full-year earning days are subject to change.

As 23,737 earning days in 2024 are unfixed as of 04 March 2024, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 23.7m.

Also as of 04 March 2024, 82% of the Q1 2024 earning days were covered at USD/day 45,036. For the individual vessel classes, the Q1 2024 coverage was 78% at USD/day 59,330 for LR2, 77% at USD/day 50,794 for LR1 and 84% at USD/day 40,413 for MR.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2024 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2024, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 142, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2024 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2024.

Coverage 2024-2026

Total physical and covered days in TORM as of 04 March 2024.

As of 04 March 2024, TORM expects to have 7,703 available earning days for the first quarter of 2024. For LR2 the corresponding number is 1,487 available days, for LR1 890 available days and for MR 5,326 available days.

The coverage tables below include both FFA contracts and the physical fleet.
Also as of 04 March 2024, the market value of TORM's FFA and bunker swaps are assessed at a total of USD -1.0m. TORM has through FFAs covered 120 days of Q1 2024 at USD/day 40,582. All FFAs where made for MR vessels (TC14).

	2024	2025	2026
Total earning days			
LR2	7,009	7,543	7,459
LR1	3,546	3,590	3,626
MR	20,949	20,955	20,862
Total	**31,504**	**32,088**	**31,947**
Covered days			
LR2	2,130	862	—
LR1	695	—	—
MR	4,942	—	—
Total	**7,767**	**862**	**—**

	2024	2025	2026
Covered, %			
LR2	30 %	11 %	— %
LR1	20 %	— %	— %
MR	24 %	— %	— %
Total	**25 %**	**3 %**	**— %**
Coverage rates, USD/day			
LR2	51,712	43,302	—
LR1	50,785	—	—
MR	39,863	—	—
Total	**44,089**	**43,302**	**—**

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.Total available earning days are defined as total calendar days less off-hire days.
The coverage figures include FFA positions. The FFA positions are covering two trades, all carrying clean products. The first is a triangulation route from the European Continent to the US Atlantic Cost (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet. The second is a round trip from the Middle East Gulf to Japan (TC5) and back for the LR1 fleet. Both trades are representative of their vessel type and the geographical location and are supported by adequate trading volumes in the futures market.

TORM Fleet Development

Actual and expected development in the fleet of owned and leased vessels as of 07 March 2024

By the end of December 2023, TORM had 82 owned and leased vessels in the LR2, LR1, and MR vessel classes. We expect to have 90 vessels by the end of April 2024.

The table shows recent and expected developments in TORM's operating fleet. In addition to 58 owned product tankers, as of 31 December 2023, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with TORM's accounting policies).

In Q1 2023 and late Q2 2022, TORM purchased seven LR1 vessels built in 2011-2013 (TORM Emilie, TORM Eva, TORM Integrity, TORM Innovation, TORM Emma, TORM Evelyn and TORM Evolve) and three 2013-built MR vessels (TORM Betrice, TORM Birgitte and TORM Belis). The vessels were delivered in Q1 and Q2 2023 and financed through sale and leaseback.

In Q2 2023, one LR1 vessel (TORM Sara) was sold and delivered to its new owner.

In connection with TORM's refinancing of facilities, six leased MR vessels (TORM Titan, TORM Torino, TORM Australia, TORM New Zealand, TORM Singapore, and TORM Malaysia), were refinanced by debt financing in Q3 2023. TORM further sold and delivered one MR vessel (TORM Freya) to its new owner.

Also in Q3 2023, TORM sold two LR1 vessels (TORM Ismini and TORM Estrid) that were both delivered to new owners in Q4 2023.

In Q4 2023, TORM acquired four 2015-2016 built fuel-efficient eco MR vessels. Two were delivered in Q4 2023 (TORM Diana and TORM Dagmar) and two were delivered in January 2024 (TORM Denise and TORM Danica).

In Q4 2023, TORM sold and delivered one LR2 vessel (TORM Marina) and three MR vessels (TORM Kansas, TORM Thyra, and TORM Hardrada).

Also in Q4 2023, TORM acquired eight 2010-12 built fuel efficient LR2 vessel, where five were delivered before 07 March 2024 (TORM Gwendolyn, TORM Gabriella, TORM Gwyneth, TORM Ganga and TORM Gitte) and two are expected to be delivered in March and one in April 2024.

In late December 2023, TORM sold two LR1 vessels (TORM Sofia and TORM Signe) as well as one MR vessel (TORM Loke) that were all delivered to new owners in the beginning of January 2024.

Early 2024 TORM acquired one 2011 built LR2 vessel, that is expected to be delivered in March 2024.

16 of the acquired vessels made in 2023 and 2024 were made as partly share-based transactions.

Fleet Development

	Changes	Q1 2023	Changes	Q2 2023	Changes	Q3 2023	Changes	Q4 2023	Changes	April 2024
Owned Vessels										
LR2	—	7	—	7	—	7	-1	6	9	15
LR1	—	8	-1	7	—	7	-2	5	-2	3
MR	—	40	3	43	5	48	-1	47	1	48
Total	—	55	2	57	5	62	-4	58	8	66
Leaseback Vessels										
LR2	—	6	—	6	—	6	—	6	—	6
LR1	5	5	2	7	—	7	—	7	—	7
MR	—	17	—	17	-6	11	—	11	—	11
Total	5	28	2	30	-6	24	—	24	—	24
Total fleet	5	83	4	87	-1	86	-4	82	8	90



Financial Review 2023

Financial review for the year ended 31 December 2023

"I am proud that TORM in 2023 for the second year in a row delivered record high results. The TCE of USD 1,084m and an EBITDA of USD 848m was in line with our estimates from the Q3 2023 outlook. Net profit was USD 648m for the Group. The One TORM platform made sure, that we successfully acquired and seamlessly integrated 22 vessels and sold 11 vessels since the beginning of 2023. During 2023, we obtained facilities for a total amount of USD 816.6m for financing of vessels and refinancing of existing of facilities, at the same time extending maturities to 2028 and with an option to extend to 2029. Further, we financed additional secondhand vessels for USD 345.5m and after year-end, we successfully accessed the Norwegian bond market by issuing a USD 200m bond."

Kim Balle, CFO



Key developments for the Tanker segment

USDm	2023	2022	Change
Income statement			
Revenue	1,491	1,440	51
Port expenses, bunkers, and commissions	-408	-459	51
Time charter equivalent (TCE)	1,084	982	102
Operating expenses	-216	-202	-14
Administrative expenses	-77	-52	-25
Net profit/(loss) for the year	649	563	86
Balance sheet			
Vessels, capitalized dry-docking and prepayments on vessels	2,168	1,863	305
Total assets	2,853	2,597	256
Borrowings, current and non-current	1,054	960	94
Total liabilities	1,192	1,099	93
Key figures			
TCE per day (USD)	37,124	34,154	2,970
OPEX per day (USD)	7,069	6,825	244

Financial Review 2023

Income Statement

TCE

In 2023, we saw a rise in the average TCE rate/day for the Tanker segment of 8.7% from USD 34,154 in 2022 to USD 37,124 in 2023. This growth was a result of an increase in revenue along with a decrease in port expenses, bunkers, and commissions for the Tanker segment.

Revenue for the Tanker segment for the year 2023 increased by USD 51.0m to USD 1,491.4m compared to 2022, corresponding to a 3.5% increase. The increase in revenue continued to primarily be driven by a strong product tanker market supported by the trade recalibration caused by the sanctions of Russian product exports.

Port expenses, bunkers, and commissions for the Tanker segment were USD 407.6m in 2023, a decrease of USD 51.3m compared to USD 458.9m in 2022. The decrease can primarily be attributed to realized gains of USD 41.4m and unrealized gains of USD 2.1m on derivative financial instruments regarding freight and bunkers. The unrealized gains directly impact the TCE, but not the TCE/day measure. The fair value of the contracts was positive with USD 1.5m as of 31 December 2023.

Change in Time Charter Equivalent Earnings in the Tanker Fleet

USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2022	3.5	683.6	99.4	195.0	981.5
Change in number of earning days	-3.6	-16.6	59.6	-17.3	22.1
Change in freight rates	—	39.7	1.9	36.4	78.0
Other	0.1	1.7	0.3	0.1	2.2
Time charter equivalent earnings 2023	**—**	**708.4**	**161.2**	**214.2**	**1,083.8**

Financial Review 2023

Earnings Data

| USDm | 2022 Full year | 2023 | | | | | % change |
		Q1	Q2	Q3	Q4	Full year	Full year
LR2 vessels							
Available earning days [1]	4,926	1,071	1,074	1,190	1,155	4,490	-9%
Spot rates [2]	44,137	65,245	48,775	33,374	44,524	47,860	8%
TCE per earning day [3]	39,612	65,551	47,918	35,054	44,048	47,718	20%
LR1 vessels							
Available earning days [1]	2,690	758	1,249	1,280	1,020	4,307	60%
Spot rates [2]	38,881	44,141	35,060	25,997	34,038	33,553	-14%
TCE per earning day [3]	36,879	42,047	36,674	32,641	40,498	37,326	1%
MR vessels							
Available earning days [1]	20,862	4,903	5,127	5,188	5,137	20,355	-2%
Spot rates [2]	35,014	37,058	33,336	31,730	36,793	34,583	-1%
TCE per earning day [3]	32,795	36,461	33,862	32,632	36,122	34,745	6%
Handysize vessels							
Available earning days [1]	278						n/a
Spot rates [2]	12,917						n/a
TCE per earning day [3]	12,995					—	n/a
Total							
Available earning days [1]	28,756	6,732	7,450	7,658	7,312	29,152	1%
Spot rates [2]	36,641	42,476	35,875	31,013	37,505	36,430	-1%
TCE per earning day [3]	34,154	41,717	36,360	33,010	37,985	37,124	9%

1) Total available earning days = Total calendar days less off-hire days

2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.

3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 219 to 225.

Financial Review 2023

Operation of Vessels

The development in operating expenses (OPEX) for the Tanker segment is summarized in the table on this page. The table also summarizes the operating days and the reconciliation to available earning days for TORM's fleet (including both owned vessels and vessels financed via bareboat charters in sale and leaseback arrangements).

OPEX for the Tanker segment increased by USD 14.3m to USD 216.4m in 2023 compared to USD 202.1m in 2022. This was due to 995 additional operating days compared to 2022 and increased operating expenses per day of 3.6% stemming from general price increases combined with costs related to recently acquired secondhand vessels.

The total fleet of owned vessels had 1,453 off-hire and dry-docking days, corresponding to 4.7% of operating days in 2023. This compares to 854 off-hire and dry-docking days in 2022 or 2.9% of operating days. The increase was primarily driven by several additional planned dry-dockings compared to 2022, and secondly, due to newly acquired vessels entering dry-docking shortly after take-over.

Administrative Expenses

In 2023, administrative expenses for the Tanker segment increased by USD 24.1m to USD 76.5m compared to 2022. The primary factor was the issuance of the 2023 long-term incentive program and the additional extraordinary retention program granted to the CEO and certain employees as announced on 29 March 2023. The fair value of the programs was determined using the Black-Scholes model and amounts to USD 64.4m of which USD 21.4m was recognized in administrative expenses in 2023.

Change in Operating Expenses

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2022	1.8	144.0	20.4	35.9	**202.1**
Change in operating days	-1.8	0.9	10.5	-2.7	**6.9**
Change in operating expenses per day	—	5.1	1.1	1.2	**7.4**
Operating expenses 2023	**—**	**150.0**	**32.0**	**34.4**	**216.4**

Change in Operating Days

Days	Handysize	MR	LR1	LR2	Total
Operating days in 2022	290	21,216	3,011	5,093	29,610
Change in operating days	-290	131	1,540	-386	995
Operating days in 2023	**—**	**21,347**	**4,551**	**4,707**	**30,605**
Offhire	—	-171	-77	-119	-367
Dry-docking	—	-822	-166	-98	-1,086
Available earning days 2023	**—**	**20,354**	**4,308**	**4,490**	**29,152**

Change in Operating Expenses Per Day

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2022	6,133	6,788	6,781	7,045	6,825
Operating expenses per operating day in 2023	—	7,028	7,021	7,298	7,069
Change in the operating expenses per operating day in %	-100%	4%	4%	4%	4%

Financial Review 2023

Balance Sheet

Assets

TORM's total assets for the Group increased by USD 255.9m to USD 2,870.1m as of 31 December 2023, mainly driven by an increase of the total assets for the Tanker segment of USD 256.4m to USD 2,853.4m. The growth in the Tanker segment was primarily driven by an increase in number of vessels and capitalized dry-docking, including prepayments on vessels of USD 304.3m as a result of increased vessel acquisition activities during 2023. The development is mainly offset by a decrease in trade receivables of USD 49.5m.

As of 31 December 2023, the carrying amount of vessels, capitalized dry-docking, and prepayments on vessels in the Tanker segment amounted to USD 2,167.7m compared to USD 1,863.4m at end 2022. This increase was due to the acquisition of 22 vessels and capitalized dry-docking of USD 520.6m and prepayments of USD 86.0m. 12 of the acquired vessels in 2023 were delivered during the year. The increase was offset by the divestment of 11 older vessels of USD 158.6m and depreciation of USD 143.7m. Eight of the 11 sold vessels were delivered to new owners in 2023. For the remaining purchased and not delivered second-hand vessels, the committed payments were USD 190.4m.

Based on broker valuations, TORM's fleet on water and purchased and not delivered second-hand vessels had a market value of USD 3,560.8m as of 31 December 2023 of which vessels held for sale contribute with USD 65.5m.

Assessment of Impairment of Assets

For impairment purposes for the Group, the Management has followed the usual practice of performing a review of impairment indicators for Q1 to Q3 2023 and presented the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors on whether to conduct an impairment test of the carrying value of the fleet. In Q1 to Q3 2023, no indicators of impairment existed, and thus no recommendations to test the value of the fleet were made to the Board of Directors. As in previous years, the carrying amount at the end of the year was tested using either fair value less cost of disposal or the future discounted net cash flow deriving from the Main Fleet CGU. In 2023, the Management based the recoverable amount on the fair value less cost of disposal.

When assessing the fair value less cost of disposal, the Management includes a review of market values calculated as the average of two internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value is based on the assumption that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less cost of disposal of the vessels is determined to be within level three of the fair value hierarchy. Based on this review, the Management concluded that as of 31 December 2023 assets within the Main Fleet CGU were not impaired as fair value less cost of disposal exceeded the carrying amount for the Group by USD 952.1m.

For the Marine Exhaust CGU, the year-end impairment test did not identify any impairments.

Please refer to Note 10 for additional details of the impairment assessments.

Equity

In 2023, total equity for the Group increased by USD 162.3m to USD 1,666.0m. The growth was primarily driven by an increase in share premium of USD 92.5m due to the issuance of new shares in connection with several partly share-based financed vessel acquisitions during 2023. Additionally, the increase was impacted by a net increase in retained profit of USD 84.4m net of dividends paid of USD 586.4m. The development is slightly offset by a decrease in hedging reserves.

Liabilities

TORM's total liabilities for the Group increased by USD 93.7m to USD 1,204.2m as of 31 December 2023, mainly driven by an increase of the total liabilities for the Tanker segment of USD 93.1m to USD 1,192.1m. The development is primarily due to an increase in current and non-current borrowings of USD 93.4m to USD 1,053.7m, which stem from increased net vessel acquisitions during 2023.

Financial Review 2023

Liquidity and Cash Flow

The TORM Group liquidity position by the end of 2023 was USD 638.1m (2022: USD 416.4m) including restricted cash of USD 30.1m (2022: USD 3.3m) and undrawn credit facilities of USD 342.5m (2022: USD 92.6m).

During 2023, TORM completed major refinancing of bank and leasing agreements for USD 528m. As a result of the transactions, debt maturities have been extended to 2028 and 2029 respectively. Moreover TORM financed newly acquired vessels for USD 288m. Financings consisted of bilateral facilities by specialized shipping banks, leasing facility and nine banks participated in a syndicated facility agreement.

As of 31 December 2023, the TORM Group had CAPEX commitments of USD 226.1m primarily related to the remaining installments on purchased not delivered secondhand vessels and secondly related to scrubber installations and Flettner rotors also known as rotor sails.

In January 2024, TORM announced the pricing of USD 200m, five-year senior unsecured bonds. The net proceeds from the bond issue will be used in part to finance the acquisition of five of the eight vessels announced in November 2023, including full repayment of a bridge facility potentially partly drawn in connection with the acquisition, and for general corporate purposes.

Cash Flow for the Group

USDm	2023	2022	Change
Net cash flow from operating activities	805.1	501.9	303.2
Net cash flow from investing activities	-370.6	11.3	-381.9
Net cash flow from financing activities	-489.4	-337.6	-151.8
Net cash flow from operating, investing and financing activities	**-54.9**	**175.6**	**-230.5**

Net cash flow from operating activities was USD 805.1m (2022: USD 501.9m). The increase was primarily driven by an increase in TCE and reduction of working capital compared to 2022.

Net cash flow from investing activities was USD -370.6m (2022: USD 11.3m). The development was primarily a result of the acquisition of 22 vessels of which 12 were delivered during 2023, offset by the divestment of 11 older vessels, of which eight were delivered to new owners during 2023.

Net cash flow from financing activities was USD -489.4m (2022: USD -337.6m). The increase in outflow was primarily driven by dividend payments of USD 586.4m (2022: USD 166.7m).

Distribution

On 7 March 2024, our Board of Directors decided to recommend to the Annual General Meeting to approve a dividend of USD 1.36 per share, with a total dividend payment of approximately USD 126.3m. The distribution is in line with TORM's Distribution Policy for 2023 with a cash position of USD 295.6m, working capital facilities of USD 124.9m, restricted cash of USD 30.1m, earmarked proceeds of USD 111.7m, and a cash position related to Marine Exhaust Technology A/S of USD 4.9m. Cash reservation per vessel is USD 1.8m for 82 vessels, USD 147.6m in total. The dividend payment is expected to be on 24 April 2024, to shareholders on record as of 16 April 2024, with the ex-dividend date on 15 April, 2024. The dividend payment will not be recognized as a liability and there are no tax consequences.

Financial Review 2023

Primary Factors Affecting the Results of Operations

TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using TORM's tanker vessels. Our focus is on maintaining a high-quality fleet and high tradability, and we actively manage the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of our tanker operations comprise the following:

Time Charter Equivalent (TCE) Earnings Per Available Earning Day

TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses, which are unique to a particular voyage, and which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives.

TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while the shipowner pays these expenses under voyage charter contracts. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because TORM primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot Charter Rates

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal, and bunker costs.

Spot charter rates are volatile and fluctuate on a seasonal and a year-to-year basis. Fluctuations derive from imbalances in the availability of cargo for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue which is less predictable but can potentially enable TORM to capture increased profit margins during periods of improvements in tanker freight rates.

Time Charter Rates

A time charter is generally a contract to charter a vessel for a fixed period at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

Available Earning Days

Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating Days

Operating days are the total number of available days in a period with respect to the owned and leased vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement which is only applicable to owned vessels, not to the time chartered-in vessels.

Operating Expenses Per Operating Day

Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance, and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. TORM does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost.

Financial Review 2023

Going Concern

As of 31 December 2023, TORM's available liquidity including undrawn and committed facilities was USD 638m, including a total cash position of USD 296m (including cash held for dividend payment). TORM's net interest-bearing debt was USD 773m, and the net debt loan-to-value ratio was 27.6% (Tanker segment only and before dividend payment related to Q4 2023). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 24 to the financial statements.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements.

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM's base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2024. TORM monitors the general development in the geopolitical situation with current focus on the development of the conflict between Hamas and Israel, the Red Sea conflict, and potential effects on the product tanker market from

those conflicts. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations, in order to identify risks to future liquidity and covenant compliance and to enable the Management to take corrective actions, if required.

The downside scenarios cover the principal risks and uncertainties facing TORM and include different distressed outlooks for the product tanker market. In a low case scenario, the Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such a scenario, TORM maintains sufficient headroom for liquidity and covenants.

 The principal risks and uncertainties facing TORM are set out on pages 82 to 86

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2025. TORM's cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with our financial covenants for the period until 31 March 2025.

Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

Long-Term Viability Statement

In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that TORM will continue in operation and meet our liabilities as they fall due for the three-year period ending 31 December 2026. This period has been selected for the following reasons:

- The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgement and uncertainty beyond a three-year period.
- Three years are generally in line with the forecast horizon for external equity analysts covering the shipping sector.
- TORM will not have any outstanding CAPEX commitments related to currently known projects.
- TORM will have passed the first CO_2 reduction target milestone covering a 40% emission intensity reduction in 2025 compared to the 2008 level.

Financial Review 2023

The assessment of the Board of Directors has been made with reference to TORM's current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for:

- Demand-supply picture in the product tanker sector including expected vessel values and freight rates achieved by TORM, which additionally cover the outlook related to the geopolitical situations and climate change developments
- Development of the fleet
- Operating and administrative expenses
- Capital expenditures covering vessel purchases and maintenance of the existing fleet including installation of scrubbers and fuel efficiency equipment
- Changes in interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM's general financial planning. The operating and administrative cost levels are on similar levels as TORM's historical performance, and freight rates are assumed to remain at strong and profitable levels, however, with a decreasing trend from 2025 onwards. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from two independent, recognized shipbrokers. The expected outlook has then been subject to a stress test and a sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. The Management has conducted low case scenarios to assess the long-term viability. In a low case with freight rates slightly above the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the viability period. TORM's freight rate assumptions as per the going concern assessment continue throughout the viability period and have further sensitized the vessel values downward over the period to reflect a continued downturn. Should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM's expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels, or increased leverage which are considered within the Management's control and achievable. In such a scenario, the Management would also consider obtaining appropriate waivers and although they would be confident of obtaining them, these are not within the Management's control.

The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period.

The Board of Directors has also considered the long-term prospects of TORM beyond the three-year forecast viability horizon. In doing so, the Board of Directors has taken the long-term risks and opportunities for TORM discussed elsewhere in the strategic report and the potential impact of economic volatility, climate change agenda, new regulations, technological disruption, current geopolitical situation, and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and TORM's operational platform into account, the Board of Directors believes that TORM is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Kim Balle
Chief Financial Officer
TORM A/S
07 March 2024



"

As a global company, we must adapt to the changing environment, mitigate risks, and seize opportunities.

Risk Management

As a global company, we must adapt to the changing environment, mitigate risks, and seize opportunities. Systematically managing risks is key to creating and protecting value over the short, medium, and long terms to maintain a competitive advantage.

Risk Management Framework

We acknowledge that TORM faces a range of risks in doing business and that our success depends on identifying and balancing these risks, as well as deciding on how best to manage and mitigate them. We believe that a strong risk management framework is vital to protect TORM.

On an annual basis, TORM conducts an Enterprise Risk Management (ERM) process, during which the critical risks facing TORM are identified, assessed, and discussed by the Senior Management Team at TORM and subsequently approved by the Risk Committee.

The objective for TORM and our shareholders is to be adequately rewarded for any desired risk tolerance level, and that the governance structure tailored to oversee the risk management activities is in place, so that risks are mitigated to the extent desired.

Governance

TORM's risk management approach emphasizes the accountability and oversight of management. Identified risk responsibility is assigned to the Senior Management Team member most suited to manage the risk. This person is required to continually monitor the risk, implement and maintain mitigating actions, evaluate, and report.

If the consequence of a risk exceeds the agreed risk tolerance, the Management is required to assess if implementation of additional mitigating controls is possible and necessary until the desired risk level is achieved.

TORM's risk management framework acknowledges that unforeseen or "black swan events" occur in the maritime industry. Therefore, TORM accepts this type of risks and will have a plan or will diligently develop a plan in case such events materialize. The ability to react to and navigate an unpredictable future is managed in close collaboration between the Management and the Risk Committee via agreed predefined accepted risk tolerance levels, which are reported on at regular meetings or, if needed, extraordinarily.

Risk Assessment Process

TORM's risk identification process stipulates that the risk department conducts risk interviews with heads of departments and senior management on an annual basis to identify principal and emerging risks. Identified risks are prioritized, challenged, and approved by the Senior Management Team as risk owners. This also includes the assessment of availability and effectiveness of mitigating actions taken to avoid or reduce the impact or occurrence of the underlying risks.

The risks are reassessed on a quarterly basis, and if specific events occur, they may require a reassessment. The identified risks in TORM are divided into top risks and risks on TORM's watch list.

TORM's Risk Appetite and Main Risk Exposure

The Senior Management Team and the Risk Committee discuss and decide on TORM's risk appetite and risk tolerance to principal and emerging risk exposures. TORM's risk appetite and inherited exposure risks are divided into five main categories and emerging risks:

- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks
- Emerging risks

TORM's General Risk Appetite Per Group of Risk Categories:

Industry and Market Risks
TORM accepts taking risks, where the expected return outweighs the evaluated risk exposure.

Operational, Compliance, and IT Risks
TORM is risk adverse regarding operational, compliance, and IT risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

Risk Management

Financial Risks

TORM is risk adverse regarding financial risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

TORM's top risks measured on likelihood and consequence are listed below and displayed on the heat map.

Emerging Risks

➡️ Emerging risks are described in detail in our TCFD section on page 87

Development Compared to Last Year

The Risk Committee and the Senior Management Team have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks which TORM faces, including those that would threaten our business model, future performance, solvency or liquidity, and reputation.

➡️ A detailed description of each of the top risks is available on pages 85-86

Below, we focus on the development of these risks.

Industry and Market Risks

TORM's market risk exposure remains high, and we are exposed to potentially adverse market conditions on freight, bunkers, and vessel values. The residual risk level, post mitigations, is considered manageable due to a strong capital structure and our liquidity readiness while continually assessing the market fundamentals and mitigating factors.

The risks are at a level similar to last year due to similar underlying factors. The volatility has been high during 2023 and is expected to continue at a high level in 2024, however, the average freight rate level is expected to be strong.



TOP RISK HEAT MAP

TORM TOP RISKS WITHIN THE COMING 12 MONTHS – POST-MITIGATION ACTIVITIES

● 2023   ● 2022   ● UNCHANGED

A. TANKER FREIGHT RATES B. BUNKER PRICE C. ASSET MANAGEMENT D. OIL MAJOR APPROVAL E. SEVERE VESSEL ACCIDENT F. MARITIME SAFETY THREATS
G. LEGAL COMPLIANCE   H. CYBER-RISK (renamed)   I. LIQUIDITY RISK   J. INFLATIONARY PRESSURE (removed in 2023)

Risk Management

Operational Risks

Oil major approval risk is considered to be at a low level due to continuous focus and efficient controls.

In the event that TORM becomes involved in an environmental disaster, this would damage our reputation and be detrimental to our pledge to the environment, humans, and biodiversity. It is considered highly unlikely that a vessel accident with severe oil pollution would not be covered by insurance.

Events such as piracy and terrorism could result in kidnapping or injury to seafarers or vessel damage. Recent attacks by Houthi rebels on vessels in the Bab-el-Mandeb Strait, a narrow passage connecting the Red Sea to the Arabian Sea, have caused significant disruptions to shipping traffic. The Red Sea is a crucial trade route for global commerce, connecting Asia and Africa with Europe. TORM decided to temporarily put a halt to transit of the strait of Bab-el-Mandeb in Red Sea. As a consequence, TORM has increased likelihood of risk of maritime safety threats. Risk has reduced in other risk areas and The East African region has been removed as an "area of unrest" by BIMCO, OCIMF, and other shipping bodies.

Compliance and Cyber Risks

Due to the Russian invasion of Ukraine, sanctions have increased. The likelihood of violating sanctions is deemed minor and manageable due to TORM not trading Russian customers along with mitigating activities, which involve training of personnel as well as digital and automized sanction screening systems.

TORM is currently preparing internal processes and governance to comply with The EU Cybersecurity Act and SEC Regulation Cybersecurity Maturity Model Review (CSMR), which establish baseline cybersecurity requirements for organizations in the EU and US, respectively.

Cyber risks include the risk of system unavailability and data loss due to cyber attacks. Oil and gas and associated infrastructure industries are expected to be targeted by actors including Russia. TORM assesses that the risk of cyber activism has increased from "possible" to "likely", which is in line with the Danish Centre for Cyber Security's increase of the risk level related to cyber activism from low to medium in 2022 and subsequently from medium to high in early 2023. The likelihood of Russian cyber attacks is increasing as the Ukraine conflict evolves into an extended war of attrition. Critical government and private sector networks as well as infrastructure across the globe are vulnerable to hacking and spying.

Financial Risks

TORM's financial gearing, liquidity buffer, and break-even levels have been maintained the liquidity risk at an acceptable level. Considering the high value generation and current mitigation activities, the breach of covenants is considered unlikely.

TORM has removed inflationary pressure as a top risk, due to low likelihood of substantial additional cost "shock". TORM is still subject to inflation risk, but at more normalized levels, which can be passed on to customers.

 Read more about mandates and sensitivity analysis of the various risks in Note 24 on page 186

TORM's Risk Appetite

The Senior Management Team and the Risk Committee decide TORM's risk appetite and risk tolerance to principal risk exposures.

Risk Appetite Conclusion

In TORM's 2023 risk assessment, it was concluded that there is alignment between risk appetite and net severity for TORM's top risks. Severe vessel accidents are deemed outside the risk appetite; however, this is the same methodology used in previous years' enterprise risk management evaluation. TORM accepts that some risks cannot be fully mitigated due to the nature of risks.

 More details on risks, mitigations, and strategies in our TCFD disclosure: www.torm.com/investors/reports-and-presentations/financial-reports/

Risk Management

Description of Top Risks

	Industry and Market Risks			Operational Risks		
	A Tanker Freight Rates	**B** Bunker Price	**C** Asset Management	**D** Oil Major Approval	**E** Severe Vessel Accident	**F** Maritime Safety Threats
Risk	Sustained low tanker freight rates or inability to predict and respond timely and accurately to freight rate developments.	Unexpected bunker price increases not covered by corresponding freight rate increases.	Unexpected value depreciation of vessels. The most exposed vessels are older vessels due to new legislation driven by the climate change agenda.	A sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet.	A severe vessel accident such as an environmental disaster or material damage or personal injury.	A maritime venture has inherent hazards. Events such as piracy and terrorism are considered main security risks.
Potential Impact	TORM's profitability would be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in the bunker price and pass-through to charterers may not have an immediate effect, meaning that TORM may temporarily bear the full effect of price increases.	A decline in TORM's net asset value, which could lead to a requirement from banks to provide additional security. TORM would also be exposed to cyclical asset prices and assets contracted at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster would damage TORM's reputation and impair its tradability with oil majors.	Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage.
Mitigating Activities	TORM's spot-oriented strategy limits possible mitigation. Unleveraging is considered when terms and pricing are deemed attractive hereunder with time charter-outs and FFA coverage.	In general, TORM does not hedge future bunker expenses. In the case that freight income is fixed, TORM does hedge future bunker exposures.	With a conservative capital structure, focus on conservative loan-to-value and a close view of the market, TORM maintains flexibility and an ability to act in the asset market.	TORM's integrated platform with in-house safety and technical and operational staff secures continued focus on quality and high vetting standards.	Disaster recovery plans for emergency situations are in place as well as an ongoing safety resilience program to enhance safety culture, including officers being trained as "safety ambassadors".	TORM's internal Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk. TORM follows all industry best practices and has procedures in place in case of an incident.

Risk Management

Description of Top Risks

	Compliance and IT Security Risks		Financial Risks
	G Legal Compliance	**H** Cyber Security	**I** Liquidity Risk
Risk	Legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud, and sanctions.	System unavailability and data loss due to cyber attacks caused by increasing interconnectivity and severe external threat of cyber crime are driving higher frequency and severity of incidents.	Liquidity risk is driven by financial gearing, liquidity reserve, distribution policy, maintenance requirements, fleet employment strategy, and required vessel investments.
Potential Impact	TORM's inability to comply with rules and regulations could lead to penalties, reputational damage, or the inability to operate in key markets.	Business interruption and disruption to trading resulting in loss of business or theft of money.	Sustained low freight rates or another unforeseen adverse development could jeopardize liquidity, lead to covenant breaches, and hence inflict costs and lack of operational maneuverability.
Mitigating Activities	Compliance and awareness training is mandatory for all employees. In connection with sanctions, a know-your-customer screening system has been implemented.	Business continuity plans have been implemented covering the entire group. The plans include assessment and contingency of critical systems in case of business interruption. Implementation of group-wide IT security policy and IT risk management policy. The policy ensures continuous focus on capacity to detect and react to cyber attacks.	Conservative financial leverage guided by short and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining sufficient cash buffers and a tangible catalog of available liquidity-enhancing initiatives in alignment with our Distribution Policy.

Climate-Related Risk Analysis and TCFD

Climate change is likely to have consequences for TORM in the long term and will impact several areas of core business activities. TORM's emerging risks are essentially viewed as directly related to climate change.

In 2023, TORM revisited and conducted a climate-related scenario analysis using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to assess transition and physical risks and opportunities, and how they might impact the resilience of our company strategy.

To complete our TCFD analysis, we developed three bespoke climate scenarios. The scenarios were based on publicly available scenarios published in 2023 by the International Energy Agency, the Network for Greening the Financial System, and the IPCC Sixth Assessment Report.

The scenarios were supplemented by data and insights relevant to the transport of refined oil products. The scenarios are:

- 1.5 C Net Zero 2050
- 2.0 C Delayed Transition
- 3-4 C Hot House World

Governance
The Risk Committee has oversight of climate-related risks and opportunities through its responsibility for the governance of TORM's enterprise risks, which include climate-related risks and opportunities.

TORM's Senior Management Team has the overall management responsibility for climate-related risks and opportunities in TORM.

We are committed to achieving zero CO_2 emissions by 2050. TORM is actively involved in various industry collaborations supporting this journey. These collaborations are important, as the ambitious target cannot be met by single entities alone. These targets require joint efforts across the shipping industry.



Climate-Related Risk Scenarios

1.5°C Net Zero 2050
Orderly Transition

An ambitious scenario that limits global warming to 1.5°C through **stringent climate policies and innovation**, reaching net zero CO_2 emissions around 2050

Assumes that ambitious climate policies are introduced immediately with low policy variation between regions and strong international cooperation to achieve net zero CO_2 emissions worldwide

Net Zero means a major decline in the use of oil and other fossil fuels. Oil demand peaks in 2023 and falls from around 100 million barrels per day (mb/d) in 2023 to 24 mb/d in 2050.

Governments work to ensure an **orderly transition across the energy sector**

↓

High and immediate transition risk
Relatively low physical risk

2.0°C Delayed Transition
Disorderly Transition

The world continues with **"business as usual", and emissions rise until 2030**

By 2030, governments and societies finally take action to avoid catastrophic global warming. But at this point, **aggressive climate action is required** to limit global warming to around 2.0°C

Demand for oil and other fossil fuels grows to 2030 and then falls rapidly. Oil demand peaks at 102 mb/d in 2030 and falls rapidly to 63 mb/d in 2040 and to 24 mb/d in 2050.

This results in a **disorderly transition** in which the transition to a low-carbon economy occurs in an unexpected and chaotic way

↓

Delayed and very high transition risk
Medium physical risk

3-4°C Hot House World
Worst Case Scenario

This **scenario** relies only on government policies that have already been introduced or announced, such as the EU's Fit for 55

Emissions grow until 2080, leading to about **3°C of warming and severe physical risks**

This includes irreversible changes such as **higher sea level rise and extreme temperatures.**

Oil demand peaks at around 102 mb/d in 2030, and declines very slightly thereafter

Conflict and humanitarian crises are exacerbated, and some areas of the world become uninhabitable zones

↓

Low transition risk
High physical risk

Climate-Related Risk Analysis and TCFD

Process

The process of undertaking the scenario analysis included a workshop with senior TORM representatives from Finance, Investor Relations, Risk, Strategy, Market Research, and the Operations and Technical departments to consider the three scenarios and identify climate-related risks and opportunities. The risks and opportunities were then assessed for financial materiality and their potential impact on TORM's business model and strategy. This process aims at improving the resilience of TORM's corporate strategy.

The findings from the scenario analysis were presented to TORM's Senior Management Team and the Risk Committee. The climate-related risks identified through the scenario analysis exercise will be incorporated into TORM's annual Enterprise Risk Management setup going forward.

Risks and Opportunities

TORM undertook an assessment of the transition and physical climate-related risks and opportunities, which we face as a company ahead of 2050. The assessment was based on three climate scenarios, which were combined with short, medium, and long terms designated as 2025, 2030, and 2050, respectively.

In the scenarios, we took TORM's full value chain into consideration, including upstream oil and gas production, refining, and downstream customer demand. We also examined production and demand for renewable energy fuels and technologies, including biofuels, hydrogen, ammonia, and carbon capture utilization and storage.

Climate-Related Risks

All potential financially material climate-related risks are transition risks, none are physical risks.

Risk Severity in Scenarios

#	Type	Climate-Related Risks	Main Impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic Actions to Mitigate Risks
Risk 1	Market Risk	**Declining Demand for Oil and Gas** Demand for oil products would decline significantly in the Net Zero 2050 scenario (98 mb/d in 2023 to 24 mb/d in 2050) with peak oil demand in 2023, and in 2030 in the Delayed Transition scenario, mainly due to the electrification of transport.	Decreased demand/revenue Decreased asset value	High	High (delayed)	None	✓ Revenue diversification into transport of renewable fuel types (see opportunity 1) (specific metrics added) ✓ Seafarer competencies improved to handle CDI requirements ✓ Monitoring of a number of "disruption indicators" ✓ Strong opportunity for higher asset utilization due to vessel supply shortage (see opportunity 3) ✓ Apply modest financial gearing and operate in a lease structure to remove asset value risk
Risk 2	Reputation	**Higher Cost of Capital and Reduced Access to Capital** Withdrawal of banks from the sector and a more limited pool of investors over time, resulting in more expensive debt/ equity financing.	Reduced access to and higher cost of capital Inability to grow the business or maintain the current average fleet age	High	High (delayed)	None	✓ Revenue diversification into transport of renewable fuel types (see opportunity 1) ✓ Maintaining a conservative capital structure profile and have access to multiple funding sources ✓ Decarbonizing fleet faster than required by IMO by 2030 to remain investable as transition company
Risk 3	Emerging Regulation	**Carbon Price Regulations** IMO has announced that a global carbon tax will be ready in 2025 and start to be implemented in 2027. Tax level is currently unknown. Poseidon Principles also follows this new IMO approach.	Increased operating cost (bunker and carbon tax) Decreased asset value (if not decarbonized)	High	High (delayed)	None	✓ Decarbonizing fleet faster than required by IMO by 2030 to ensure competitiveness in a declining market ✓ Carbon tax will be incorporated into the market rate and thus exposure only if emissions from TORM vessels are higher than the "average vessel" of competitors
Risk 4	Technology	**Decarbonization of Vessels** In the Net Zero 2050 and the Delayed Transition scenarios, decarbonization of TORM's fleet would be required to meet customer and regulatory requirements. The diversity of alternative fuels and technologies increases the risk of selecting the wrong technology.	Increased CAPEX to decarbonize the fleet Stranded assets due to selecting the wrong technology Increased operating cost (alternative fuels)	High	High (delayed)	None	✓ Decarbonizing fleet faster than required by IMO by 2030 to ensure competitiveness in a declining market ✓ Focus on using known solutions to decarbonize fleet and delaying investments until fuel technologies are de-risked and adopted at industry level ✓ Participating in industry decarbonization groups, such as the MMM Center for Zero Carbon Shipping

Climate-Related Risk Analysis and TCFD

The scenario analysis identified four financially material climate-related risks:

- Risk 1: Declining demand for oil and gas
- Risk 2: Higher cost of capital and reduced access to capital
- Risk 3: Carbon price regulations
- Risk 4: Decarbonization of vessels

The scenario analysis also identified three financially material climate-related opportunities:

- Opportunity 1: Diversification into transport of low-carbon and renewable fuels
- Opportunity 2: Market volatility due to weather and refinery consolidation
- Opportunity 3: Higher asset utilization due to vessel supply shortage

A detailed description can be found in the table below. We have decided not to include financial materiality or metrics as this is deemed too uncertain.

 More details on the risks, mitigations, and strategies in our TCFD disclosure: www.torm.com/investors/reports-and-presentations/financial-reports/

Climate-Related Opportunities
Opportunity in Scenarios

#	Type	Main Impact(s)	Main Impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic Actions to Mitigate Risks
1	Market	**Diversification into Low-Carbon Fuels** Demand for transport of low-carbon fuels would increase under the Net Zero 2050 and the Delayed Transition scenarios. This includes biofuels, green methanol, liquid hydrogen, and hydrogen-based fuels such as ammonia There are significant similarities between the business model, customer segments, and vessel operations for transporting these new products and TORM's existing business	Opportunity to diversify revenue into these new and growing markets In particular, 71% of TORM's fleet is already able to carry biofuels	X	X	(X)	✓ Pursuing opportunities within the biofuel market to build a market position with the existing assets and capabilities ✓ Upgrading a number of the current vessels to carry methanol, which will make us a large player in the segment ✓ Investigating the opportunity to enter into the hydrogen and ammonia segments (this would require new and different types of assets) ✓ Monitoring of a number of "disruption indicators"
2	Market	**Market Volatility Due to Extreme Weather** Across all three scenarios, the frequency and intensity of extreme weather such as tropical cyclones and storm surges will increase as compared to a world without climate change This will lead to more frequent disruption to refinery production, resulting in a higher frequency of market volatility	Opportunity to improve TORM's forecasting of these events and position our vessels to take advantage of the supply and demand imbalances that occur during periods of market volatility	X	X	X	✓ Investing in vessel positioning tools, voyage optimization, and BI setup ✓ Predictive analytics and AI to better forecast these extreme events and have our vessels positioned to take advantage of this
3	Market	**Higher Utilization Due to Supply Shortage** Across all three scenarios, it is expected that investments in newbuildings will be limited due to reduced access to capital, uncertainty relating to the transition of shipping to new fuel types, and uncertainty relating to future demand for oil products Except for the 1.5C Net Zero 2050 scenario, it is, however, expected that the demand for oil products will remain high in the medium term	Opportunity for higher asset utilization of the existing fleet due to supply/demand imbalance in the short to medium term	(X)	X	X	✓ Monitoring of a number of "disruption indicators" to assess the likelihood of the opportunity materializing ✓ Remaining exposed to the oil and liquids segment in the medium term to capture the opportunity whilst diversifying revenue in the longer term

Governance

Governance at TORM

With respect to the year ended 31 December 2023, TORM plc was subject to the 2018 UK Corporate Governance Code (available at www.frc.org.uk).

TORM has considered the individual provisions and is compliant with 39 out of 41 provisions. The non-compliance with provisions 18 and 32 is a result of business decisions made after careful consideration by the Board of Directors. No plan is currently in place to attain compliance with the below recommendations.

The Board is aware that two of our Non-executive Directors, Christopher Boehringer and Göran Trapp were appointed in 2015 and as a result will be approaching their ninth anniversary in 2024. It is the intention of the Board of Directors to review this within 2024 and report to its shareholders once a decision has been reached.

➜ In depth details on the compliance can be found on pages 108 and 111

This section constitutes the statutory reporting on corporate governance.

During 2024, TORM will also take the opportunity to review, and where necessary update TORM's compliance with the revised UK Corporate Governance Code published in January 2024.

Management Structure and Delegation of Authority

TORM's Board of Directors approves our strategy and ensures that the Management operates the business in accordance with this strategy. Details of the strategy and purpose are set out in the strategic report on pages 9-21. The Board of Directors has delegated the day-to-day management of the business to Executive Director Jacob

Meldgaard. This includes TORM's operational development and responsibility for implementing the strategy and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer of the Group's largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be executed by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director must, taking into consideration TORM's interests to the extent possible, obtain the approval of the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction must always be subject to the authorizations stated in TORM's Articles of Association, including any approvals required by the Minority Director. The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team members are individually responsible for further delegation of authority in the organization. TORM maintains an overview of mandates and authorities for different levels in the organization.

Chairman's Introduction



Chairman's Statement

On behalf of the Board, I am pleased to introduce the corporate governance report for 2023. This continues to be the Board's principal method of reporting to shareholders in relation to corporate governance.

 **Strong governance is essential for the effective delivery of our strategy**

Good corporate governance creates value for our stakeholders as well as for the ongoing development and sustainability of our business.

Throughout the year, the Board met in person and online, and was able to deliver on strategic commitments. The Board met 16 times this year with seven ad hoc meetings in addition to the Board's nine scheduled meetings.

➡ Read more about TORM's Board and Committees on page 97

Board Evaluation

This year's evaluation was undertaken internally. It involved a review of the Board and its principal Committees, covering a wide range of topics. It is a well-established process and an important opportunity to test that the Board is well suited to provide constructive challenges to the Management. As a result of this review, the Board requested further deep dives on cyber security and a deeper understanding of AI.

Changes to the Board

In 2023, there were no changes to the Board of Directors. The membership of the Board is drawn from a diverse mix of nationalities, gender, and backgrounds, ensuring the relevant skills and knowledge to provide a positive contribution to the Board.

Board Leadership

To ensure that TORM meets the many new reporting requirements within the ESG area, TORM added new roles focusing on ESG reporting. Further additional focus will be made on cyber security risk, to follow the fast development within this area. For several years TORM has monitored the peak oil expectation of several relevant organizations, this continued in 2023.

Key deliverables

Fleet Growth
TORM grew the fleet by acquiring 23 vessels since the beginning of 2023 and divesting 11 older vessels supporting modernization of the fleet.

Board Deep Dives Requested in 2023
As a result of the 2023 Board evaluation, deep dives were conducted into cyber security and the use of AI in TORM. In addition but separate from the evaluation, the Board requested further training on the requirements surrounding ESG. More details can be found within the ESG section on page 26.

Geopolitical Risk
The Board of Directors continued to focus on geopolitical risks in 2023. Development in the geopolitical landscape make it crucial to stay up to date on the risks.

Employee Engagement Survey
The biannual engagement survey showed a 96% response rate resulting in an engagement score of 8.6 out of 10, positioning TORM in the in the top five percent of companies using the same platform for employee engagement surveys. Further details can be found within the People section on page 41.

Chairman's Introduction

Shareholders

In continuation of the quarterly Distribution Policy introduced during 2022, TORM expects to pay out quarterly dividends to our shareholders totaling USD 497.2m related to 2023.

Employees

At TORM, we believe in psychological safety, and our Senior Management Team along with the People team decided that this philosophy is a part of the foundation in TORM. We believe that teams with a high level of psychological safety are high performing teams.

 Read more about TORM's people on page 41

Customers

The relationship with our customers continues to be strong. We believe that our integrated business model creates a unique customer offering as it provides our customers with high accountability and insight into safety and vessel performance.

Suppliers

We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality. TORM applies its Business Principles when dealing with subcontractors and suppliers.

Community

For TORM, education is a cornerstone of development. Our commitment ensures a strong pipeline for the industry as a result of our support of maritime educational programs. With general educational support, we are also able to contribute to society as a whole. This helps strengthen the culture of teamwork at TORM, resulting in higher retention and positive brand recognition.

 Read more about TORM's connection to the surrounding communities on page 44

Sustainability

To empower the TORM organization to reduce emissions and achieve our ambitious environmental goals, we continue to focus on efforts in Environment, Social, and Governance (ESG) categories. In 2023, we also continued to expand our department of experts focusing on accelerating our green efforts. In 2023, TORM created a new team dedicated to ESG reporting, which operates as an integrated partner to all existing teams across the organization. The reporting governance is anchored in our Audit Committee, and our risk management of ESG efforts is anchored in our Risk Committee.

 Read more about TORM's ESG reporting on page 26

As an additional governance measure, TORM has for several years incorporated financial mechanisms to drive ESG efforts whereby senior management and the rest of the organization's KPIs are directly linked to ESG targets to ensure that TORM continues to prioritize sustainable actions.

 Read more about TORM's sustainability efforts on page 17

Chairman's Introduction

The Year Ahead

2024 was marked by an an increasing geopolitical risk picture, with attacks on vessels in the Red Sea and continued conflicts in both Gaza and Ukraine. TORM will monitor the risk picture together with our external geopolitical advisors. Further monitoring these risks have become an increasing embedded part of our daily operation. We expect this topic to remain high on the agenda of the Board of Directors meetings.

The One TORM platform has a proven track record for delivering strong shareholder returns through maximizing the tradability of our fleet towards our customers, while optimizing vessel positioning through advanced data models and people competences. The Board of Directors will keep the focus on being best in class by delivering on value creation, safety, and green transition to keep relevant and attractive for customers and investors. To obtain this, TORM has KPIs on, amongst others, Return on Invested Capital, Safety, and CO_2 emission reduction .

New reporting requirements related to cyber security are already in place from late 2023 and more will come in 2024. This means increased requirements related to disclosure of policies and on actual cyber security incidents that may have occurred. At the same time, requirements related to the competencies of the Board of Directors and the Management are increasing. This is in line with the Board's plan to keep a high focus on the topic for 2024 and improve the Board's qualifications and oversight.

In 2024 TORM will be subject to CSRD and will report with limited assurance from our auditors. Through the Audit Committee the Board will follow the preparations that will ensure an accurate and transparent reporting of TORM's activities. The Double Materiality Assessment should help our investors' understand the impact TORM has on the surroundings, and the impact the surroundings have on TORM.

As always the Board of Directors will be engaged in strategically important decision including overall fleet composition, market exposure and how we share our earnings with the shareholders.

 Read more about TORM's forward focus on page 17

We look forward to connecting with you at our Annual General Meeting in April 2024 and updating you at that time on our progress. Thank you for your continued support.

Christopher H. Boehringer
Chairman of the Board

TORM's Governance Structure

The Board of Directors

Chaired by Christopher H. Boehringer

The Board of Directors holds nine prescheduled meetings on an annual basis in addition to several ad hoc meetings. The duties of the Board of Directors include establishing policies for strategy, accounting, organization, finance, and the appointment of executive officers. The Board of Directors governs TORM in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders.

Chairman

Leads the Board of Directors, sets the agenda, and promotes a culture of open debate between Executive and Non-Executive Directors.

Meets regularly with the Chief Executive Officer, the other Executive Directors, and other senior management executives to stay informed.

Senior Independent Director

Ensures that the views of each Non-Executive Director are given due consideration.

Available to both Non-Executive Directors and shareholders if they have concerns.

Meets with each Non-Executive Director on an annual basis to appraise the performance of the Chairman.

Non-Executive Directors

Committed to contributing constructively to challenge and help develop proposals on strategy.

Executive Director

Responsible for the day-to-day management of TORM and for TORM's operational development, results, and internal development.
Implements the strategies and overall decisions approved by the Board of Directors.

Board Observers

Three types. Employee-elected Observers, providing a communication platform between the employees and the Board of Directors, Minority Board Observer appointed by the B-shareholder, and Board member-elected Observers until 31 March 2023. All Observers are entitled to attend and speak at Board meetings.

Audit Committee

Chaired by Göran Trapp.

Meets a minimum of four times a year.

Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, and financial and ESG reporting of TORM.

 Read more about the role and activities of the Audit Committee on page 100

Risk Committee

Chaired by Göran Trapp.

Meets a minimum of three times a year.

Responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

 Read more about the role and activities of the Risk Committee on page 107

Nomination Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board of Directors regarding any changes.

Considers succession planning for Directors, the Chief Executive Officer, and others.

 Read more about the role and activities of the Nomination Committee on page 108

Remuneration Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Assists the Board of Directors in reviewing the Management's performance and remuneration as well as TORM's general remuneration policies.

 Read more about the role and activities of the Remuneration Committee on page 111

Senior Management Team

Consists of the following employees of TORM A/S (in addition to the Executive Director, Jacob Meldgaard): Kim Balle (Chief Financial Officer – CFO), Lars Christensen (Senior Vice President and Head of Projects), and Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings and assists the Executive Director in the day-to-day management of the business.

Board of Directors



Christopher H. Boehringer
Non-Executive Director and Chairman of TORM's Board of Directors

Nationality: Canadian

First elected: 2015

Employment: Managing Director and Head of Europe, Oaktree Capital Management (International) Limited

Skills and Experience: Shipping, strategy, capital investment, M&A. Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg, and LTU GmbH & Co

External Appointments: Utmost Group, Marco Capital Holdings Limited and Oaktree Capital Management (International) Limited

Committees: Ⓒ Ⓒ Ⓒ



David N. Weinstein
Senior Independent Director and Deputy Chairman of TORM's Board of Directors

Nationality: American

Appointed: 2015, continues until removed by the B-shareholder

Employment: Senior Investment Banking, Governance, and Reorganization Specialist

Skills and Experience: Strategy, capital markets and finance, risk management and oversight, extensive public company and corporate governance experience, global business, US Listings (i.e. Seadrill Limited, Stone Energy Corp, and Deep Ocean Group) and as Managing Director of Calyon Securities Inc, BNP Paribas, Bank of Boston and Chase Securities Inc.

External Appointments: N/A

Committees: ● ● ○ ●



Göran Trapp
Non-Executive Director

Nationality: Swedish

First elected: 2015

Employment: Board member

Skills and Experience: Shipping, strategy, customers, capital, finance. Morgan Stanley crude oil trader, Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Business development and oil trading at Equinor. Founding director of energy advisory boutique Energex

External Appointments: N/A

Committees: Ⓒ Ⓒ



Annette Malm Justad
Non-Executive Director

Nationality: Norwegian

First elected: 2020

Employment: Board member

Skills and Experience: Shipping, strategy, customers, capital, finance. More than 25 years of executive experience from shipping and industry including CEO of Oslo-listed Eitzen Maritime Services ASA from 2006-2010. The last 10 years as independent consultant and Non-Executive Board member

External Appointments: Partner at Recore Norway AS. Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, ANSC ASA, Småkraft AS and Ocean Distillery AS. Board member of Awilco LNG ASA and PowerCell Sweden AB

Committees: ● ● ○ ●



Jacob Meldgaard
Executive Director and Chief Executive Officer

Nationality: Danish

First elected: 2015

Employment: Chief Executive Officer of TORM since 01 April 2010

Skills and Experience: Shipping, customers, strategy, capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A.P. Moller - Maersk

External Appointments: Board member of Danish Shipping, International Chamber of Shipping, Danish Ship Finance, SYFOGLOMAD Ltd, and the TORM Foundation

Committees: None

Audit: ●   Risk: ●   Nomination: ○   Remuneration: ●   Chairman: Ⓒ

Board and Committee Meeting Attendance

		Board	Audit Committee	Risk Committee	Nomination Committee	Remuneration Committee
Meetings Held in 2023		16	5	3	2	4
Chairman of the Board						
Christopher H. Boehringer	C C C	15			2	4
Senior Independent Non-Executive Director						
David N. Weinstein		16	5	3	2	4
Executive Director						
Jacob Meldgaard		16				
Non-Executive Independent Directors						
Annette Malm Justad		15	5	3	2	4
Göran Trapp	C C	16	5	3		
Board Observers						
Christian Gorrissen		15				
Jeffrey S. Stein - Resigned 31 March 2023		0				
Rasmus J. Skaun Hoffmann		16				

Board of Directors: **Audit:** **Risk:** **Nomination:** **Remuneration:** **Chairman:** C

Leadership, Governance, and Engagement

Board Evaluation

According to the recommendations of the UK Corporate Governance Code 2018, the Board is to review and assess its performance annually. While the Committee keeps the composition of the Board under regular review, the annual review of Board effectiveness provides an opportunity for reflection on how we can continue to enhance the profile of the Board.

As TORM is not a company listed in the UK, we are not required to have an external evaluation under the 2018 UK Corporate Governance Code. Instead, TORM has undertaken an internal evaluation involving a detailed and thorough review of the Board and its principal Committees, covering a wide range of topics. Following the evaluation this year, the Board requested to increase their knowledge of cyber security and TORM's use of AI. This will be followed up in 2024 with further deep dives. In addition but separate from the evaluation, the Board requested more training on the requirements surrounding the ESG oversight responsibilities.

The Board's activities in 2023 are described on page 99

Tenure



- 0-3 Years
- 4-6 Years
- 7-10 Years

Independence



- Independent
- Executive
- Non-Independent

Gender Diversity



- Male
- Female
- Other

Ethnicity



- White
- Ethnically diverse
- Other

Board Activities 2023

In 2023, TORM's Board of Directors dedicated focus to strategically important areas with particular focus on risks and opportunities in the short and long terms. The governance structure is set for this and is continuously developed to remain up to date. Below are some of the most important strategic areas that were on the Board of Directors' agenda during 2023. It is important for the Board to follow developments and make sure the competences within the Board are in place as risks and opportunities develop.

 TORM's governance structure is described on page 95

 Learn more about the activities of the Committees on pages 100 to 121

Strategy Update
TORM runs a strategic update on a yearly basis. The topics below reflect a certain extent of the work, which the Board of Directors conducted prior to the strategic efforts. The result of the strategic development is presented in the strategic report of this Annual Report.

Geopolitical Updates
During the course of the year the Board of Directors have received a number of geopolitical updates from a macro advisory firm. The focus has mainly been on the Russian was against Ukraine and important geopolitical topics related to the USA, China and the Middle East.

Fleet Expansion and Optimization
Developments in global supply and demand continue to offer interesting opportunities for selective fleet replenishment and growth, which has been an important topic for the Board in 2023. A strong market for secondhand product tankers has been used to dispose of the oldest vessels in the fleet and acquire newer eco vessels. The share of long-haul vessels has also been increased to better match evolving trading patterns caused by changes in the global refinery landscape.

Sustainability
Transportation of refined oil is expected to decline in the future based on further electrification of vehicles and increased application of alternative fuels in general. The Board is deeply engaged in the industry's decarbonization challenges. This entails monitoring the development in the availability of green fuels and the transition to zero-emission vessels. The focus at TORM is on how to best support and manage this long-term transition. This includes engaging in industry partnerships and embracing a gradual transformation of the fleet to more eco efficient vessels. The short-term focus is on operational initiatives and investments to reduce carbon emissions and further enhance protection of the environment.

AI and Machine Learning
The One TORM platform offers opportunities to create significant value for TORM through the use of AI and analytics. For this reason, AI and Machine Learning were the topics of deep dives for the Board in 2023. The One TORM platform enables TORM to take advantage of the most attractive regional freight markets by positioning vessels in the right basin based on advanced in-house business intelligence and proprietary algorithms.

Cyber Security
As shipping companies in general and TORM's business model in particular are becoming more digital, it is important for TORM to have implemented defenses to prevent, detect, and respond to cyber attacks as well as to have appropriate contingency plans in place. TORM continually strengthens the company's defenses by implementing more security controls and procedures, as well as strengthening the setup for crisis management and business continuity.

In 2023, new legislation on cyber security was passed by the SEC (Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure) and the EU (Cyber Resilience Act), taking effect from December 2023 and October 2024 respectively. Among other things, there will be greater requirements for Board oversight of cyber security risks. To increase knowledge about cyber risk, the threat landscape, and the threat actors, the Board has held two deep-dive sessions on cyber security, also touching upon topics such as cyber insurance and the Board's role in crisis management.

Audit Committee Report

Chairman's Statement

This report provides an overview of how the Audit Committee operates, an insight into the Audit Committee's activities and its role in monitoring and reviewing the integrity and quality of TORM's financial statements, the effectiveness of internal controls, and related processes.

The Role of the Audit Committee

➡ Read more about the Audit Committee's area of responsibility on page 95

➡ Terms of Reference for the Audit Committee are available at www.torm.com/investor/governance/governance-documents-and-policies/

Audit Committee Members

The Board is satisfied that the Audit Committee meets the independence requirements and any applicable laws, regulations, and listing requirements, including the UK Corporate Governance Code.

The Audit Committee has deep knowledge of and significant business experience in financial reporting, risk management, internal control, and strategic management. This combined knowledge and experience enables the Audit Committee to perform its duties properly. In addition, the Board of Directors believes that the members of the Audit Committee have the relevant shipping sector knowledge. In the opinion of the Board of Directors, the Chairman of the Audit Committee, Göran Trapp, meets the requirement of

bringing recent financial experience to the Audit Committee.

The Audit Committee also has access to the financial expertise in TORM and its independent auditors and can seek further professional advice at TORM's expense, if required.

Meetings

The Audit Committee meets at least four times a year. The Chief Financial Officer of TORM A/S, the Head of Group Financial Controlling and Internal Controls, and senior representatives of TORM's independent auditors are invited to attend all or some of the meetings by invitation as appropriate.

Updates Related to Financial Reporting

- Quarterly overview of the product tanker market conditions and their impact on the quarterly results
- Net investment of 11 vessels
- Financing the investment of vessels through share issuance
- Major refinancing of bank and leasing agreements for USD 528m
- Disclosures related to the IAS 12 amendments on the International Tax Reform - Pillar Two Model Rules
- Implementation of the EU Taxonomy and preparation for the CSRD in 2024

At a Glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Audit Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Audit Committee held five scheduled meetings in 2023. The members' attendance at the Committee meetings can be seen on page 97.

2023 Highlights
- Quarterly assessment of the impairment indicator test of the vessels in the fleet
- Going concern assessment and viability statement
- Implementation of the EU Taxonomy

Audit Committee Report

Principal Activities in Focus
Financial and ESG Reporting
- Key elements of the Quarterly Reports and the Annual Report as well as the estimates and judgements included in TORM's financial disclosures
- The appropriateness of the Management's analysis and conclusions on judgmental accounting matters
- An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and comprehensible, and whether our US annual report on Form 20-F complies with relevant US regulations with focus on clarity of disclosures, compliance with relevant legal and financial reporting standards, and application of appropriate accounting policies and judgements
- The going concern assessment and adoption of the going concern basis in preparing the Annual Report and financial statements
- The external auditor's reports on its audit of the financial statements, and reports from the Management and the external auditor on the effectiveness of our system of internal controls and our internal control over financial reporting
- Compliance with applicable provisions of the Sarbanes-Oxley Act (SOX)
- A quarterly assessment of the impairment indicator test of the vessels in the fleet
- Reviewing the Management's assumptions applied in the determination of eligible and aligned activities under the EU Taxonomy, hereunder the 'do no significant harm' and 'minimum safeguard' criteria

Risk and Compliance
- Reports from Group Legal on the status of significant litigation, claims, and investigations from tax authorities
- Compliance review of the UK Corporate Governance Code recommendations
- The appropriateness of the Enterprise Risk Management Report representing critical risk factors, ownership and governance, and alignment with the Risk Committee
- Concerns raised through the whistleblower function process and their remediation

External Audit
- Monitoring the effectiveness and quality of the external audit process through examination and review of the coverage provided by the external auditor's audit plan
- Reviewing reports from the external auditor on key audit and accounting matters, business processes, internal controls, and IT systems
- Agreeing the audit and non-audit fees of the external auditor during the year, including the objectivity and independence of the external auditor

Audit Committee Report

Significant Reporting Issues

In the financial statements, there are several areas requiring the exercise of judgement by the Management. The Audit Committee's role is to assess whether the judgements made by the Management are reasonable and appropriate. To assist in this evaluation, the CFO presents an accounting paper to the Audit Committee once a year, setting out the key financial reporting judgements. The main areas of judgement considered by the Audit Committee in the preparation of the financial statements are as follows:

Going Concern

The Audit Committee reviewed the Management's assessment of the basis for preparing TORM's financial statements on a going concern basis. This included reviewing and challenging the Management's forecast and the underlying base and low case sensitivity calculations along with its assumptions. The Audit Committee also considered TORM's available liquidity, including undrawn and committed facilities along with any liquidity-enhancing projects and projections for the financial covenants within TORM's borrowing facilities.

Based on this, the Audit Committee confirmed that the application of the going concern basis for the preparation of the quarterly reports and year-end financial statements continued to be appropriate, with no material uncertainties. Please refer to Note 1 to the financial statements.

 The going concern statement is set out in the Financial Review page 79

Impairment Test of Vessels

The impairment of TORM's vessels is a key recurring risk due to its significance in the context of TORM's net asset value. The Audit Committee received and considered a paper from the Management covering the impairment testing of the carrying amount of TORM's vessels in the fleet within the cash-generating unit (CGU) comprised of the Main Fleet of LR2, LR1, and MR vessels.

The carrying amount was tested using the fair value less cost of disposal for the CGU, and is based on the market approach, which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. Supported by the fair value less cost of disposal, the Audit Committee concluded that no impairment of the CGU was required as the fair value less cost of disposal showed a significant headroom of 52% compared to the carrying amount. Please refer to Note 10 to the financial statements.

Revenue Recognition

The Revenue Recognition Policy was discussed and it was agreed to make no changes. Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties and is made based on "load to discharge", and demurrage is recognized with up to 95% until actual realization. Accordingly, no revenue is recognized for the days incurred during a vessel's positioning voyage to a load port.

Depreciation Policy and Residual Value of Vessels

The Management prepared an analysis of the potential impact of climate change and how different drivers might have implications on the useful life of vessels. Among the drivers were TORM's short and long-term climate targets, the IMO's revised Green House Gas Strategy, and other new regulations and policies with increased focus on carbon reduction in the short and long terms. Together with the Management, the Audit Committee discussed the different drivers and their impact on the current useful life of vessels, but concluded, that the current accounting policy of depreciating vessels over 25 years is still appropriate and still in line with TORM's peers. The Audit Committee will continue to monitor the development closely.

The residual value of vessels is calculated based on two elements: Scrap values reviewed on a yearly basis and cost of voyage to the scrapping location. In 2021, the Audit Committee agreed to the recommendation from the Management to gradually phase in the green recycling prices in the calculation of residual values by applying an equal weighted average of green recycling and conventional recycling prices, while still using a three-year average to limit volatility in the residual values. In 2023, the Audit Committee discussed with the Management the potential immediate increase to 100% weight on green recycling prices, but agreed to continue to monitor the development of the maturity of the green recycling market, and as in 2022, only increase the weight of green recycling prices by 10%-points, from 60% to 70%, compared to conventional recycling prices with effect from 01 January 2024.

Audit Committee Report

Effectiveness of the Audit Committee

In 2023, the Audit Committee carried out a detailed self-assessment using a questionnaire and discussions facilitated by the Head of Group Financial Controlling and Internal Controls. Based on the self-assessment, no material concerns arose.

Internal Audit

The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on TORM's current size, complexity, and internal control environment, TORM can continue to defer the establishment of an internal audit function. The decision must be revisited annually, next time in 2024.

In the absence of an internal audit function, internal assurance is achieved through the work of the Group Internal Control function and PwC's testing of the entire Internal Control over Financial Reporting framework (ICFR).

The Audit Committee is satisfied that the internal audit arrangements continue to provide effective assurance of TORM's risk and controls environment. Throughout the year, the Audit Committee monitored the effectiveness of TORM's risk management and internal control systems, including material financial, operational, and compliance controls.

Internal Controls and Risk Management

The Audit Committee has the primary responsibility for the oversight of TORM's system of internal control, including the risk management framework, the compliance framework, and the work of the Group Internal Control function. The Audit Committee regularly discusses the principles for risk assessment and risk management related to financial reporting, and the committee reviews TORM's significant risks, including fraud, and their impact on financial reporting, including stress testing when relevant.

 Read more about principal risks and uncertainties on pages 82 to 86

The Board of Directors fulfills its responsibility regarding the effectiveness of the risk management and the ICFR through the Audit Committee. Since the US listing on Nasdaq in New York in 2017, TORM has been required to comply with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements.

The ICFR to support TORM's SOX compliance is based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which enables best practices and a strong control environment.

To ensure TORM meets its target of SOX compliance, the Audit Committee continuously monitors the status of the ICFR. This oversight by the Audit Committee includes recurring reporting, including management oversight, the outcome of management testing, and the status of auditor testing. The Audit Committee makes sure that the Management sufficiently addresses deficiencies when they emerge.

2023 was the second year that TORM was required to have controls audited by its external auditor to comply with Section 404(b) of SOX.

Having monitored TORM's ICFR, the Audit Committee has not identified any material weaknesses in TORM's ICFR through either management testing or external audit.

Audit Committee Report

ESG

The Audit Committee has throughout 2023 increased focus on ESG reporting. ESG related topics are now recurring agenda items at all Audit Committee meetings. That decision is a result of the governance structure and responsibility assigned to the Audit Committee by the Board of Directors.

In 2023, TORM reported on the EU Taxonomy for the first time as the 500 employee threshold was exceeded. The Management presented an analysis to the Audit Committee concluding that TORM's activities related to the Main Fleet comprising of LR2, LR1, and MR vessels is considered eligible but not aligned with the EU Taxonomy for the activity 6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities. Activities related to the Marine Exhaust segment are not considered eligible.

As the requirement to report on the Corporate Sustainability Reporting Directive (CSRD) from 2024 in 2025 is approaching, the Audit Committee requested the Management for an additional deep dive into the CSRD during 2024 to further understand how it can actively play a role in strategy and decision making, but also to challenge the assumptions applied and decisions made, for example in relation to the Double Materiality Assessment.

External Auditor

The Audit Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP ('EY').

This includes making the recommendation on the appointment, reappointment, or removal of the external auditor, assessing their independence on an ongoing basis, approving the statutory audit fee, the scope of the statutory audit, and the appointment of the lead audit engagement partner. Lloyd Brown has held this role since the appointment of EY in 2020.

During the year, EY reported to the Audit Committee on their independence from TORM. The Audit Committee and the Board of Directors are satisfied that EY has adequate policies and safeguards in place to ensure that auditor objectivity and independence are maintained. The Audit Committee has recommended to the Board of Directors the reappointment of the external auditors for the 2024 financial year, and the Board of Directors will be proposing the reappointment of EY at the upcoming AGM.

Effectiveness of the External Audit Process

The Audit Committee reviewed the quality of the external audit throughout the year and considered the performance of EY by undertaking an annual review of the performance of the independent auditor in a combination of discussions with the Management, reviewing the quality of written deliverables to the Audit Committee, and reviewing the quality of dialog and insights provided during Audit Committee meetings. The findings were considered by the Audit Committee, and it was agreed that the audit process,

independence, and quality of the external audit were satisfactory.

Based on these reviews, the Audit Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit, and that EY had applied robust challenge and skepticism throughout the audit.

Auditor Independence and Objectivity

In its assessment of the independence of the auditor, and in accordance with the standard on independence, the Audit Committee received details of all relationships between TORM and EY, which may have a bearing on their independence, and received confirmation from EY that it is independent of TORM in accordance with applicable laws and regulations.

The Audit Committee maintains a policy and has procedures in place for the pre-approval of all audit services, audit-related services, and other services undertaken by the external auditor. The principal purpose of this policy is to ensure that the independence and the objectivity of the external auditor are not impaired. The policies include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services which the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2023 Audit Committee meeting. A copy of the policy can be made available on request.

Audit Committee Report

Audit and Non-Audit Fees

Full disclosure of the audit and non-audit fees paid during 2023 can be found in Note 6 to the financial statements.

Audit fees:	USD 1.3m
Non-audit fees:	USD 0.2m

The independent auditor may be contracted to perform certain non-audit activities. The Audit Committee believes that this can be performed without compromising the auditor's independence and objectivity. The Audit Committee will allocate the non-audit work after considering TORM's policy on the provision of non-audit services by TORM's auditors. A copy of the pre-approval procedures can be made available on request.

Fees relating to the provision of non-audit services by EY amounted to USD 0.2m corresponding to 15% of the total audit fees. The Audit Committee considered that the services provided were most efficiently provided by the external auditor. To maintain the external auditor's independence and objectivity, the external auditor did not make any decisions on behalf of the Management.

Whistleblower

TORM's Whistleblower Policy, which supports the group-wide Business Principles, is monitored by the Audit Committee.

 Read more about TORM's Whistleblower Policy here: www.torm.com/investor/governance/whistleblower/

The Audit Committee received reports providing details of matters reported through TORM's international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated by an independent third party, Holst Advokater. All matters reported are investigated by Holst Advokater and reported to the Board of Directors as well as to the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval

On behalf of the Audit Committee

Göran Trapp
Chairman of the Audit Committee
07 March 2024

Risk Committee Report

Chairman's Statement

This report provides an overview of how the Risk Committee operates, an insight into the Risk Committee's activities, and its role in monitoring and reviewing the integrity and quality of TORM's company-wide risk management.

The Role of the Risk Committee

➡ Read more about the Risk Committee's area of responsibility on page 95

➡ Terms of Reference for the Risk Committee are available at www.torm.com/investors/governance

Risk Committee Members

The Risk Committee must at any time consist of at least two independent members of the Board of Directors, each of whom must meet the independence requirements and have sufficient qualifications within risk management and capital market knowledge to be able to make an independent assessment of the appropriateness of TORM's risk management and control environment as well as the planning and execution of the risk management policies and funding activities.

Meetings

The Risk Committee meets at least three times a year.

Activities During the Year

At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the risks described on pages 82-89 and monitoring of the compliance with internal mandates, such as FFA derivatives level, refinance risk, interest rate hedge level, credit risk, and time charter position. Further, a liquidity forecast is presented at each Risk Committee meeting.

Cyber Security

Cyber security is a recurring agenda item at each meeting, and the Risk Committee reviews TORM's cyber security preparedness. During 2023, the Risk Committee approved two new polices within cyber security and two new IT-related security polices, as well as an updated IT Security Policy. The updated policy defines IT security governance, risk appetite, monitoring, and controls. TORM furthermore implemented an IT Risk Management Policy establishing a structured approach to risk identification, handling, and reporting. This is based on disclosure requirements from SEC and EU.

Customer Credit Risk

During 2023, the Risk Committee reviewed TORM's Customer Credit Risk Policy. TORM has a well-functioning customer credit approval process, where all customers are reviewed prior to commercial charters. Due to a strong tanker market, TORM has seen an increase in net working capital. For this reason, the Risk Committee focused on ensuring that our outstanding freight and demurrage payments were effectively managed.

Capital Structure Risks

The Risk Committee reviewed risk considerations related to TORM's capital structure, including liquidity position, loan-to-value, TORM's Distribution Policy, off-balance sheet liabilities, terms and sources of funding vessel investments, and fleet employment strategy.

At a Glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Risk Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Risk Committee had three scheduled meetings in 2023. The members' attendance at the Committee meetings can be seen on page 97.

2023 Highlights
- Risk management review of TORM's policies on insurance, IT, financial instruments, and its Financial Policy
- Intensified focus on IT security risk
- Approval of Task Force on Climate-Related Financial Disclosures (TCFD)
- Implementation of EU ETS
- Review and approval of the Enterprise Risk Management report

Risk Committee Report

SOFR Amendment to Loan and Derivative Contracts
During 2023, the Risk Committee oversaw TORM's amendment of all existing interest rate swaps and floating-rate-based leasing and loan agreements to replace US LIBOR interest rates with SOFR interest rates.

Liquidity Governance
The Risk Committee oversaw TORM's liquidity risk. TORM works with break-even levels to ensure sufficient liquidity is available. Furthermore, TORM ensures that financial gearing related to loan agreements can manage periods of low profitability and declining vessel values.

Forward Freight Agreements (FFAs) and Liquidity Risk
At end 2022 and in early 2023, TORM hedged part of its future earning days using FFAs. These FFAs matured in 2023 and Q1 2024. The Risk Committee reviewed overall structure and found that associated risk was acceptable.

Geopolitical Risk
The Risk Committee has reviewed key geopolitical downside risks on the product tanker market and an assessment of effective mitigations. TORM continuously liaises with external advisors to maintain an updated understanding related to geopolitical risks.

EU ETS
The Risk Committee was informed of TORM's approach to handle required EU legislation, with effect in 2024, for delivery of carbon credits for sailing within, into, and out of EU.

Maritime Safety Threats
The Risk Committee reviewed the measures taken by TORM to assess, manage, and mitigate future safety threats.

Review Policies
The Risk Committee reviewed TORM's IT Policy, Financial Policy, FFA and Bunker Policy, Insurance Policy, and Credit Risk Policy. These policies outline core activities and risks, and the measures which TORM has taken to mitigate these risks.

ESG Reporting/TFCD
TORM conducted a climate-related scenario analysis using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to assess transition and physical risks and opportunities and how they might impact the resilience of TORM's strategy. The findings from the scenario analysis were presented and discussed with the Risk Committee. The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management process and will become part of the recurring items discussed at the Risk Committee meetings.

Enterprise Risk Management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of these exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved TORM's risk profile based on these discussions. Further, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities.

TORM's annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2024.

 Read more about TORM's annual risk assessment on pages 81 to 86

Approval
On behalf of the Risk Committee

Göran Trapp
Chairman of the Risk Committee
07 March 2024

Nomination Committee Report

Chairman's Statement

In 2023, no changes were made to the Nomination Committee, and the key focus areas of the Nomination Committee were governance, succession planning, and employee engagement.

The Role of the Nomination Committee

→ Read more about the Nomination Committee's area of responsibility on page 95

→ Terms of Reference for the Nomination Committee at www.torm.com/investors/governance

Compliance with the Code

The Nomination Committee complies with the 2018 UK Corporate Governance Code except for provision 18. This provision states that all directors should be subject to annual re-election, however, TORM's B-Director is not appointed for a specified term and will continue until removed by the B-shareholder. TORM believes that continuity in the B-Director role is important as this Director serves as a representative of the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time.

In line with TORM's Articles of Association on the annual re-election of the remaining Directors, all TORM's Non-Executive Directors will submit themselves for re-election at the 2024 AGM.

The Nomination Committee reviewed the independence of all Non-Executive Directors pursuant to the UK Corporate Governance Code. Except for the Chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors, and they continue to make independent contributions to and effectively challenge the Management.

The Executive Directors' service contracts and the Non-Executive Directors' terms and conditions of appointment are available for inspection at our registered office and will be available on display at the 2024 Annual General Meeting.

Evolution of the Board

In 2023, Mr. Jeffery Stein stepped down as a TORM Board Observer. Jeffery Stein had been with TORM since 2016.

Effectiveness

During the year, the Nomination Committee reviewed the independence, time commitment, and potential conflicts of interests of the Non-Executive Directors and concluded that they each continued to challenge, to demonstrate independent judgement, and to devote sufficient time to discharging their duties.

At a Glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the Chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Nomination Committee had two scheduled meetings in 2023. The members' attendance at committee meetings can be seen on page 97.

Focus Area



■ Succession planning
Governance

■ Employee population

17%
17%
67%

Nomination Committee Report

Board Evaluation

In accordance with the UK Corporate Governance Code, TORM conducts an annual internal evaluation of the Board. The outcome of this review led to the Board requesting further deep dives on cyber security and TORM's use of AI. In addition but separate from the evaluation, the Board requested further training on the requirements surrounding ESG.

→ Read more about the Board's activities this year on pages 99

Employee Engagement

Throughout the year, the Nomination Committee received updates on key elements of the people strategy, which provides insight into a variety of areas, including culture, diversity and inclusion, succession planning, future capabilities, and colleague engagement.

→ Read about TORM's people from page 41

Diversity

The Nomination Committee continued to review TORM's progress against its gender diversity targets for both female Board members and women in leadership positions in the office-based workforce. At the end of 2023, women in leadership positions constituted 20%. TORM has a target for 2030 of 35% women in leadership positions.

→ Read about TORM's diversity targets in management from page 43

Since 2020, the Board of Directors has fulfilled its target of 20% female Board members. A new target has been set for the Board of Directors of 40% women by the end of 2035.

Board diversity matrix	
Country of principle Executive Offices	United Kingdom
Foreign private issuer	Yes
Disclosure prohibited under home law	No
Total number of Directors	5

Gender identity	Female	Male	Non-Binary	Not disclosed
Directors	1	4	—	—
Underrepresented individual in home country jurisdiction				None
LGBTQ+				Not known
Did not disclose demographic background				5

Succession Planning

Succession planning continues to be a priority for the Nomination Committee. Throughout the year, the Nomination Committee focused on the succession pipeline for Senior Management, which is essential to ensure a continuous level of quality in management. It further aids TORM in avoiding instability by mitigating the risks which may be associated with unforeseen events, such as the

departure of key individuals, as well as promoting diversity and inclusion.

Within 2024, the Nomination Committee will take the opportunity under provision 19 of the UK Corporate Governance Code to assess the nominations, in respect of two of our Non-executive Directors, Christopher Boehringer and Göran Trapp who were appointed in October 2015 and will therefore be approaching their ninth anniversary in 2024.

Retention Rate

At the end of 2023, the retention rate for all office-based employees was 91%, which is still at a satisfactory level. In 2022 and 2021, the retention rate was 90% and 88%, respectively.

→ Read more about our employee health and well-being on page 38

Approval

On behalf of the Nomination Committee

Christopher H. Boehringer
Chairman of the Nomination Committee
07 March 2024

Total Remuneration 2023 of the CEO

Annual Performance Bonus KPI outcomes

For 2023, the Remuneration Committee established a KPI bonus scorecard across six areas. These areas were: ROIC, TCE, CO_2 reduction, Safety and Quality, OPEX, and Administrative Cost to a maximum bonus potential of 70% against which 64.17% was attained.

Annual Performance Bonus Discretionary

The Remuneration Committee reviews the CEO incentive award prior to payment using judgement to ensure that the final assessment of performance is fair and appropriate. If circumstances warrant it, the Remuneration Committee may adjust the final payment.

The performance metrics of discretionary bonus are specified at the start of the performance period and are commercially sensitive.

2023 Annual Bonus



64%
Formulaic outcome percentage of maximum 70%

50%
Committee discretion maximum 50%

114%
Final outcome percentage of maximum 120%



One TORM KPIs (70%) — 92%

Committee discretion (50%) — 100%

Total Remuneration 2023



Benefits, 2%

Base Salary, 47%

Annual performance bonus, 51%

Long-Term Incentive Plan	Awarded in 2023
Restricted Share Units	255,200 / 300,000
Exercise price per share	DKK 220.60 / USD 0.01
Vesting over three years	2024 - 2026 and 2026
Grant value	USD 2.47m and USD 10.7m

Remuneration Committee Report

Chairman's Statement

The Remuneration Committee report describes the activities of the Remuneration Committee for the period 01 January 2023 to 31 December 2023. It sets out remuneration details for the Executive and Non-Executive Directors in TORM. It has been prepared in accordance with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the "Regulations").

The report is split into three main areas:
• Chairman's Statement
• Annual Report on Remuneration
• Remuneration Policy

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 14 April 2021, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. During 2023, the Committee undertook a further review of the Remuneration Policy.

→ Find TORM's Remuneration Policy at www.torm.com/investors/governance

The annual report on remuneration provides details on remuneration in the period and additional information required by regulations. The UK Companies Act 2006 requires that the auditors report to shareholders on certain parts of the Directors' Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the regulations.

The parts of the annual report on remuneration subject to audit are indicated in the report. The statement by the Chairman of the Remuneration Committee is not subject to audit.

The Role of the Remuneration Committee

→ Read more about the Remuneration Committee's area of responsibility on page 95

→ Find the Terms of Reference for the Remuneration Committee at www.torm.com/investors/governance

Compliance with the Code

The Remuneration Committee is in full compliance with the 2018 UK Corporate Governance Code except for provision 32. This provision states that the Board of Directors shall establish a Remuneration Committee of Independent Non-Executive Directors, with a minimum membership of three. In addition, the Chairman of the Board of Directors can only be a member if he is independent on appointment, and he cannot chair the Remuneration Committee. TORM's Chairman of the Board of Directors, Christopher H. Boehringer, has been appointed as chairman of TORM's Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest regarding remuneration, the Board of Directors considers it appropriate for Christopher H. Boehringer to chair the Remuneration Committee.

At a Glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the Chairman, the Remuneration Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Remuneration Committee had four scheduled meetings in 2023. The members' attendance at committee meetings can be seen on page 97.

Focus Area



- One TORM KPIs 43%
- LTIP 16%
- Governance 8%
- CEO remuneration 3%
- Employee remuneration 28%
- Board remuneration 4%

Remuneration Committee Report

Meetings

The Chairman and the Executive Director attend the meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of People attended some meetings, and other members of the Management may attend when necessary.

Activities During 2023

KPIs

In accordance with the UK Corporate Governance Code, the Remuneration Committee throughout the year consistently reviewed the agreed 2023 KPI status providing valuable feedback. In addition, the Remuneration Committee reviewed and agreed the KPIs for 2024.

In order to further strengthen the One TORM focus across the organization, the Remuneration Committee agreed that for 2024, all employees will be measured against the same KPIs.

Additional Retention Program

In March, the Remuneration Committee agreed that a new retention program is to be set up. The aim, to ensure that TORM's dedicated team continues to be the leader and reference company in the product tanker industry, servicing our customers via our integrated business model, and creating further retention incentive of selected key employees. The additional retention program is based on the same principles as the current RSU program, however, the vesting period will be three years, with RSUs vesting on 01 March 2026.

Additional Bonus

In November, the Remuneration Committee unanimously agreed that an additional general bonus should be paid out to our employees in light of the strong financial results for TORM. Senior Management and executives who are part of the long-term incentive program prior to 2023 were excluded from the payment

Succession and the Broader Workforce

In addition, the Remuneration Committee engaged in discussions surrounding the broader workforce remuneration and incentives to ensure that, as a company, TORM creates an environment where our most talented employees are recognized and given greater responsibilities.

Annual Remuneration Policy Review

The Committee reviewed the Remuneration policy. Their conclusion was that it is appropriate to propose some amendments to the Company's Remuneration Policy. The proposed changes include :

The removal of paid fees for Board Observers. During 2023, the Nomination Committee noted that there was only an obligation to reimburse for reasonable travel, hotel, and incidental expenses of the Board Observer incurred in attending and returning from meetings. It was therefore decided that the payment of fees should be removed as they had previously been removed from the TORM-elected Board Observers.

At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
07 March 2024

Remuneration Committee Report

Remuneration at a Glance
Executive Director's and Chief Executive Officer's Remuneration

Fixed Pay

Base Salary	Effective 01 January 2023 Chief Executive DKK 7.72m	Effective 01 January 2024 Chief Executive DKK 7.91m
Executive Director Salary	EUR 70,000	EUR 70,000
Benefits	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle
Pension	Not entitled to any pension	Not entitled to any pension

Annual Bonus

Short-Term Incentive	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2023	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2024

Long-Term Incentive

Long-Term Incentive	Granted a total of 255,200 RSUs vesting over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 01 January 2024. The exercise price for each RSU is DKK 220.6. In addition, 300,000 RSUs on similar terms, with the exceptions that the strike price for these RSUs is set to one US cent and that all the RSUs will vest on 01 March 2026	Not be known at time of publication

Statement of Voting at the AGM

Shareholder voting on the resolutions to approve the annual Remuneration Report put to the 2023 AGM and the Directors' Remuneration Policy put to the 2021 AGM were as follows:

	Votes for	%	Votes against	%	Total Votes	Abstentions
Annual remuneration report	53,814,784	64.9	9,140,247	11.0	62,955,031	26,710
Directors' remuneration policy	48,123,828	63.9	3,018,434	4.0	51,142,262	952

Remuneration Committee Report

Executive Director's and Chief Executive Officer's Remuneration

Single Total Figure of Remuneration
The table to the right sets out the 2022-23 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base Salary
The base salary is discussed and agreed with the Chairman of the Board of Directors and the Remuneration Committee once a year. Base salary as of 01 January 2023: DKK 7.72m (USD 1,119m). In addition, the CEO receives EUR 70,000 (USD 77,000) for his role as Executive Director. The CEO's base salary was reviewed on 06 February 2024 to determine the appropriate salary for 2024. The base salary as of 01 January 2024 was determined at DKK 7,91m, and the adjustment of the salary will take effect as of 01 January 2024.

Taxable Benefits
TORM can place a car costing no more than DKK 1m at the CEO's disposal. However, the CEO has instead accepted an amount of DKK 23,000 per month, covering the running and maintenance expenses associated with a private vehicle. For 2023, the amount of DKK 276,000 (USD 39,989) was included in the single figure amount.

Other benefits provided directly include two trade periodicals, a mobile phone, which may be used for both business and private purposes, a PC at the CEO's disposal at his home address, which may be used for both business and private purposes, including internet access and call charges. No changes in allowances and benefits are expected for 2024.

Total Remuneration for the Financial Year 2023

	2023	2022
	Fixed pay (USD'000)	Fixed pay (USD'000)
Base Salary	1,195.4	1,112.0
Taxable Benefits	40.0	38.8
Pension	—	—
Total Fixed Remuneration	**1,235.4**	**1,150.8**
Variable Pay (USD'000)		
Annual Performance Bonus	1,277.4	592.8
Total Variable Pay	1,277.4	592.8
Single Total Figure of Remuneration (USD'000)	**2,512.8**	**1,743.8**

Change in Remuneration of Colleagues and Directors

	% change from 2022 to 2023		
	Salary	Benefits	Bonus
Employee Entire Group	5.7%	0.0%	-15.2%
Chief Executive Officer	7.5%	2.9%	115.5%

Remuneration Committee Report

Performance Bonus 2023

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2023 in the following range and based on the following parameters:

- The fulfillment of specific performance metrics set by TORM (up to 70% of the CEO's base salary). These include but are not limited to ROIC, cost structure, highest safety standards, and environmental footprint
- Up to 50% of the CEO's base salary based on the sole discretion of TORM's Board of Directors

The table below shows the achievement against each of the performance metrics in our annual bonus and the resulting total annual bonus payout for the year ended 31 December 2023.

Key One TORM KPIs	Payout at Maximum Perfor-mance %	Actual Payout % of Salary	Actual Payout % of Overall Bonus
Parameter 1			
Highest Safety and quality standard CO2 reduction towards 2025 target Outperform peers on RoIC Outperform peers on TCE Maintain effective OPEX cost base Maintain effective Admin cost base	70.0	64.2	56.2
Parameter 2			
Commercially sensitive	50.0	50.0	43.8
Total	120.0	114.2	100.0

In aggregate, the maximum achievable cash bonus for the financial year 2023 for the CEO is equal to 120% of the CEO's base salary in the financial year 2023. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors. Based on the aforesaid methodology, the CEO's performance cash bonus for 2023 was determined to be a total of 114.2% (64.2% on parameter 1 and 50.0% on parameter 2) of the 2023 fixed annual salary of DKK 7.72m, resulting in an amount of DKK 8.82m (USD 1.28m).

Long-Term Incentive Program – Restricted Share Units Granted to the CEO

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted Restricted Share Units (RSUs) in the form of restricted stock options to certain employees. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since 2016, and there are no performance conditions associated with the grant of RSUs.

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2023. The exercise price for each RSU was DKK 58, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's Q4 2021 release plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 9 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2024. The exercise price for each RSU was DKK 220.6, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium and adjusted for the dividend payment related to TORM's the fourth quarter 2022 results.

In addition, Executive Director Jacob Meldgaard will be granted a total of 300,000 RSUs on similar terms as outlined above, with the exceptions that the strike price for these RSUs is set to one US cent and that all the RSUs will vest on 01 March 2026.Vested RSUs may be exercised for a period of 360 days from each vesting date.

LTIP Element of Jacob Meldgaard's Remuneration Package 2023

Award	2023	2023
Awarded on	29 March 2023	29 March 2023
Vesting period	three years	three years
1st vesting date	01 January 2024	01 March 2026
Original exercise price	DKK 220.6	USD 0.01
Grant value assuming 100% vesting	USD 2.5m	USD 10.7m

Remuneration Committee Report

Long-Term Incentive Program – Restricted Share Units Granted

Year	2023 Additional	2023	2022	2021	2020
Grant of RSUs excluding the Executive Director	1,333,224	1,248,155	1,137,770	1,099,921	1,047,389
Grant of RSUs to the Executive Director	300,000	255,200	255,200	255,200	—
Vesting period in years	3	3	3	3	3
Vesting period in years to the Executive Director					
Beginning	**01-Mar-26**	**01-Jan-24**	**01-Jan-23**	**01-Jan-22**	**01-Jan-21**
Exercise period from vesting	**Three Years after each vesting date**	**360 days after each vesting date**	**360 days after each vesting date**	**360 days after each vesting date**	**360 days after each vesting date**
Black-Scholes model, theoretical market value	USD 58.2m	USD 14.6m	USD 2.7m	USD 3.0m	USD 1.3m
Exercise Price (DKK)	-	220.60	58.00	53.50	69.90
Exercise Price (USD)	0.01				
Reduced due to dividend payment (DKK)					64.30
Total RSU's expired un-exercised	-	-	**74,449**	**124,063**	**409,350**
RSUs exercised within 2019	-	-	-	-	-
RSUs exercised within 2020	-	-	-	-	-
RSUs exercised within 2021	-	-	-	-	-
RSUs exercised within 2022	-	-	-	433,979	334,961
RSUs exercised within 2023	-	-	435,952	398,539	303,078
Total RSU's exercised by grant year	-	-	435,952	832,518	638,039
RSUs outstanding as of 31 December 2023	1,633,224	1,503,355	882,569	398,540	—

Remuneration Committee Report

End of Service Gratuity

TORM can terminate the CEO's Service Agreement giving 12 months' notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months' written notice to expire on the last day of a month.

Post-Service Salary

If the CEO dies during his employment, TORM will pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and a post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date on which the employment would have terminated because of termination of the Service Agreement.

Claw Back Policy

TORM's policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") is made in accordance with the applicable rules of the Danish Companies Act, The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event TORM is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise has published erroneous data or if TORM determines there has been a significant misconduct that causes material financial, operational or reputational harm, TORM shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a limited time period preceding the date on which an accounting restatement is required, received incentive compensation, through the

LTIP or STIP, based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

Total Pension Entitlements

The Directors of TORM plc are not entitled to any pension contributions from TORM. In addition, Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contribution.

Taxable Benefits

In general, members of the Board of Directors of TORM plc do not receive any additional benefits.

Payments for Loss of Office

No payments for loss of office have been made in 2023. The Company does not consider making payments for loss of office to Non-Executive Directors. For Executive Directors, a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

Outside Appointments

The Executive Director is entitled to retain the fees earned from non-executive appointments outside TORM. Jacob Meldgaard was appointed Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and Non-Executive Director of SYFOGLOMAD Limited for which he received EUR 5,000 for his services.

Annual Bonuses and LTIPs

TORM's Remuneration Policy stipulates that the Non-Executive Directors' remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from TORM in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in TORM's Articles of Association. During 2023, none of the Non-Executive Directors received any part of their remuneration in shares or warrants.

Remuneration Committee Report

The Executive Director's Interests in the Shares of TORM

The table to the right summarizes the total interests of the Executive Director in shares of TORM plc as of 31 December 2023. During the period 01 January to 31 December 2023, the Executive Director sold 510,610 A-shares in TORM plc for a total value of approximately DKK 110 million. The following changes took place between 31 December 2023 and 07 March 2024. Of the 810,401 unvested portion of the Executive Director's interests 255,200 Restricted Share Options vested on 01 January 2024.

The Directors' Interest in the Shares of TORM

The table to the right summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2023. No changes took place in the Directors' interests between 31 December 2023 and 07 March 2024.

Remuneration for Non-Executive Directors

The table to the right summarizes the remuneration paid to the Non-Executive Directors of TORM in 2023. The fees payable can be found in the Remuneration Policy and are paid in EUR. The decrease in fees in USD is in relation to exchange rates. The fees in EUR remain unchanged year on year. The fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director. Board Observer fees are no longer payable.

Executive Director's Interests in the Shares of the Company (Audited)

Jacob Meldgaard's Restricted Share Units	Awarded	Vested Not Exercised	Agreed not to Exercise	Exercised	Unvested
At 31/12/22	2,553,160	1,021,380	766,035	340,411	425,334
Granted – 29/03/23	255,200	—	—	—	680,534
Granted – 29/03/23	300,000	—	—	—	980,534
Exercised within 2023	—	—	—	170,133	810,401
At 31/12/23	3,108,360	1,021,380	766,035	510,544	810,401

2023 Statement of Directors' Shareholding and Share Interests

Director	Ordinary shares as of 01 Jan 2023	Ordinary shares as of 31 Dec 2023	Changes from 31 Dec 2023 to 7 Mar 2024	Ordinary shares as of 7 Mar 2024
Christopher H. Boehringer	21,204	21,204	—	21,204
David N. Weinstein	5,000	5,000	—	5,000
Göran Trapp	12,820	12,820	—	12,820
Annette Malm Justad	2,700	2,700	—	2,700
Jacob Meldgaard	340,477	—	—	—

The above table shows the total number of share interests of each Director.

2023 Remuneration Table Non-Executive Directors

USD '000 Director	Base Fee 2023	2022	2021	Committee Fee 2023	2022	2021	Total 2023	2022	2021
Christopher H. Boehringer	161	157	176	54	52	60	214	210	235
David N. Weinstein	109	104	117	109	104	116	219	207	234
Göran Trapp	55	52	59	109	104	117	164	155	176
Annette Malm Justad	55	52	59	109	104	117	164	155	176

Remuneration Committee Report

Information provided in the following part of the Annual Report on remuneration is not subject to audit.

Assessing Pay and Performance

In the table to the right, we summarize the Chief Executive Officer's single figure remuneration over the past six years, and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared to TORM's performance since the listing of TORM plc, measured by total shareholder return, compared to the average of a selection of TORM's main peers in the industry and with the performance of the Danish stock index OMX. The OMX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

8-Year Historical Performance. TORM plc vs Peers and the OMX Index



Financial year remuneration for the Chief Executive Officer



Remuneration Committee Report

Annual Percentage Change in Directors' Remuneration

The table to the right shows the percentage change over the year ended 31 December 2022 to the year ended 31 December 2023 in respect of the Directors' remuneration and average employee remuneration. As required by legislation, the Directors' remuneration is compared to the employees of TORM plc on a full-time equivalent basis.

Relative Importance of Spend on Pay

The table to the right shows the actual expenditure of TORM on employee pay and distributions to shareholders compared to the retained earnings of TORM.

Change in Remuneration of Colleagues and Directors

	Salary or Fees % Change			Benefits % Change			Bonus % Change		
	2022 to 2023	2021 to 2022	2020 to 2021	2022 to 2023	2021 to 2022	2020 to 2021	2022 to 2023	2021 to 2022	2020 to 2021
Chief Executive Officer	7.5%	-10.6%	10.1%	2.9%	-11.8%	7.4%	115.5%	-49.0%	2.1%
Christopher H. Boehringer	2.2%	-10.9%	-8.1%	N/A	N/A	N/A	N/A	N/A	N/A
David N. Weinstein	5.8%	-11.4%	16.8%	N/A	N/A	N/A	N/A	N/A	N/A
Göran Trapp	5.8%	-11.7%	2.9%	N/A	N/A	N/A	N/A	N/A	N/A
Annette Malm Justad	5.8%	-11.7%	26.5%	N/A	N/A	N/A	N/A	N/A	N/A
Colleagues entire group	5.7%	4.6%	3.5%	0.0%	0.0%	0.0%	-15.2%	1.9%	1.5%

The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.

Other benefits provided relate directly to company car benefit.

% change in DKK for salary and Executive Director's fees is 4.5%, taxable benefits is 0% and annual bonus is 109.3%.

% change in Euro for Non-Executive Director fees is 0%. Fees have remained unchanged.

Relative Importance of Spend on Pay

Expenditure USDm	2023	2022	2021	2020
Dividends paid	586.4	166.7	—	70.6
Purchase of outstanding treasury shares in TORM A/S	—	—	—	—
Purchase/disposals of treasury shares	—	—	—	1.3
Executive Director's remuneration	2.5	1.7	2.4	2.3
Total	588.9	168.4	2.4	74.2
Staff costs	77.9	49.7	52.1	50.7
Retained earnings	1,382.2	1,290.4	899.5	939.2

Remuneration Committee Report

Remuneration Policy

The TORM plc Remuneration Policy approved at the 20 April 2021 AGM remained unchanged during 2023. In accordance with the UK Corporate Governance Code, TORM's Remuneration Policy and practices are designed to support the business strategy and promote TORM's long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

➡️ Find TORM's Remuneration Policy at www.torm.com/investors/governance/

2024 Remuneration Policy

The Remuneration Policy approved at the 14 April 2021 AGM took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. For 2024, the Board of Directors has adopted the revised Remuneration Policy as detailed in the Chairman's statement and included within this Annual Report. The revised policy will be put before the shareholders for approval at the AGM on 11 April 2024

➡️ Read TORM's revised Remuneration policy on pages 122- 130

Adaptation and Publication

The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM's Remuneration report will be included in TORM's Annual Reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
07 March 2024

Remuneration Policy

Our current remuneration policy was approved by shareholders at the 2021 AGM, with a vote of 94.1% in favor of those that voted. During the year, the policy operated as intended in terms of Company performance and quantum. It is intended that the updated policy for TORM's Executive and Non-executive Directors will operate for a period of three years from the date of approval at the AGM on 11 April 2024.

As in previous Remuneration reports, our annual bonus is commercially sensitive and therefore, we will only disclose our targets in the Remuneration report following the completion of the financial year.

The Committee's review of the remuneration policy sought to ensure that it continues to:

•   Apply pay principles which are applicable to all colleagues across the TORM Group and, in particular, the principle that the reward package should support the delivery of TORM's purpose of being committed to protecting our employees, our assets, our environment, and our society
•   Be aligned with, and incentivize the delivery of, the Group's strategy
•   Foster performances in line with the Group's culture, values and behaviors
•   Be aligned with wider workforce pay policies and emerging best practice
•   Motivate executive talent; and
•   Drive the success of the Company for the benefit of key stakeholders

We propose that the policy remains broadly unchanged in 2024, apart from:

•   The removal of paid fees for Board Observers
•   This Remuneration Policy has previously been prepared in both a Danish and an English version. It has now been decided to prepare in English only

Remuneration Policy

1. Introduction

In this forward-looking section, we describe our Remuneration Policy for the Board. We will be seeking shareholder approval for our Remuneration Policy at the 2024 AGM, and we intend to implement it at that point.

The following pages set out the Remuneration Policy for the Directors of TORM plc agreed at the Annual General Meeting on 11 April 2024, and will take effect from 01 January 2024.

The Board of Directors (the "Board of Directors") of TORM plc ("TORM" or the "Company"), has adopted this Remuneration Policy (the "Remuneration Policy"), including the overall guidelines on incentive pay.

This Remuneration Policy provides the framework for remuneration paid to Non-Executive members of the Board of Directors and certain specified members of the Company's Executive Management (the "Executive Management;" the Board of Directors and the Executive Management jointly referred to as "Management").

2. Background and General Objectives

The growth and future success of the Company depend on the efforts of the members of the Management. Therefore, it is the overall objective of this Remuneration Policy to attract, motivate and retain qualified Management members.

The remuneration of members of the Management, including the size and composition of the Board of Directors, will be determined with a view to promoting value creation in the Company, to implementing its short-term as well as long-term strategic goals, and to creating common interests between members of the Management and TORM shareholders.

2.1. Consideration When Determining our Remuneration Policy

The Company does not specifically consult with employees in relation to this Policy and no direct comparison metrics are applied between employees and the remuneration levels for the Executive Director(s). However, this Remuneration Policy seeks to ensure that the combined remuneration paid to members of the Management for work performed in and for the Company is market competitive, not only in comparison with other industry groups, but also in comparison with peer companies in the global shipping industry. When considering salary increases for the Executive Director(s), the Company will seek to ensure comparison with other companies within the same market capitalization range.

2.2. Statement of Consideration of Shareholder Views

The Chairman of the Annual General Meeting of the Company will inform the shareholders of any proposal made by the Board of Directors in relation to the level of the Management remuneration. The Committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters, and the Chairman will invite comments from the shareholders before any level is agreed on.

3. Remuneration of the Board of Directors

Members of the Board of Directors receive a fixed annual fee in line with the amounts set out in Table 1 on the following page. The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range. In line with the UK Corporate Governance Code, all Non-executive Directors submit themselves for re-election by shareholders every year at the Annual General Meeting. Shareholders can view Non-executive Directors' letters of appointment at the Company's registered office.

Members of the Board of Directors are not offered participation in any incentive schemes. However, the Executive Director participates in an incentive scheme of TORM plc's subsidiary, TORM A/S, in his role as CEO of that Company. The Chairman and the Deputy Chairman of the Board of Directors, as well as the Chairman and members of the committees established by the Board of Directors, may receive additional fees in line with the amounts set out in Table 1 below.

Remuneration Policy

Table 1

Board Fees	Fee Per Annum (EUR)
Chairman	150,000
Deputy Chairman	100,000
Minority Board Observer	Unpaid
Executive Director	70,000
Director	50,000
Board observer	Unpaid
Committee Fees	**Fee Per Annum (EUR)**
Chairman of the Audit Committee	50,000
Other Audit Committee members	25,000
Chairman of the Risk Committee	50,000
Other Risk Committee members	25,000
Chairman of the Nomination Committee*	25,000
Other Nomination Committee members*	25,000
Chairman of the Remuneration Committee	25,000
Other Remuneration Committee members	25,000

* Only payable in the year in which the actual meetings are held.

If a member of the Board of Directors is instructed to take on a specific ad hoc task that falls outside the scope of that member's ordinary duties, such member may be offered an additional fee for the work carried out in relation to such a task, subject to the approval of the Board of Directors.

Under the UK Companies Act 2006, the Company will be required to prepare a Remuneration Report for each financial year, which is made available to the shareholders as part of the Company's Annual Report, and which will set out the details of all payments made to the Board of Directors in the preceding financial year.

The Remuneration Policy will be subject to a binding shareholder vote at least once every three years.

TORM may reimburse relevant reasonable expenses, such as travel and accommodation, in connection with attendance at meetings of the Board of Directors (or duly appointed committees of the Board of Directors).

The remuneration principles applicable to members of the Board of Directors also apply to any Board Observer appointed in accordance with article 74 or 76 of the Articles of Association of the Company.

Any fees payable to the members of the Board of Directors and any Board Observer may be paid in cash or as share-based payments.

Fees paid to tax advisors for the preparation of UK tax returns

TORM plc Directors whose UK income is above the threshold of GBP 100,000 per annum can, if required, use the services of the Company's external tax advisors to prepare their personal UK tax return. The fees incurred by the Company for the service offered will be deducted from the Director's net board fees.

3.1. Approach to the Remuneration of the Executive Director

When considering the appropriate remuneration for a new Executive Director, the Remuneration Committee will consider the level of the fixed annual fee proposed by the Board of Directors and adopted at the Annual General Meeting as detailed in Table 2 below. The aim is to provide a remuneration package which is sufficient to attract, retain and motivate key talents, while at all times ensuring that the Company pays no more than necessary with due regard to the best interests of the Company and our shareholders. The Remuneration Committee will provide full details of the recruitment package for any new Executive Director in the next annual report on remuneration and will provide shareholders with the rationale for any decisions taken.

3.2. Service Contracts

In accordance with the UK Companies Act 2006, Chapter 5, Section 228 (1) b, the Company has chosen to issue a written memorandum setting out the terms of the Non-Executive and Executive Directors' contracts. The memorandum is available for viewing at the Company's registered office on request. Under the Company's Articles of Association, each Director must retire at the end of the second Annual General Meeting after his appointment or last reappointment, unless he has been reappointed at that Annual General Meeting.

Remuneration Policy

Table 2

Fixed Pay	Purpose and Link to Strategy	Operation	Performance Metrics
Directors' Fees	To attract and retain high-caliber Executive Directors by offering market competitive fees.	The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range.	There are no performance measures associated with the Director's fees.
Base Salary	To recruit and retain high-caliber Executive(s) providing base level remuneration at a competitive market rate.	The salary will be discussed and agreed with the Chairman of the Board of Directors once a year in February and take effect from 01 January that year.	There are no performance measures associated with the base salary.
Benefits	To provide market competitive benefits to aid retention and remain competitive in the marketplace.	Executive Directors receive a competitive benefits package, which may include a company car, newspapers, a mobile phone, PC, ASDL and call charges. Other benefits may be introduced from time to time to ensure that the benefits package is appropriately competitive and reflects the circumstances of the individual Director.	There are no performance measures associated with this benefit.

Short Term Incentive Plan Annual Bonus	Purpose and Link to Strategy	Operation and Opportunity	Performance Metrics
	To encourage and reward delivery of the Company's strategic priorities. To provide a variable level of remuneration based on short-term performance against the annual plan.	Up to 120% of the base salary in the financial year. Performance is assessed over a financial year. The Committee determines the level of bonus, taking performance against targets and the underlying performance of the business into account. The Committee may apply judgement in making appropriate adjustments to bonus outcomes to ensure they reflect underlying business performance. Malus and clawback provisions apply.	The fulfillment of specific performance metrics set by the Company (up to 70% of the CEO's base salary). The performance metrics are specified at the start of the performance period; and up to 50% of the CEO's base salary is based on the sole discretion of the Company's Board of Directors.

Long Term Incentive Plan Share Options, Restricted Share Units and Other Share-Based Awards	Purpose and Link to Strategy	Operation	Performance Metrics
	To reward achievement of TORM's long term strategy, creating shareholder value that aligns the economic interests of Executive Director and shareholders.	Incentives granted under the LTIP are subject to minimum vesting requirements of three years.	Each type of award, including all relevant performance measures, is discussed in greater detail in 4.2 "Types of Incentives".

Remuneration Policy

3.3. Payments for Loss of Office
Non-Executive Directors – the Company does not consider making payments for loss of office to Non-Executive Directors.

Executive Directors – a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

The Company can terminate the CEO's Service Agreement giving at least 12 months' notice to expire on the last day of a month. The CEO can terminate his Service Agreement giving six months' written notice to expire on the last day of a month.

4. Remuneration of the Executive Director
4.1. Performance scenarios
The performance scenarios in the Table 3 below show the estimated remuneration that could be received by the Executive Director, both in absolute terms and as a proportion of the total package under different performance scenarios:

Table 3

INDICATIVE EXECUTIVE DIRECTOR TOTAL REMUNERATION LEVELS

Minimum	Fixed pay and benefits only
On Target	Per Minimum + 50% of maximum annual bonus
Maximum	Per Minimum + 100% of maximum annual bonus

The following chart gives an illustrative value of the remuneration package that the Executive Director could receive under three different performance scenarios, in accordance with this Remuneration Policy.

The annual bonus maximum is 120% of the CEO's base salary in the financial year.

Fixed pay is based on current values at the time of writing. As it is a fixed figure, there is no minimum or maximum figure.

The Executive Director receives a fixed annual base salary based on an assessment of the overall objectives of the Remuneration Policy, market practice, scope and nature of the work performed, qualifications required, and the performance of each member.
When the Executive Director is also the CEO of the Company's subsidiary TORM A/S, his or her remuneration will include compensation from TORM A/S subject to the framework of this Remuneration policy.

The Executive Director's terms of employment with the TORM Group, including salary, pension, and resignation terms, are determined by the Board of Directors. A

termination notice cannot exceed 24 months. Resignation by the Executive Director must be subject to at least six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years.

In addition, the Executive Director may be offered to participate in management incentive plan(s) ("Plan(s)") or be offered extraordinary bonuses as well as ordinary benefits, such as a company car, telephone, internet access, and newspaper subscriptions.

Indicative Executive Director Total Remuneration at Different Levels



Remuneration Policy

4.2. TORM's Management Incentive Plans
The Plans are established by the Board of Directors determining the terms and conditions of each Plan within the framework of this Remuneration Policy.

When determining the composition of a Plan, including the elements of incentive pay as well as the ratio between fixed salary and incentive pay under the Plan, due consideration must be given to the overall objectives of this Remuneration Policy to avoid undesirable incentives. The Plan should combine an effective means of attracting and retaining qualified candidates with a long-term focus on maximizing shareholder value.

Purpose of Plans
A Plan may comprise a short-term incentive plan ("STIP") and/or a long-term incentive plan ("LTIP"), both as described below.

TORM believes that providing the members of the Executive Management with a proprietary interest in the growth and performance of TORM will stimulate the individual performance and enhance shareholder value. TORM also believes that a significant portion of a named Executive's compensation should be directly linked to TORM's performance.

This Remuneration Policy has several provisions designed to protect shareholder interests and promote effective corporate governance in respect of the Plans, including the following:

- Limitations on grants to the Executive Management and individual participants in a given calendar year
- Awards under the Plans are administered by the Remuneration Committee, an independent committee of the Board of Directors

Estimated Present Value: The estimated present value of the Plans will be disclosed in TORM's Annual Report.

Terms of Plans
Administration: Based on the recommendations of the Remuneration Committee, the Board of Directors will generally administer a Plan and has the authority to grant incentives under any Plan and to set the terms of the awards, amend any outstanding incentives or accelerate the time at which any outstanding incentives may vest, correct any defect in the Plans or any incentive as it deems necessary, and establish rules or regulations relating to the administration of the Plans. See paragraph 4.4 "Adjustments" below. All provisions of the Plans and any actions taken in this respect will be subject to applicable law.

Principle Conditions for Granting Incentive Pay
The attainment of performance targets based on TORM's strategic and operational initiatives, such as total shareholder return and cash flow metrics, may be used to determine allocations under the Plans in addition to discretionary allocations.

Eligibility
Members of the Executive Management will be eligible to receive incentives under a Plan when designated as participants.

Requirements
The Board of Directors has discretion to determine the times at which such incentives are to be made, the size of such incentives, the form of payment and all other conditions of such incentives, including any restrictions, deferral periods or performance requirements.

Amendments or Discontinuations
The General Meeting must approve any amendments to or discontinuation of this Remuneration Policy, which provides the framework for the Plans. No amendment to nor discontinuation of this Remuneration Policy may materially impair any previously granted award under the Plans without the consent of the recipient.

Term
No incentives may be granted under a Plan more than ten years after the date on which this Remuneration Policy was initially approved by the General Meeting.

Incentive Agreements
Grants of incentives will be subject to the terms and conditions of the Plans and may also be subject to individual restrictions imposed by the Board of Directors and detailed in an incentive agreement between TORM and the relevant participant.

Remuneration Policy

STIP
The STIP primarily supports the fulfillment of short-term objectives and goals. Based on the recommendations of the Remuneration Committee, the Board of Directors can decide to award annual cash bonuses to members of the Executive Management in order to meet the overall objectives of this Remuneration Policy. Such bonuses may be subject to the attainment of certain performance or other targets.

LTIP
Incentives under the LTIP may be granted in any one or a combination of the following forms:
• Share options
• Restricted share units and
• Other share-based awards

Each type of award is discussed in greater detail under "Types of Incentives" below.

The LTIP primarily supports the fulfillment of long-term objectives and goals.

Maximum Threshold
The maximum threshold for the share based LTIP grants applicable to the Executive Management as a group is expected to be approximately 7% of the Company's share capital from time to time.

Minimum Vesting Requirements
Incentives granted under the LTIP are subject to minimum vesting requirements of three years for members of the Executive Management (with incremental vesting permitted over the vesting period).

Types of Incentive
Each type of award that may be granted under the LTIP is described below.

Share Options
A share option is a right to subscribe for A-shares in TORM. The Board of Directors will determine the number and exercise price of the options and when the options become exercisable. The term of an option may not exceed ten years. The Board of Directors may not decrease the exercise price for any outstanding options after the date of grant other than as provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below. In addition, an outstanding option may not, as of any date that the option has a per share exercise price that is greater than the then current fair market value of a share, be surrendered to TORM as consideration for the grant of a new option with a lower exercise price, another award, a cash payment or A-shares, unless provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below. The option exercise price may be paid in cash, by check, in A-shares, through a "cashless" exercise arrangement, through a net exercise procedure (if approved by the Board of Directors) or in any other manner authorized by the Board of Directors. TORM intends to make A-shares available upon exercise of any share options by way of a fresh issuance of A-shares out of capital and currently has allotment authorities in place in order to allow any such share issuances to be made by the Company.

Restricted Share Units
A Restricted Share Unit, or RSU, represents the right to receive one share on a respective vesting or settlement date from TORM. Subject to the restrictions provided in the applicable incentive agreement and the LTIP, a participant receiving RSUs has no rights as a shareholder to such units, until the RSUs vest and A-shares are issued to the participant. RSUs may be granted with dividend equivalent rights; however, unless determined by the Board of Directors to be paid currently, TORM must establish a bookkeeping account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to each share underlying each RSU.

Other Share-Based Units
The LTIP also permits the Board of Directors to grant eligible participants awards of A-shares and other awards that are denominated or payable in, valued in whole or in part by reference to, or are otherwise based on or related to A-shares, or the appreciation in value of A-shares.

Termination of Employment or Service
Each incentive agreement may, subject to applicable law, include provisions requiring the forfeiture of outstanding incentives in the event of the participant's termination of employment, if such participant is considered a voluntary leaver (as defined by the Board of Directors in the individual agreement) or, in the case of performance-based grants, if applicable goals or targets are not met.

Clawback Provisions
RSUs issued under the LTIP are subject to clawback in the event of material misstatement of the Company's financial results, gross misconduct, or material error in the calculation of performance conditions.

Remuneration Policy

Change of Control

If determined by the Board of Directors and if so, provided in the incentive agreement, a change of control of TORM (as defined by the Board of Directors in the individual agreement) may require that:

1. All outstanding incentives will become fully vested and exercisable.
2. All restrictions or limitations on any outstanding incentives will lapse.
3. All performance criteria and other conditions relating to the payment of incentives will be deemed to have been achieved or waived by TORM.
4. All outstanding options are required to be exercised by a certain date.
5. The surrender to TORM of some or all outstanding options in exchange for a share or cash payment for each option equal in value to the per share change of control value, calculated as described in the LTIP, over the exercise price.
6. Any equitable adjustment will be made to outstanding incentives as deemed necessary to reflect TORM's corporate changes; and/or
7. An option will become an option relating to the number of A-shares or other securities or property (including cash) to which the participant would have been entitled in connection with the change of control transaction if the participant had been a shareholder.

See paragraph 4.4 "Adjustments" below.

Transfer of Incentives

The Board of Directors may determine that the incentives granted under the LTIP may not be transferred except (a) by will, (b) by the laws of descent and distribution, (c) pursuant to any court order in connection with separation of domestic property or (d) as to options only, if permitted by the Board of Directors and so provided in the applicable incentive agreement, to immediate family members or to a partnership, limited liability company or trust for which the sole owners, members or beneficiaries are the participant or immediate family members.

Awards to be Granted

Grants of incentives to members of the Executive Management will be made by the Board of Directors as deemed necessary or appropriate considering the overall objectives of this Remuneration Policy.

4.3. Extraordinary Bonus

The Board of Directors may in individual cases grant a one-off bonus or other extraordinary incentive-based pay, such as retention bonus, severance payment, sign-on bonus, or other schemes in connection with the appointment, provided that it is deemed necessary by the Board of Directors in order to meet the overall objectives of this Remuneration Policy. A grant of extraordinary bonus may consist of cash and/or be share-based and may be subject to the attainment of certain performance targets.

4.4. Adjustments

For the various types of incentive-based pay, the Board of Directors may lay down specific terms governing the lapse of the scheme or repayment of the incentive-based pay.

In exceptional cases or in extraordinary circumstances, TORM may reclaim, in full or in part, incentive payments made to Executive Officer(s) (clawback), e.g., in the event of manifest errors in the accounting figures or other basis for award or vesting. There is no specific provision on clawback in the CEO Service Agreement. Under Danish law, the principle of "condictio indebiti" may apply to payments made in error. Also, under the Danish Companies Act, a CEO may be held liable for damages to his employer, in case of negligence or willful misconduct.

Furthermore, the Board of Directors may lay down provisions on accelerated vesting or exercise and adjustment of the incentive-based pay, exercise price, performance targets, etc., in the event of changes to the capital structure or other material events, which would otherwise adversely influence the value or effect of the incentive-based pay in contravention to the general objectives of this Remuneration Policy.

In respect of the share limitations provided in the LTIP, including the number of A-shares subject to the LTIP, proportionate adjustments may be made by the Board of Directors in the event of any recapitalization, reclassification, share dividend, share split, combination of A-shares or other similar change in the A-shares. In addition, the exercise price of any outstanding options and any performance goals will be adjusted downwards for dividends and will also be subject to other adjustments if necessary to provide participants with the same relative rights before and after the occurrence of any such event.

Remuneration Policy

Adoption and Publication

The Board of Directors must review this Remuneration Policy at least once a year. Any changes to this Remuneration Policy will be adopted by the Board of Directors and approved by the shareholders at a General Meeting.

TORM's Remuneration Report will be included in the Company's Annual Report for all financial years and will contain information on remuneration paid to the Board of Directors and the Executive Management.

This Remuneration Policy is available on TORM's website, TORM - Governance Documents & policies

This Remuneration Policy has been adopted by the Board of Directors.

Investor Information

Dual Listing in Copenhagen and New York

TORM's A-shares are listed on Nasdaq Copenhagen under the ticker TRMD-A and on Nasdaq New York under the ticker TRMD. TORM's A-shares can move freely between the two Nasdaq exchanges.TORM's Transfer Agent is Computershare Inc, P.O. Box 43006, Providence RI, 02940-3078, USA.

Shareholders

As of 31 December 2023, TORM had approximately 17,280 registered shareholders representing approximately 83% of the share capital.

TORM is subject to the EU's Prospectus Regulation and Transparency Directive which implies that shareholders have an ownership notification requirement if the ownership reaches, exceeds or falls below the thresholds 5, 10, 15, 20, 25, 50, or 90 percent, or 1/3, or 2/3.

Based on notifications received during 2023 and 2024 to date, OCM Njord Holdings S.à r.l. (Oaktree) is the only shareholder with more than 5% of the share capital, holding 59% of the share capital at the end of 2023.

Share Information

Exchanges	Nasdaq CPH and NY
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102
Tickers	TRMD A and TRMD
Number of A-shares (end 2023)	86,225,684
Number of treasury shares	493,371

As of 31 December 2023, TORM's treasury shares represented approximately 0.6% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM's non-Oaktree shareholders. The B-share and the C-share have certain voting rights.

At the end of 2023, the members of the Board of Directors held a total of 41,724 shares, equivalent to a total market capitalization of DKK 8.3m or USD 1.2m. The Board of Directors and certain employees are limited to trading shares during a 45-day period after the publication of financial reports.

Share Price Performance

In 2023, TORM had an average of 84,123,420 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 248,000 shares and approximately 425,000 shares on Nasdaq in New York. During 2023, the share price increased from DKK 198.4 to DKK 204.2 on Nasdaq in Copenhagen and from USD 29.2 to USD 30.4 on Nasdaq in New York. As of 02 January 2023, TORM became part of the Large Cap segment on Nasdaq in Copenhagen.

 The 2023 share price development is available at www.torm.com/investors/share

Financial Calendar 2024

11 April 2024	Annual General Meeting
08 May 2024	First quarter 2024 results
15 August 2024	First six months 2024 results
07 November 2024	First nine months 2024 results

Investor Relations

TORM pursues a transparent and consistent dialog with investors to ensure efficient and fair pricing of our shares. The TORM share is currently covered by eight analysts, predominantly from shipping-oriented investment banks. TORM observes a three-week silent period prior to the publication of financial reports.

 Financial reports, investor presentations, and announcements, are available at www.torm.com/investor

Share Capital

As of 31 December 2023, TORM's share capital amounted to USD 862,256.86 divided into 86,225,684 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 86,225,684 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York. As of 31 December 2023, TORM holds 493,371 as treasury shares.

Investor Information

During 2023, TORM increased our share capital by 3,914,385 A-shares as a result of the issuance of 2,776,816 new shares in connection with the delivery of acquired vessels and the exercise of 1,137,569 Restricted Share Units.

Share Pre-Emption Grant

Pursuant to TORM's Articles of Association and authorities granted at TORM plc's AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc's AGM on 14 April 2020, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 5,073,293, of which the following authorizations are still active:

• Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none were issued from 01 January 2020 to 31 December 2023, leaving a current authority to issue up to 137,228,300 A-shares

Share Pre-Emption Grant
Directors, officers, and employees

	Dates	Values
Granted	**April 14, 2020**	**USD 777,625**
Utilized	Shares issued since 2020 AGM authority	USD 27,203
Utilized	Grant of remaining options	USD 44,177
Remaining		**USD 706,245**

• Up to an aggregate nominal amount of USD 2,477,026 in general equity issues including warrants, convertible debt, and general equity with the issue being at fair value as determined by the Board of Directors, of which USD 87,447 was issued from 01 January 2020 to 31 December 2023, leaving a current authority to issue up to 238,957,871 A-shares

• Up to an aggregate nominal amount of USD 777,625 to Directors, officers, or employees of TORM or any of its subsidiaries of which USD 27,203 was issued from 01 January 2020 to 31 December 2023, and the Company has granted share options over a further 44,177, leaving a current authority to issue up to 70,624,510 A-shares

Share Repurchase Grant

The Board of Directors received authorization at the 2020 AGM to make market purchases up to a maximum of 7,476,065 A-shares within a certain price range. All the above authorities to issue and purchase shares expire on 14 April 2025. Details of TORM's CEO's share scheme and any rights attached to the shares under this scheme is set out in the Directors' Remuneration Report.

Share Pre-Emption Grant
General equity issues - acquisition of vessels

	Dates	Values
Granted	**April 14, 2020**	**2,477,026**
Utilized	2021	59,679
Utilized	2023	27,768
Remaining		**2,389,579**

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to TORM.

Restricted Share Units

As of 31 December 2023, 4,417,688, Restricted Share Units (RSUs) were outstanding with 1,137,569 being exercised during 2023.

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees RSUs in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

 The specific terms for the remuneration are described on pages 111-121

Share Repurchase Grant

Authority	Date	Value
Granted	April 14, 2020	**7,476,065**
Repurchase	Accumulated	180,500
	Approx. 8% of TORM's share capital excluding treasury shares	
Remaining		**7,295,565**

Investor Information

Distribution Policy

On 07 March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM's capital structure, strategic opportunities, future obligations and market trends.

In line with the previous distribution policy applicable for 2023, the Board of Directors has decided to recommend for the Annual General Meeting to approve a distribution of USD 126m for the fourth quarter of 2023. The total declared and proposed distribution related to 2023 amounted to USD 497.2m. TORM's distribution policy for 2023 can be found on TORM's website and in the 2022 Annual Report.

Voting Rights

Each A-share carries one vote on all resolutions proposed at the General Meetings of TORM except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. ("Oaktree") and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meetings and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary

resolution. The B-shareholder has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by TORM.

TORM can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (who must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meetings in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, Oaktree, must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares ("Threshold Date"). Accordingly, Oaktree may continue to operate as the Company's controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by TORM. A number of the A-shares are issued subject to

restrictions on transfer ("Restricted Shares") imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (SEC) or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) TORM if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered. The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree's affiliates or (ii) to TORM if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered.

The B-share and the C-share do not have any rights to receive dividends or other distributions which TORM decides to pay. TORM must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by TORM.

Engagement and Decision-Making

The following information forms our section 172 statement, setting out how, in performing their duties over the course of the year, Directors regarded the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.
We have integrated our reporting on how our stakeholders have been considered in terms of our business model and governance throughout this report. TORM's Board of Directors considers, both individually and together, that they have acted in good faith and in the way they consider would be most likely to promote the success of TORM for the benefit of its members as a whole during the year ended 31 December 2023.

Why? Why is it important to engage?	How? How did Management and Directors engage?	Outcomes and Actions What was the impact of the engagement?
Shareholders		
Transparent and open shareholder communication is expected to support the markets' valuation of TORM shares and future access to capital in the equity markets.	To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings, and conference calls. TORM's Management and Directors have continuous focus on un-leveraging the integrated One TORM platform, TORM's capital structure, TORM's ESG agenda, and the product tanker market fundamentals in support for short-term and long-term ROIC generation with the aim of maximizing the long-term value for TORM's shareholders.	TORM issued 29 regulatory stock exchange announcements in 2023 and hosted open virtual investor presentations in connection with the release of quarterly earnings. TORM's Management and IR Team participated in 133 virtual and physical meetings and presentations for investors and analysts in 2023 in London, Oslo, Copenhagen, New York, and Boston. Investor interaction has picked up compared to 2022 where activity was still impacted by COVID-19 in the beginning of the year. TORM is actively communicating initiatives that are affecting our capital structure, leverage, and liquidity.
Employees		
TORM's employees are fundamental to enable us to do business, and their continued engagement is an integral part of the decision-making across the organization. The Board of Directors supports an open dialog between the Board and the workforce. TORM regards responsible behavior as a central part of the company, our business, and the mindset of our people.	The Board of Directors oversees the mechanisms we have in place to help ensure that employees can raise any matters of concern, how such matters are considered and, when necessary, how they are investigated through the whistleblower facility. Two employee-elected representatives attended all Board meetings as Observers. The current Observers include one office-based employee and one vessel-based employee. Observers are permitted to participate but are not permitted to formally vote on matters submitted to a vote. The Board of Directors receives and follows up on the Employee Engagement Survey performed twice a year.	→ Since 2006, TORM's Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. Read more on page 46 → The Observers on TORM's Board of Directors allow TORM's employees to have a direct line of questioning to and receive feedback from the Board. Full details of attendance can be found on page 97 → In 2023, we continued our biannual real-time data engagement survey, which we introduced in 2020. More than 96% of all office-based employees responded to this survey. Read about TORM's engagement survey on page 42

Engagement and Decision-Making

Why? **Why is it important to engage?**	**How?** **How did Management and Directors engage?**	**Outcomes and Actions** **What was the impact of the engagement?**

Suppliers and Customers

Managing the relationship with suppliers and customers is an integral part of the way TORM conducts business.	Beyond national and international regulation, TORM's largest customers have their own compliance criteria with which TORM and other product tanker operators must comply. Ensuring quality in everything TORM does is part of the One TORM KPI Framework. Within this framework, the Board of Directors includes a Tradability KPI ensuring that TORM vessels can meet our customers' demands. TORM encourages feedback from its customers and suppliers.	TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements, and to help resolve issues each time they are encountered. ➡ Read more about how TORM meets customer's requirements on page 30 In 2023, TORM made a supplier assessment to establish a baseline and understand the status of our suppliers to facilitate a dialog with them about how we together can extend and improve the quality of sustainability efforts.

Lenders

Strong relationships with our banks, financial institutions, and investors support TORM's ability to be financially flexible.	TORM maintains an ongoing dialog with several funding providers. TORM is engaged with lenders and potential lenders to be able to fund vessel acquisitions. TORM is also in dialog with leasing providers for operational lease funding of vessel acquisitions and for sale and leaseback transactions with buy-back options and no obligations to mitigate stranded asset risk. TORM is engaged with funding providers to understand ESG risks related to financing in order to be an attractive and transparent borrower.	During 2023, TORM completed major refinancing of bank and leasing agreements. As a result of the transaction, debt maturities have been extended to 2028 and 2029 respectively. TORM maintains a strong partnership within our bank group, which consists of bilateral facilities by specialized shipping banks, leasing facilities and nine banks participated in a syndicated facility agreement.

Engagement and Decision-Making

Why? **Why is it important to engage?**	How? **How did Management and Directors engage?**	Outcomes and Actions **What was the impact of the engagement?**

Regulators

As a company incorporated in the UK and listed on Nasdaq in both Copenhagen and New York, TORM must ensure that the high standards required by local regulatory bodies are met.	Through close dialogue with the Management and the Committees, and through compliance systems, the Board of Directors ensures that TORM remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board of Directors or the Committees include: • IMO regulations on CO_2 emissions • Danish Shipping and the Charter for More Women in Shipping • Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador • ESG reporting requirements • Sanctions compliance	 TORM's Business Principles ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices. See page 46  TORM's Corporate Governance statement is available at www.torm.com/about  TORM's Modern Slavery Act Statement is available at www.torm.com/responsibility  Read more about TORM's participation in Danish Shipping and the Center for Zero Carbon Shipping on page 32

Community and Environment

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur, and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders work together on this, great results can be achieved.	TORM is engaged in several local and global initiatives supporting the different communities in which TORM operates. We also support efforts to combat the overarching climate issues faced by the world. Initiatives include our education foundation, our commitment to the UN SDGs 4 and 13, and our climate engagement supporting initiatives. TORM is improving our ESG reporting to gain more insight into our environmental impact and to enable enhancement opportunities in the future.	 For information on how the TORM Philippines and TORM India's Education Foundations have been uplifting and supporting the educational development actions in the community, see page 44  To see how TORM is actively involved in various industry collaborations supporting our ambitious journey to achieve our 2050 environmental target of zero CO_2 emissions from our operating fleet, see page 32  To support TORM's ambitious CO_2 target, TORM's Management will be measured on achieving it. You can read more about TORM's ESG journey on pages 25

Directors' Report

The Directors are pleased to present the Annual Report on the affairs of the TORM Group for 2023, including financial statements and the auditor's report.
Other disclosure requirements, which form part of the Directors' report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' report.

→ TORM's section 172 statement can be found on page 134

Responsibility Statement
A responsibility statement made by the Board of Directors regarding the preparation of the financial statements is required under UK-adopted International Accounting Standards.

→ TORM's responsibility statement can be found on page 140

Going Concern

→ TORM's going concern statement can be found on page 79

Corporate Governance Statement
The corporate governance statement sets out how TORM complies with the UK Corporate Governance Code 2018 and includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process.

→ Find TORM's corporate governance statement at www.torm.com/investors/governance

→ A description of the composition and operation of the Board of Directors and its Committees can be found on page 96

Other Information Included in the Strategic Report
The strategic report on pages 4-89 provides a review of TORM's operations in 2023 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the strategic report from page 32, and details on TORM's general policy relating to recruitment, training, career development, and disabled employees are included on page 41.

→ Information on the Directors' regard for the need to foster TORM's business relationship with suppliers, customers, and other stakeholders is set out on pages 134

Directors and Their Interests

→ Information on the Directors of the Company who served during the financial year 2023 and up to the date of signing the financial statements can be found on page 96

→ The rules relating to the appointment and the replacement of Directors and the Directors' powers can be found in TORM's Articles of Association at www.torm.com/investors/governance

→ Details of Directors' interests in the Company is set out on page 118

Indemnification of Directors and Insurance
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

Requirements of the Listing Rules
TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM's Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies.

With effect from 01 January 2022, TORM plc elected Denmark as its Home State under the Transparency Directive rules due to the implications of Brexit. Accordingly, TORM plc has complied with the guidelines laid down in the Public Statement from The European Securities and Markets Authority (ESMA32-61-1156) concerning the application of transparency requirements by UK issuers with securities admitted to trading on regulated markets in the EU under Article 4 of the Transparency Directive, to ensure compliance and transparency in this Annual Report.

Share Capital

→ More information on TORM's share capital can be found on page 131

Directors' Report

Dividends
In line with the TORM's Distribution Policy,

Sustainability
Information about TORM's approach to sustainability risks and opportunities is set out from page 82. Also included on these pages are details on our greenhouse gas emissions.

Financial Risk Management
TORM uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates, and foreign exchange. For further information on the use of financial instruments, please refer to Note 23 to the financial statements. Details on financial risks are provided in the Risk Management section on pages 81-86.

Annual General Meeting
TORM's next Annual General Meeting (AGM) will be held on 11 April 2024. The notice of the AGM, including the complete proposals, will be available on TORM's website, www.torm.com, prior to the meeting and will be available for inspection from the Company Secretary, Elemental CoSec.

Articles of Association
As per section 21 of the Companies Act 2006, TORM may only amend its Articles of Association by special resolution.

 TORM's Articles of Association are available at https://www.torm.com/investors/governance

Retirement, Reappointment, and Appointment of Directors
In line with TORM's Articles of Association on file at Companies House, each Director, apart from the B-Director, must retire from office at the first annual general meeting after their appointment. TORM's Directors were re-elected at the 2023 Annual General Meeting and will therefore be due to retire in 2024. The terms and conditions of the appointment of Non-Executive Directors are set out in TORM's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary, Elemental CoSec.

Payment for Loss of Office
TORM's policy in regard to payments for loss of office can be found in the Remuneration Policy.

 TORM's Remuneration Policy is available at https://www.torm.com/investors/governance

Research and Development
TORM continues to focus on optimization of assets but does not allocate specific costs to research and development.

Group Policy Compliance
TORM has implemented a comprehensive compliance program to ensure that we remain in compliance with rules and regulations related to our business activities worldwide. As part of this compliance program, all employees are required to document that they are aware of and have received all training required in relation to each compliance area.

Company Branches
The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK, the UAE, and the US. Further details on TORM's global presence are set out on page 192.

Political Donations
No political donations were made during 2023.

Significant Shareholdings
Details on significant shareholdings are set out in the Investor Information on page 131.

Controlling Shareholder
TORM's controlling shareholder, Oaktree, owns TORM plc's sole C-share, which carries 350,000,000 votes at the General Meetings in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

Directors' Report

Recent Developments and Post-Balance Sheet Events

Details of important events affecting TORM which have occurred since the end of the financial year are disclosed in Note 2 to the financial statements.

Independent Auditor

Each person who is a Director at the date of approval of the Annual Report confirms that:

- As far as the Director is aware, there is no relevant audit information of which TORM's independent auditor is unaware.
- The Director has taken all reasonable steps that he or she ought to have taken as a Director in order to make him or herself aware of any relevant audit information and to establish that TORM's independent auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006.

Statement by the Directors in Performance of their Statutory Duties in Accordance with Section 172(1) of the UK Companies Act 2006

 TORM's engagement and decision-making can be found on pages 134

Approval
On behalf of the Board of Directors

Christopher H. Boehringer
Chairman of the Board of Directors
07 March 2024

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom laws and regulations as well as additional requirements for listed companies in accordance with the Danish Financial Statements Act.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with UK-adopted International Accounting Standards (UK-adopted IAS) as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 "Reduced Disclosure Framework" (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and TORM and of the profit or loss of the Group and the Company for that period.

Due to the Company having shares listed on a regulated market in Denmark, the Annual Report and financial statements are furthermore prepared in accordance with the additional requirements of the Danish Financial Statements Act applicable to listed companies (reporting class D).

In preparing these financial statements, the Directors are required to:
- Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently
- Make judgements and accounting estimates that are reasonable and prudent
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information
- Provide additional disclosures when compliance with the specific requirements in UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- In respect of the group financial statements, state whether UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 have been followed, subject to any material departures disclosed and explained in the financial statements

- In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

Statement of Directors' Responsibilities

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's and the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the Company and the Group financial statements comply with the Companies Act 2006 as well as additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable laws and regulations, the Directors are also responsible for preparing a strategic report, Directors' report, Directors' remuneration report, and corporate governance statement that comply with that law and those regulations including additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' Responsibility Statement

We confirm that to the best of our knowledge:

- The consolidated financial statements, prepared in accordance with the Companies Act 2006 and UK-adopted International Accounting Standards as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023, and the parent company financial statements, prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
- The Annual Report, including the Strategic report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
- The Annual Report, taken as a whole, is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model, and strategy.

Further, the Annual Report for the financial year 01 January - 31 December 2023 with the file 213800VL1H1ABVM1ZF63-2023-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation (the European Single Electronic Format Regulation).

This responsibility statement was approved by the Board of Directors on 07 March 2024 and is signed on its behalf by:

Jacob Meldgaard
Executive Director

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, the Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including sanctions, "trade wars", and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.



Financial Statements

Consolidated Financial Statements

Parent Company Financial Statements

Other

Consolidated Income Statement
01 January-31 December

USD '000	Note	2023	2022	2021
Revenue	3,4	1,520,393	1,443,351	619,532
Port expenses, bunkers, commissions, and other cost of goods and services sold		-430,313	-459,468	-240,937
Operating expenses	5	-215,968	-202,098	-190,471
Profit from sale of vessels	27	50,377	10,165	—
Administrative expenses	5,6	-82,932	-55,005	-51,542
Other operating income and expenses		6,355	5,992	414
Share of profit/(loss) from joint ventures		—	152	-104
Operating profit before depreciation, amortization and impairment losses (EBITDA)		**847,912**	**743,089**	**136,892**
Impairment losses on tangible assets	8,10,27	—	-2,647	-4,645
Depreciation and amortization	7,8,9	-149,311	-139,023	-130,851
Operating profit (EBIT)		**698,601**	**601,419**	**1,396**
Financial income	12	14,259	4,037	241
Financial expenses	12	-60,858	-48,793	-42,382
Profit/(loss) before tax		**652,002**	**556,663**	**-40,745**
Tax	16	-4,035	5,911	-1,344
Net profit/(loss) for the year		**647,967**	**562,574**	**-42,089**
Net profit/(loss) for the year attributable to:				
TORM plc shareholders		648,265	562,754	-42,089
Non-controlling interest		-298	-180	—
Net profit/(loss) for the year		**647,967**	**562,574**	**-42,089**
Earnings per share for TORM plc shareholders				
Basic earnings/(loss) per share (USD)	31	**7.75**	6.92	-0.54
Diluted earnings/(loss) per share (USD)	31	7.48	6.80	-0.54

Consolidated Statement of Comprehensive Income
01 January-31 December

USD '000	2023	2022	2021
Net profit/(loss) for the year	**647,967**	**562,574**	**-42,089**
Other comprehensive income/(loss):			
Items that may be reclassified to profit or loss:			
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-89	-531	-209
Reclassification of exchange rate adjustments on disposal of joint venture	—	51	—
Fair value adjustment on hedging instruments	3,076	54,851	8,455
Fair value adjustment on hedging instruments transferred to income statement	-21,975	1,739	8,667
Tax on other comprehensive income	4,640	-13,162	—
Items that may not be reclassified to profit or loss:			
Remeasurements of net pension and other post-retirement benefit liability or asset	19	—	-8
Other comprehensive income/(loss) after tax	**-14,329**	**42,948**	**16,905**
Total comprehensive income/(loss) for the year	**633,638**	**605,522**	**-25,184**
Total comprehensive income/(loss) for the year attributable to:			
TORM plc shareholders	633,989	605,607	-25,184
Non-controlling interest	-351	-85	—
Total comprehensive income/(loss) for the year	**633,638**	**605,522**	**-25,184**

Consolidated Balance Sheet
As of 31 December

USD '000	Note	2023	2022	2021
ASSETS				
Intangible assets				
Goodwill	7,10,33	1,795	1,835	—
Other intangible assets	7	1,852	1,941	—
Total intangible assets		**3,647**	**3,776**	**—**
Tangible fixed assets				
Land and buildings	8,9	5,500	3,814	4,824
Vessels and capitalized dry-docking	8,9,10,20	2,070,189	1,855,903	1,937,791
Prepayments on vessels	8	85,975	—	11,996
Other non-current assets under construction		4,161	—	—
Other plant and operating equipment	8	4,353	5,573	6,327
Total tangible fixed assets		**2,170,178**	**1,865,290**	**1,960,938**
Financial assets				
Investments in joint ventures		76	76	1,473
Loan receivables	11	4,523	4,570	4,617
Deferred tax asset	16	432	555	651
Other investments		1	197	1
Total financial assets		**5,032**	**5,398**	**6,742**
Total non-current assets	3	**2,178,857**	**1,874,464**	**1,967,680**
Inventories		61,744	72,033	48,812
Trade receivables	13	211,015	259,479	83,968
Other receivables	14	60,502	74,026	39,966
Prepayments	15	15,186	10,371	5,624
Cash and cash equivalents incl. restricted cash	32	295,628	323,803	171,733
Current assets excluding assets held for sale		**644,075**	**739,712**	**350,103**
Assets held for sale	27	47,215	—	13,216
Total current assets		**691,290**	**739,712**	**363,319**
TOTAL ASSETS		**2,870,147**	**2,614,176**	**2,330,999**

USD '000	Note	2023	2022	2021
EQUITY AND LIABILITIES				
Equity				
Common shares	17	862	823	812
Share premium		260,000	167,531	159,558
Treasury shares	17	-4,235	-4,235	-4,235
Hedging reserves		25,611	39,870	-3,559
Translation reserves		-474	-439	137
Retained profit		1,382,221	1,297,774	899,467
Equity attributable to TORM plc shareholders		**1,663,985**	**1,501,324**	**1,052,180**
Non-controlling interest	33	1,998	2,350	—
Total equity		**1,665,983**	**1,503,674**	**1,052,180**
Liabilities				
Non-current tax liability related to held-over gains	16	45,176	45,176	45,176
Deferred tax liability	16	3,580	6,082	—
Borrowings	9,19,20,22	886,897	849,818	926,450
Other non-current liabilities	18	3,015	3,038	—
Total non-current liabilities		**938,668**	**904,114**	**971,626**
Borrowings	9,19,20,22	172,665	117,107	208,951
Trade payables	22	43,053	48,502	35,332
Current tax liabilities		650	1,953	929
Other liabilities	18,22	45,197	31,141	43,681
Provisions	30	564	6,800	18,300
Prepayments from customers		3,367	885	—
Total current liabilities		**265,496**	**206,388**	**307,193**
Total liabilities		**1,204,164**	**1,110,502**	**1,278,819**
TOTAL EQUITY AND LIABILITIES		**2,870,147**	**2,614,176**	**2,330,999**

Consolidated Statement of Changes in Equity
01 January-31 December

USD '000	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2021	**748**	**102,044**	**-4,235**	**-20,681**	**346**	**939,247**	**1,017,469**	**—**	**1,017,469**
Comprehensive income/loss for the year:									
Net profit/(loss) for the year	—	—	—	—	—	-42,089	-42,089	—	**-42,089**
Other comprehensive income/(loss) for the year[2]	—	—	—	17,122	-209	-8	16,905	—	**16,905**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**17,122**	**-209**	**-42,097**	**-25,184**	**—**	**-25,184**
Capital increase [3]	64	57,799	—	—	—	—	57,863	—	**57,863**
Transaction costs of capital increase	—	-285	—	—	—	—	-285	—	**-285**
Share-based compensation	—	—	—	—	—	2,317	2,317	—	**2,317**
Total changes in equity 2021	**64**	**57,514**	**—**	**17,122**	**-209**	**-39,780**	**34,711**	**—**	**34,711**
Equity as of 31 December 2021	**812**	**159,558**	**-4,235**	**-3,559**	**137**	**899,467**	**1,052,180**	**—**	**1,052,180**
Comprehensive income/loss for the year:									
Net profit/(loss) for the year	—	—	—	—	—	562,754	562,754	-180	**562,574**
Other comprehensive income/(loss) for the year [2]	—	—	—	56,591	-576	—	56,015	95	**56,110**
Tax on other comprehensive income	—	—	—	-13,162	—	—	-13,162	—	**-13,162**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**43,429**	**-576**	**562,754**	**605,607**	**-85**	**605,522**
Capital increase [3]	11	8,004	—	—	—	—	8,015	—	**8,015**
Transaction costs of capital increase	—	-31	—	—	—	—	-31	—	**-31**
Share-based compensation	—	—	—	—	—	2,211	2,211	—	**2,211**
Dividend paid	—	—	—	—	—	-166,658	-166,658	—	**-166,658**
Total changes in equity 2022	**11**	**7,973**	**—**	**43,429**	**-576**	**398,307**	**449,144**	**-85**	**449,059**
Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	2,435	**2,435**
Equity as of 31 December 2022	**823**	**167,531**	**-4,235**	**39,870**	**-439**	**1,297,774**	**1,501,324**	**2,350**	**1,503,674**

Consolidated Statement of Changes in Equity
01 January-31 December

USD '000	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2023	**823**	**167,531**	**-4,235**	**39,870**	**-439**	**1,297,774**	**1,501,324**	**2,350**	**1,503,674**
Comprehensive income/(loss) for the year:									
Net profit/(loss) for the year	—	—	—	—	—	648,265	**648,265**	-298	**647,967**
Other comprehensive income/(loss) for the year [2]	—	—	—	-18,899	-35	19	**-18,915**	-54	**-18,969**
Tax on other comprehensive income	—	—	—	4,640	—	—	**4,640**	—	**4,640**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**-14,259**	**-35**	**648,284**	**633,990**	**-352**	**633,638**
Capital increase [3]	39	92,635	—	—	—	—	**92,674**	—	**92,674**
Transaction costs of capital increase	—	-166	—	—	—	—	**-166**	—	**-166**
Share-based compensation	—	—	—	—	—	22,547	**22,547**	—	**22,547**
Dividend paid	—	—	—	—	—	-586,384	**-586,384**	—	**-586,384**
Total changes in equity 2023	**39**	**92,469**	**—**	**-14,259**	**-35**	**84,447**	**162,661**	**-352**	**162,309**
Equity as of 31 December 2023	**862**	**260,000**	**-4,235**	**25,611**	**-474**	**1,382,221**	**1,663,985**	**1,998**	**1,665,983**

[1] Please refer to Note 17 for further information on treasury shares.

[2] Please refer to "Consolidated Statement of Comprehensive Income".

[3] Please refer to Note 17 for further information on capital increases during the year.

Consolidated Cash Flow Statement
01 January-31 December

USD '000	Note	2023	2022	2021
Cash flow from operating activities				
Net profit/(loss) for the year		647,967	562,574	-42,089
Adjustments:				
Profit from sale of vessels		-50,377	-10,165	—
Depreciation and amortization	7,8	149,311	139,023	130,851
Impairment losses on tangible assets	7,10,27	—	2,647	4,645
Share of profit/(loss) from joint ventures		—	-152	104
Financial income	12	-14,259	-4,037	-241
Financial expenses	12	60,858	48,793	42,382
Tax expenses/(income)	16	4,035	-5,911	1,344
Other non-cash movements	28	14,557	-3,691	1,350
Dividends received from joint ventures		—	—	275
Interest received and realized exchange gains		14,259	4,037	241
Interest paid and realized exchange losses		-65,995	-49,631	-41,046
Income taxes paid		-3,123	-658	-1,379
Change in inventories, receivables and payables, etc.	28	47,817	-180,915	-48,489
Net cash flow from operating activities		**805,050**	**501,914**	**47,948**

USD '000	Note	2023	2022	2021
Cash flow from investing activities				
Investment in tangible fixed assets [1]		-509,630	-119,344	-319,787
Investment in intangible fixed assets		-563	-618	—
Acquisition of subsidiaries, net of cash acquired	33	—	1,070	—
Sale of tangible fixed assets	27	166,362	106,623	10,033
Change in restricted cash		-26,738	23,542	19,161
Net cash flow from investing activities		**-370,569**	**11,273**	**-290,593**
Cash flow from financing activities				
Proceeds, borrowings	11,19	676,374	96,254	548,817
Repayment, borrowings	19	-585,404	-275,155	-253,420
Dividend paid		-586,384	-166,658	—
Capital increase [1]	17	6,187	8,015	2,863
Transaction costs share issue		-167	-31	-285
Net cash flow from financing activities		**-489,394**	**-337,575**	**297,975**
Net cash flow from operating, investing, and financing activities		**-54,913**	**175,612**	**55,330**
Cash and cash equivalents as of 01 January		320,456	144,844	89,514
Cash and cash equivalents as of 31 December		**265,543**	**320,456**	**144,844**
Restricted cash as of 31 December	32	30,085	3,347	26,889
Cash and cash equivalents, including restricted cash as of 31 December		**295,628**	**323,803**	**171,733**

[1] In 2023, the share capital was increased by USD 92.7m (2022: USD 8.0m, 2021: USD 57.9m) including a USD 86.5m (2022: USD 0.0m, 2021:USD 55.0m) non-cash share issue in relation to the acquisition of five (2022: zero, 2021:eight) vessels. Please refer to Note 17 for further reference.

Notes to the
Consolidated Financial Statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Overview of Business
TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine exhaust industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is Office 105, 20 St Dunstan's Hill, London, EC3R 8HL, United Kingdom. Unless otherwise indicated, the terms "TORM plc"and "Parent Company" refers solely to TORM plc and the terms "we", "us", "our", the "Company", and the "Group" refer to TORM plc and its consolidated subsidiaries, which include TORM A/S.

TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, the United States.

Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards ("UK-adopted IAS"). The consolidated financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union ("EU"), as applied to financial periods beginning on or after 01 January 2023 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS. The non-IFRS measure, EBITDA subtotal, has been added in the consolidated income statement as TORM believes it is a meaningful measure for TORM's financial performance and is used for financial outlook guidance. Please refer to glossary on page 219-225 for further reference.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

Going Concern
As of 31 December 2023, TORM's available liquidity including undrawn and committed facilities was USD 638m, including a total cash position of USD 296m (including cash held for dividend payment). TORM's net interest-bearing debt was USD 773m, and the net debt loan-to-value ratio was 27.6% (Tanker segment only and before dividend payment related to Q4 2023). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in note 24 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 82-86.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in note 2 to the financial statements.

NOTE 1 - continued

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM's base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2024. TORM monitors the general development in the geopolitical situation with current focus on the development of the conflict between Hamas and Israel, the Red Sea conflict, and potential effects on the product tanker market from those conflicts. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations, in order to identify risks to future liquidity and covenant compliance and to enable the Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 82-86 and include different distressed outlooks for the product tanker market. In a low case scenario, The Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such a scenario, TORM maintains sufficient headroom for liquidity and covenants.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2025. TORM's cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with our financial covenants for the period until 31 March 2025. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

NOTE 1 - continued

Adoption of New or Amended IFRS Standards

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2023:

- IFRS 17 Insurance Contracts
- IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction
- IAS 12 amendments International Tax Reform – Pillar Two Model Rules
- IAS 8 amendments Definition of Accounting Estimates
- IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies

The amendments on International Tax Reform Pillar Two Model Rules introduce a mandatory exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

For the remaining new standards and amendments, it is assessed that application of these effective on 01 January 2023 has not had any material impact on the consolidated financial statements in 2023.

Accounting Standards and Interpretations Not Yet Adopted

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) which have not yet come into effect:

- Amendments to IAS 1 Presentation of Financial Statements (January 2024)
- Amendments to IFRS 16 Lease Liability in a Sale and Leaseback (January 2024)
- Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements (January 2024)
- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)
- IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations not yet adopted, and TORM does not expect the new standards to have any material impact on neither TORM's figures nor the disclosures.

NOTE 1 - continued

Accounting Policies

The Group's material accounting policy information is provided below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

- Segment reporting
- Revenue from contracts with customers
- Staff costs
- Intangible assets
- Tangible fixed assets
- Leasing
- Impairment
- Loan receivables
- Financial items
- Trade receivables
- Tax
- Other liabilities
- Borrowings
- Derivative financial instruments
- Provisions
- Earnings per share
- Business combinations

Consolidation Principles

The consolidated financial statements comprise the financial statements of the parent company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:

- Power over the investee
- Exposure, or rights, to variable returns from its involvement with the investee
- The ability to use its power over the investee to affect the amounts of the investor's returns

TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

- The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
- Potential voting rights held by the Company, other vote holders, or other parties
- Rights arising from other contractual arrangements
- Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

NOTE 1 - continued

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities.

Foreign Currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD) because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company's most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income" and "Financial expenses".

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in "Other comprehensive income". On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued

Income Statement
Port expenses, bunkers, and commissions and other costs of goods and services sold
Port expenses, bunker fuel consumption, commissions, and other costs of goods sold are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts, forward freight agreements (FFA) as well as write-down for losses on trade receivables are included in this line.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses, and other expenses relating to administration, are expensed as incurred.

Other operating expenses and income
Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet, profits and losses deriving from the disposal of fixed assets other than vessels as well as claims and disputes provisions.

Depreciation and impairment losses and reversals of impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historical impairment losses.

Balance Sheet

Financial assets
Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Inventories
Inventories consist of bunkers, lube oil and other inventories and are stated at the lower of cost in accordance with the FIFO-principle and net realizable value. Cost of bunkers and lube oil includes expenditure incurred in acquiring bunkers and lube oil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend
Interim dividends are recognized when paid. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Other non-current liabilities
Other non-current liabilities consist of long-term employee-related liabilities related to the frozen Danish holiday funds in connection with the transition to the new Danish Holiday Act. TORM has elected to keep the holiday funds until the employees, covered at the transition date, reach the age of retirement. The liability is remeasured annually based on an index rate published by the Holiday Allowance fund.

NOTE 1 - continued

Trade payables
Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Deferred income
Deferred income relates to amounts received from customers in advance of the related performance obligations being satisfied.

Cash flow statement

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with "Net profit/(loss) for the year".

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with "Net profit/(loss) for the year", non-cash items are reversed, and actual payments are included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividend paid to shareholders.

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel.

Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires the Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if

changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. The Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

The Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

Judgements
The Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Exhaust cash-generating units. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

In addition, the activities within the Marine Exhaust segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Exhaust segment.

Estimates
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed such as reported sale and purchase prices, market demand and general market conditions.

Further, market valuations from leading, independent, and internationally recognized shipbrokers are obtained on the reporting date as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to Note 10.

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

Liquidity and Capital Resources

As of 31 December 2023, TORM's cash and cash equivalents including restricted cash totaled USD 296m (2022: USD 324m , 2021: USD 172m), and undrawn and committed credit facilities as listed below amounted to USD 343m (2022: USD 93m, 2021: USD 38m). Subsequently, in January 2024 TORM issued a five-year senior unsecured bond in the amount of USD 200m from which USD 165.0m will be used to cancel the undrawn term facility with the syndicated banks. TORM had no newbuildings on order as of 31 December 2023 (2022: None, 2021: One).

TORM has the following debt facilities as of 31 December 2023.

Debt Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Syndicated Facilities 2023	2028	224.0	—	—
Syndicated Facilities 2020	Repaid	—	143.8	279.4
Danish Ship Finance Facility 2020	2029	192.6	201.8	221.9
ING Facility 2023	2029	57.9	—	—
HCOB Facility 2023	2029	31.2	—	—
HCOB Facilities 2020-2021	Repaid	—	63.5	110.7
KfW Facility 2019	2032	34.8	37.9	40.9
CEXIM 2016	Repaid	—	41.1	44.9
Other credit facilities	2026	4.8	4.9	—
Sale and leaseback transaction prepayment	2022	—	—	21.0
Total		**545.3**	**493.0**	**718.8**

During 2023 TORM refinanced a number of debt facilities. Further to that, TORM repaid three vessels to Danish Ship Finance and obtained financing from ING for the same vessels. TORM extended the maturity of the facility with Danish Ship Finance from 2027 to 2029. TORM also signed an Additional Facility with Danish Ship Finance to finance four second-hand MR vessels. This facility is partially utilized as TORM took delivery of two out of the four vessels in 2023. As of 31 December 2023, the scheduled minimum payments on mortgage debt and bank loans in 2024 were USD 107m.

TORM has the following undrawn facilities as of 31 December 2023.

Undrawn Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Syndicated Facilities 2023 - RCF	2028	100.0	—	—
Syndicated Facilities 2020 - RCF	Cancelled	—	92.6	—
HCOB Facility 2023 - RCF	2029	24.9	—	—
DSF Additional Facility	2029	52.6	—	—
Syndicated Bridge to Bond Facility	2025	165.0	—	—
Bocomm Leasing Facility	2031	—	—	38.2
Total		**342.5**	**92.6**	**38.2**

NOTE 2 - continued

TORM has Revolving Credit Facilities as part of the Syndicated Facilities and with Hamburg Commercial Bank. The Additional Facility with Danish Ship Finance to finance four second-hand MR vessels has an undrawn amount, as two out of the four vessels were delivered in January 2024. The Bridge to Bond Facility with four syndicated banks was signed in December 2023 to finance five of the eight purchased LR2 vessels announced on 22 November 2023. Subsequently, TORM cancelled this facility in February 2024.

Lease Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Bocomm Leasing Facilities 2019-2021	2031	148.9	162.2	137.3
Bocomm Leasing Facilities 2019	Repaid	—	49.4	59.2
Springliner Leases	2026	27.9	30.7	33.4
China Development Bank Financial Leasing	2032	149.0	160.8	150.8
China Merchant Bank Financial Leasing	2033	195.8	37.3	—
Showa Leasing	Repaid	—	18.7	20.9
Eifuku Leasing	Repaid	—	20.9	22.4
Total		**521.6**	**480.0**	**424.0**

During 2023, TORM repaid a number of lease facilities and took ownership of the previously leased vessels, which are currently financed by the Syndicated Facilities. In 2023 TORM also signed a new lease facility with China Merchant Bank Financial Leasing to finance seven second-hand LR1 vessels. As of 31 December 2023, the scheduled minimum payments on lease agreements in 2023 were USD 65m.

TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM ongoingly stress tests the capital structure and liquidity position as well as prepares cash forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, distribution policy, CAPEX commitments, off-balance sheet liabilities, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.

On 07 March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM's capital structure, strategic opportunities, future obligations and market trends.

NOTE 2 - continued

TORM's debt facilities include financial covenants related to:

- Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
- Minimum security value (loan-to-value for individual borrowings)
- Equity ratio (minimum level)

During 2023, 2022 and 2021, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote.

Subsequent Events

In January 2024, TORM delivered the two LR1 vessels TORM Signe and TORM Sofia and the MR vessel TORM Loke, all of which were held for sale at 31 December 2023, to the new owners.

In January 2024, TORM took delivery of the remaining two of four purchased 2015 and 2016-built MR eco product tanker vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023.

In January 2024, TORM took delivery of five of the eight 2010 to 2012-built LR2 eco vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023. Two of the remaining three vessels are expected to be delivered during the end of March 2024 and one in the beginning of April 2024.

In January 2024, TORM entered into an agreement to purchase one 2011-built LR2 eco vessel for a total consideration of USD 51.5m, with a cash consideration of USD 30.9m and the issuance of approximately 570,000 shares. The vessel is expected to be delivered mid March 2024. The purchase price is subject to certain adjustments that will be impacted by TORM's share price development and the vessels' delivery schedules.

As announced on 11 January 2024, TORM issued five-year senior unsecured bonds of USD 200m. The Bonds will carry a fixed coupon of 8.25%, payable semi-annually. The net proceeds from the bond issue will be used to part finance the acquisition of five of the eight LR2 eco vessels announced in November 2023, including full cancellation of the Syndicated Bridge to Bond Facility.

In February 2024, TORM signed a facility agreement of USD 93m with Hamburg Commercial Bank to finance three of the eight LR2 eco vessels announced in November 2023.

On 07 March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. Please refer to section 'Liquidity and Capital Resources' under Note 2 for further explanation.

NOTE 2 - continued

On 07 March 2024, our Board of Directors decided to recommend to the Annual General Meeting to approve a dividend of USD 1.36 per share, with a total dividend payment of approximately 126.3m. The distribution is in line with TORM's Distribution Policy for 2023 with a cash position of USD 295.6m, working capital facilities of USD 124.9m, restricted cash of USD 30.1m, earmarked proceeds of USD 111.7m, and a cash position related to Marine Exhaust Technology A/S of USD 4.9m. Cash reservation per vessel is USD 1.8m for 82 vessels, USD 147.6m in total.The dividend payment is expected to be on 24 April 2024, to shareholders on record as of 16 April 2024, with the ex-dividend date on 15 April 2024. The dividend payment will not be recognized as a liability and there are no tax consequences.

NOTE 3 – SEGMENT

Segment Reporting - Consolidated Income Statement

USDm	2023				2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
Revenue	1,491.4	48.0	-19.0	1,520.4	1,440.4	5.9	-2.9	1,443.4
Port expenses, bunkers, and commissions	-407.6	—	—	-407.6	-458.9	—	—	-458.9
Other cost of goods and services sold	—	-36.6	13.9	-22.7	—	-3.0	2.4	-0.6
Operating expenses	-216.4	—	0.4	-216.0	-202.1	—	—	-202.1
Profit from sale of vessels	50.4	—	—	50.4	10.2	—	—	10.2
Administrative expenses	-76.5	-6.4	—	-82.9	-52.4	-2.6	—	-55.0
Other operating income and expenses	6.0	0.3	—	6.3	5.8	—	—	5.8
Share of profit/(loss) from joint ventures	—	—	—	—	0.2	—	—	0.2
Impairment losses and reversal of impairment on tangible assets	—	—	—	—	-2.6	—	—	-2.6
Depreciation and amortization	-148.2	-1.1	—	-149.3	-138.7	-0.3	—	-139.0
Operating profit (EBIT)	**699.1**	**4.2**	**-4.7**	**698.6**	**601.9**	**—**	**-0.5**	**601.4**
Financial income	14.3	—	—	14.3	4.0	0.1	—	4.1
Financial expenses	-60.5	-0.4	—	-60.9	-48.7	-0.1	—	-48.8
Profit before tax	**652.9**	**3.8**	**-4.7**	**652.0**	**557.2**	**—**	**-0.5**	**556.7**
Tax	-4.0	—	—	-4.0	5.9	—	—	5.9
Net profit for the year	**648.9**	**3.8**	**-4.7**	**648.0**	**563.1**	**—**	**-0.5**	**562.6**

Prior to the acquisition of Marine Exhaust Technology A/S (MET) on 01 September 2022, TORM had only one reportable segment, the Tanker segment. Accordingly, comparative segmental information is not provided.

The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Exhaust entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

In all material aspects, TORM's customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM's revenue. In 2023, Switzerland and United States contributed with 16.0% (USD 242.5m) and 12.0%% (USD 182.7m) respectively of TORM's revenue. In 2022, Switzerland and Mexico contributed with 15.3% (USD 220.9m) and 12.8% (USD 178.2m) respectively of TORM's revenue. In 2021, Switzerland and Mexico contributed with 23.2% (USD 143.5m),and 15.6% (USD 96.6m) respectively of TORM's revenue. Revenue is allocated to countries based on the customer's ultimate parent domicile.

A major part of TORM's revenues stems from a small group of customers. In 2023, no customers accounted for more than 10% of TORM's revenue in the Tanker segment (2022: One accounted for 12% in the Tanker segment; 2021: One customer accounted for more than 15% in the Tanker segment).

Segment Reporting - Consolidated Balance Sheet

USDm	2023				2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
ASSETS								
Intangible assets								
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	0.9	0.9	—	1.8	0.7	1.3	—	2.0
Total intangible assets	**0.9**	**2.7**	**—**	**3.6**	**0.7**	**3.1**	**—**	**3.8**
Tangible fixed assets								
Land and buildings	4.9	0.6	—	5.5	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	2,081.7	—	-11.5	2,070.2	1,863.4	—	-7.5	1,855.9
Prepayments on vessels	86.0	—	—	86.0	—	—	—	—
Other non-current assets under construction	—	4.5	-0.3	4.2	—	—	—	—
Other plant and operating equipment	3.3	1.1	—	4.4	4.1	1.5	—	5.6
Total tangible fixed assets	**2,175.9**	**6.2**	**-11.8**	**2,170.3**	**1,870.3**	**2.5**	**-7.5**	**1,865.3**
Financial assets								
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.6	—	—	4.6
Deferred tax asset	0.4	—	—	0.4	0.5	—	—	0.5
Other investments	—	—	—	—	0.2	—	—	0.2
Total financial assets	**5.0**	**—**	**—**	**5.0**	**5.4**	**—**	**—**	**5.4**
Total non-current assets	**2,181.8**	**8.9**	**-11.8**	**2,178.9**	**1,876.4**	**5.6**	**-7.5**	**1,874.5**
Inventories	58.0	3.7	—	61.7	61.1	11.0	-0.1	72.0
Trade receivables	206.2	5.0	-0.2	211.0	255.7	4.2	-0.4	259.5
Other receivables	58.8	1.7	—	60.5	72.7	1.3	—	74.0
Prepayments	10.7	4.5	—	15.2	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	290.7	4.9	—	295.6	321.4	2.4	—	323.8
Current assets excluding assets held for sale	**624.4**	**19.8**	**-0.2**	**644.0**	**720.6**	**19.6**	**-0.5**	**739.7**
Assets held for sale	47.2	—	—	47.2	—	—	—	—
Total current assets	**671.6**	**19.8**	**-0.2**	**691.2**	**720.6**	**19.6**	**-0.5**	**739.7**
TOTAL ASSETS	**2,853.4**	**28.7**	**-12.0**	**2,870.1**	**2,597.0**	**25.2**	**-8.0**	**2,614.2**

NOTE 3 – continued

Segment Reporting - Consolidated Balance Sheet

USDm	2023				2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
EQUITY AND LIABILITIES								
Total equity	**1,661.3**	**9.9**	**-5.2**	**1,666.0**	**1,498.0**	**6.2**	**-0.5**	**1,503.7**
Liabilities								
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	3.3	0.3	—	3.6	5.8	0.3	—	6.1
Borrowings	884.0	2.9	—	886.9	844.6	5.2	—	849.8
Other non-current liabilities	2.2	0.8	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	**934.7**	**4.0**	**—**	**938.7**	**897.8**	**6.3**	**—**	**904.1**
Borrowings	169.7	3.0	—	172.7	115.7	1.4	—	117.1
Trade payables	39.6	3.4	—	43.0	46.4	3.5	-1.4	48.5
Current tax liabilities	0.6	—	—	0.6	1.6	0.4	—	2.0
Other liabilities	44.8	0.5	-0.1	45.2	31.0	0.3	-0.2	31.1
Provisions	—	0.6	—	0.6	6.5	0.3	—	6.8
Prepayments from customers	2.7	7.3	-6.7	3.3	—	6.8	-5.9	0.9
Total current liabilities	**257.4**	**14.8**	**-6.8**	**265.4**	**201.2**	**12.7**	**-7.5**	**206.4**
Total liabilities	**1,192.1**	**18.8**	**-6.8**	**1,204.1**	**1,099.0**	**19.0**	**-7.5**	**1,110.5**
TOTAL EQUITY AND LIABILITIES	**2,853.4**	**28.7**	**-12.0**	**2,870.1**	**2,597.0**	**25.2**	**-8.0**	**2,614.2**
Non-current asset additions during the year:								
Goodwill	—	—	—	—	—	1.8	—	1.8
Other intangible assets	0.6	—	—	0.6	0.6	1.2	—	1.8
Land and buildings	4.4	—	—	4.4	0.3	1.1	—	1.4
Vessels and capitalized dry-docking	520.4	—	-4.0	516.4	84.7	—	-7.5	77.2
Prepayments on vessels	86.0	—	—	86.0	43.1	—	—	43.1
Other non-current assets under construction	—	4.5	-0.3	4.2	—	—	—	—
Other plant and operating equipment	1.1	0.2	—	1.3	0.8	1.6	—	2.4
Total non-current asset additions	**612.5**	**4.7**	**-4.3**	**612.9**	**129.5**	**5.7**	**-7.5**	**127.7**

NOTE 3 - continued

The Company's non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2023	2022	2021
UK	0.2	0.1	—
Denmark	1,746.6	1,607.7	1,651.5
Singapore	336.7	257.1	308.0
USA	79.8	—	—
Other countries	10.6	4.5	2.9
Non-current assets	**2,173.9**	**1,869.3**	**1,962.4**

Accounting Policies
The segmentation is based on the Group's internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Exhaust segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.

Transactions between the segments are based on market-related prices and are eliminated at Group level.

TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Exhaust segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Exhaust segment are not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2023	2022	2021
Disaggregation of revenue			
Transportation of refined oil products	1,491.4	1,440.4	619.5
Scrubbers and related services	21.7	1.2	—
Welding and mounting	5.3	1.1	—
Others	2.0	0.7	—
Total revenue	**1,520.4**	**1,443.4**	**619.5**
Tanker segment	1,491.4	1,440.4	619.5
Marine Exhaust segment	48.0	5.9	—
Intersegment elimination	-19.0	-2.9	—
Total revenue	**1,520.4**	**1,443.4**	**619.5**

USDm	2023	2022	2021
Customer contract balances			
Trade receivables	211.0	259.5	84.0
Customer contract assets[1]	2.5	3.0	2.0
Customer contract liabilities[2]	-3.4	-0.9	—
Total	**210.1**	**261.6**	**86.0**

[1] Recognized in prepayments.

[2] Recognized in prepayments from customers.

Refer to Note 13 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 3.0m was recognized relating to customer contracts entered in 2022 (2022: USD 2.0m relating to 2021, 2021: USD 1.4m relating to 2020). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by change in prepaid charter hire of USD 2.7m.

Accounting policies
Revenue
Income is recognized in the income statement when:
- The income generating activities have been carried out on the basis of a binding agreement
- The income can be measured reliably
- It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Exhaust revenue. Revenue is recognized when or as performance obligations are satisfied

NOTE 4 - continued

by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

Cross-over voyages
For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.

The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Marine Exhaust revenue
Some of the Group's contracts with customers relate to the sale of marine exhaust equipment with installation services. Customers obtain control of the marine exhaust equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine exhaust equipment when the goods are delivered to and have been accepted by the customers.

NOTE 4 - continued

Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.

A warranty provision is recognized for expected repair costs related to warranty claims for sold marine exhaust equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS

Employee Information
Staff costs included in operating expenses relate to the 105 seafarers employed under Danish contracts (2022: 100, 2021:106).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2023	2022	2021
Total staff costs			
Staff costs included in operating expenses	8.6	7.7	9.7
Staff costs included in administrative expenses	69.3	42.0	42.4
Total	**77.9**	**49.7**	**52.1**
Staff costs comprise the following			
Wages and salaries	46.9	38.8	42.1
Share-based compensation	23.0	2.9	2.3
Pension costs	3.8	3.3	3.6
Other social security costs	1.4	1.5	1.3
Other staff costs	2.8	3.2	2.8
Total	**77.9**	**49.7**	**52.1**
Average number of permanent employees			
Seafarers	105	100	106
Land-based	468	386	341
Total	**573**	**486**	**447**

At the end of 2023 TORM has a pool of 3,271 (2022: 3,218, 2021: 3,420) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2023 was 1,625 (2022: 1,565, 2021: 1,449).

Total seafarers' costs in 2023 were USD 127.1m (2022: USD 124.9m, 2021: USD 121.2m), which is included in "Operating expenses" of which USD 118.5m (2022: USD 117.2m, 2021: USD 111.5m) pertains to cost for seafarers on board vessels on short term contracts and USD 8.6m (2022: USD 7.7m, 2021: USD 9.7m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

NOTE 5 - continued

USD '000	2023	2022	2021
Non-Executive Board and Committee remuneration, short term			
Christopher H. Boehringer	214	210	235
David N. Weinstein	219	207	234
Göran Trapp	164	155	176
Annette Malm Justad	164	155	176
Total	**761**	**727**	**821**

Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Total
Executive Management remuneration				
Jacob Meldgaard				
2021, TORM A/S[1]	1,161	44	1,161	**2,366**
2021, TORM plc[1]	82	—	—	**82**
2022, TORM A/S[1]	1,040	39	593	**1,672**
2022, TORM plc[1]	72	—	—	**72**
2023, TORM A/S[1]	1,119	40	1,277	**2,436**
2023, TORM plc[1]	77	—	—	**77**

[1] Paid by legal entity as noted.

Key management personnel consist of the Board of Directors and the Executive Director. Total compensation to key management personnel expensed during the year as detailed in this note amounts to USD 3.3m (2022: USD 2.5m, 2021: USD 3.3m) excluding share-based compensation.

NOTE 5 - continued

Senior Management Team
The aggregated compensation paid by the Group to the three (2022: three, 2021: three) other members of the Senior Management Team in 2023 (excluding CEO Jacob Meldgaard) was USD 1.6m (2022: USD 2.1m, 2021: USD 2.2m), which includes an aggregate of USD 0.1m (2022: USD 0.1m, 2021: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals, but excludes share-based compensation.

LTIP element of CEO Jacob Meldgaard's remuneration package 2023:

	Ordinary	Ordinary	Ordinary	Retention
Grant Date	18-Mar-21	23-Mar-22	29-Mar-23	29-Mar-23
RSU LTIP grant[1]	255,200	255,200	255,200	300,000
Exercise price per share	DKK 53.50	DKK 58.00	DKK 220.60	USD 0.01
RSU grant value assuming 100% vesting	USD 0.6m	USD 0.5m	USD 2.5m	USD 10.7m

[1] LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 7 dated 18 March 2021, announcement no. 9 dated 23 March 2022 and announcement no.9 dated 29 March 2023, therefore there is no minimum or maximum for 2021, 2022 and 2023.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For voluntary leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.

Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 115 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five years period. Subsequent awards vest in equal installments over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO's awards and interests in Restricted Share Units are set out on page 116.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.

As detailed in announcement no. 7 dated 18 March 2021, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2022. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

NOTE 5 – continued

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2023. The exercise price for each RSU is DKK 58.0, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2021 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 9 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2024. The exercise price for each RSU is DKK 220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium adjusted for the dividend payment related to TORM's fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of 300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 01 March 2026.

Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2023	2022	2021
Outstanding as of 01 January	2,424.0	2,372.9	2,187.5
Granted during the period	3,136.6	1,393.0	1,355.1
Exercised during the period	-1,137.6	-1,078.0	-409.4
Expired/forfeited during the period	-5.3	-263.9	-760.3
Outstanding as of 31 December	**4,417.7**	**2,424.0**	**2,372.9**
Exercisable as of 31 December	—	—	—

In 2021, the Board of Directors agreed to grant a total of 1,355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 53.5. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2021 was 1.5 years, and as of 31 December 2023 was 0.0 years.

In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2022 was 1.5 years, and as of 31 December 2023 was one year.

NOTE 5 – continued

In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model and amounts to USD 10.8m. The average remaining contractual life for the restricted shares as of 31 December 2023 is 1.5 years. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 01 March 2026. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to USD 40.4m.

Accounting Policies
Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses, and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments
The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2023	2022	2021
Audit fees			
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	0.9	0.5
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.3
Total audit fees	**1.3**	**1.0**	**0.8**
Non-audit fees			
Audit-related services	0.1	0.2	0.1
Tax services	—	—	0.1
Others	0.1	0.2	—
Total non-audit fees	0.2	0.4	0.2
Total	1.5	1.4	1.0

Under SEC regulations, the remuneration of the auditor of USD 1.5m (2022: USD 1.4m, 2021: USD 1.0m) is required to be presented as follows: Audit fees USD 1.4m (2022: USD 1.4m, 2021: USD 0.8m), audit-related fees USD 0.1m (2022: USD 0.0m, 2021: USD 0.1m), tax fees USD 0.0m (2022: USD 0.0m, 2021: USD 0.1m), and all other fees USD 0.0m (2022: USD 0.0m, 2021: USD 0.0m.).

TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – INTANGIBLE ASSETS

USDm	2023	2022	2021
GOODWILL			
Cost:			
Balance as of 01 January	13.2	11.4	11.4
Additions from business combinations	—	1.8	—
Balance as of 31 December	**13.2**	**13.2**	**11.4**
Impairment:			
Balance as of 01 January	11.4	11.4	11.4
Balance as of 31 December	**11.4**	**11.4**	**11.4**
Carrying amount	**1.8**	**1.8**	**—**

The opening balance in 2021 on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition in 2022 of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Exhaust cash-generating unit. Please refer to note 33 for further reference on acquisition and note 10 for further reference on impairment testing.

USDm	2023	2022	2021
OTHER INTANGIBLE ASSETS			
Cost:			
Balance as of 01 January	2.3	—	—
Exchange rate adjustments	—	0.2	—
Additions	0.6	0.6	—
Additions from business combinations	—	1.2	—
Transfer from other items	—	0.3	—
Balance as of 31 December	**2.9**	**2.3**	**—**
Amortization:			
Balance as of 01 January	0.4	—	—
Amortization for the year	0.6	0.3	—
Transfer from other items	—	0.1	—
Balance as of 31 December	**1.0**	**0.4**	**—**
Carrying amount	**1.9**	**1.9**	**—**

NOTE 7 - continued

Accounting Policies
Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities and is recognized as an asset under intangible assets. For each business combination, TORM elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed annually. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Other Intangible Assets
Other intangible assets consist of software as well as scrubber test facility development costs and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:

- Software: 3 years
- Scrubber test facility: 2 years
- Customer list: 7 years

NOTE 8 – TANGIBLE FIXED ASSETS

USDm	2023	2022	2021
LAND AND BUILDINGS			
Cost:			
Balance as of 01 January	12.0	10.9	11.7
Exchange rate adjustment	-0.2	-0.3	-0.1
Additions	4.4	0.3	0.1
Additions from business combinations	—	1.1	—
Disposals	-1.6	—	-0.8
Balance as of 31 December	**14.6**	**12.0**	**10.9**
Depreciation:			
Balance as of 01 January	8.2	6.1	4.6
Exchange rate adjustment	—	-0.2	—
Disposals	-1.6	—	-0.8
Depreciation for the year	2.5	2.3	2.3
Balance as of 31 December	**9.1**	**8.2**	**6.1**
Carrying amount as of 31 December	**5.5**	**3.8**	**4.8**

NOTE 8 - continued

USDm	2023	2022	2021
VESSELS AND CAPITALIZED DRY-DOCKING			
Cost:			
Balance as of 01 January	2,421.2	2,443.3	2,160.1
Additions	476.0	77.2	290.3
Disposals	-31.9	-14.2	-40.9
Transferred from prepayments	40.6	55.1	78.6
Transferred to assets held for sale	-283.8	-140.2	-44.8
Balance as of 31 December	**2,622.0**	**2,421.2**	**2,443.3**
Depreciation:			
Balance as of 01 January	543.8	475.0	406.2
Disposals	-31.9	-14.2	-40.9
Depreciation for the year	143.7	133.7	126.2
Transferred to assets held for sale	-119.3	-50.7	-16.5
Balance as of 31 December	**536.3**	**543.8**	**475.0**
Impairment:			
Balance as of 01 January	21.5	30.5	31.4
Impairment losses on tangible fixed assets[1]	—	2.7	4.6
Transferred to assets held for sale	-5.9	-11.7	-5.5
Balance as of 31 December	**15.5**	**21.5**	**30.5**
Carrying amount as of 31 December	**2,070.2**	**1,855.9**	**1,937.8**

[1] For additional information regarding impairment considerations, please refer to Note 10

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 75.1m (2022: USD 50.1m, 2021: USD 65.9m).

Included in the carrying amount for "Vessels and capitalized dry-docking" are vessels on time charter leases (as lessor) in the amount of USD 169.8m (2022: 13.7m, 2021: 398.8m). Please refer to Note 22 for expected redelivery of the vessels.

NOTE 8 - continued

USDm	2023	2022	2021
PREPAYMENTS ON VESSELS			
Cost:			
Balance as of 01 January	—	12.0	12.0
Additions	126.6	43.1	78.6
Transferred to vessels	-40.6	-55.1	-78.6
Balance as of 31 December	**86.0**	**—**	**12.0**
Carrying amount as of 31 December	**86.0**	**—**	**12.0**

During the year, borrowing costs of USD 0.0m (2022: 0.0m, 2021: 0.6m) have been capitalized. The capitalization rate in 2021 was 3.7%.

USDm	2023	2022	2021
OTHER PLANT AND OPERATING EQUIPMENT			
Cost:			
Balance as of 01 January	10.5	9.3	7.6
Exchange rate adjustment	—	-0.2	-0.1
Additions	1.3	0.8	1.9
Additions from business combinations	—	1.6	—
Disposals	-0.6	-0.7	-0.1
Transfers	—	-0.3	—
Balance as of 31 December	**11.2**	**10.5**	**9.3**
Depreciation:			
Balance as of 01 January	4.9	3.0	0.8
Exchange rate adjustment	—	-0.2	-0.1
Disposals	-0.6	-0.6	-0.1
Depreciation for the year	2.5	2.8	2.4
Transfers	—	-0.1	—
Balance as of 31 December	**6.8**	**4.9**	**3.0**
Carrying amount as of 31 December	**4.4**	**5.6**	**6.3**

NOTE 8 - continued

For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 10 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 2.5m relates to "Administrative expense" (2022: USD 2.8m, 2021: USD 2.4m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

Accounting Policies

Vessels

Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under "Leases". Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as TORM's short and long-term climate targets, the revised IMO's Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life. Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM is gradually phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a 3-year average to limit volatility. Currently the weight on green recycling prices are 70% compared to 30% on conventional recycling prices. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs, and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

NOTE 8 - continued

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

Prepayments on vessels

Prepayments consist of prepayments related to the purchase of second-hand vessels not yet delivered and to newbuilding contracts for vessels not yet delivered which also include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line "Vessels and capitalized dry-docking".

Land and buildings and other plant and operating equipment

Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset's carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

- Land and buildings
  - Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
  - Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life

- Other plant and operating equipment
  - Company cars: Over the lease term, typically 3 years
  - IT equipment: 3–5 years
  - Software: 3–5 years
  - Other equipment 3–15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Assets held for sale

Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only

NOTE 8 - continued

when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. The Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels". Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item "Impairment losses on tangible and intangible assets".

NOTE 9 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. Except for short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 8.

As of 31 December 2023, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2023	12.0	1.3
Exchange rate adjustments	-0.2	0.1
Additions	4.4	0.1
Disposals	-1.6	—
Balance as of 31 December 2023	**14.6**	**1.5**
Depreciation:		
Balance as of 01 January 2023	8.2	0.4
Exchange rate adjustment	—	-0.1
Disposals	-1.6	—
Depreciation for the year	2.5	0.4
Balance as of 31 December 2023	**9.1**	**0.7**
Carrying amount as of 31 December 2023	**5.5**	**0.8**

NOTE 9 - continued

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2022	10.9	0.7
Exchange rate adjustments	-0.3	—
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	—	-0.4
Balance as of 31 December 2022	**12.0**	**1.3**
Depreciation:		
Balance as of 01 January 2022	6.1	0.5
Exchange rate adjustments	-0.2	—
Disposals	—	-0.3
Depreciation for the year	2.3	0.2
Balance as of 31 December 2022	**8.2**	**0.4**
Carrying amount as of 31 December 2022	**3.8**	**0.9**

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2021	11.7	0.6
Exchange rate adjustments	-0.1	—
Additions	0.1	0.2
Disposals	-0.8	-0.1
Balance as of 31 December 2021	**10.9**	**0.7**
Depreciation:		
Balance as of 01 January 2021	4.6	0.4
Disposals	-0.8	-0.1
Depreciation for the year	2.3	0.2
Balance as of 31 December 2021	**6.1**	**0.5**
Carrying amount as of 31 December 2021	**4.8**	**0.2**

NOTE 9 - continued

The table below describes the nature of the Group's leasing activities by type of right-of-use assets recognized on the balance sheet as of 31 December 2023:

	Land and buildings	Other plant and operating equipment
No. of right-of-use assets leased	15	17
Range of remaining term	0 - 5 years	0 - 3 years
Average remaining lease term	2.8 years	1.3 years
No. of leases with extension options	13	8
No. of leases with options to purchase	0	1
No. of leases with termination options	12	12

Lease liabilities regarding right-of-use assets are included on the balance sheet under "Borrowings".

USDm	2023	2022	2021
Maturity analysis - contractual undiscounted cash flow			
Less than one year	2.9	2.7	2.8
One to five years	4.7	2.6	3.0
More than five years	—	—	0.1
Total undiscounted lease liabilities as of 31 December	**7.6**	**5.3**	**5.9**
Lease liabilities included under "Borrowings" as of 31 December	**6.6**	**5.0**	**5.6**
Non-current	4.1	2.5	3.7
Current	2.5	2.5	1.9

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

NOTE 9 – continued

Lease payments not recognized as a liability
TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases
The total cash outflow for leases amounts to USD 3.2m (2022: USD 2.7m, 2021: USD 2.8m).

Accounting policies
TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under "Borrowings" and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short-term in nature and usually less than one year. Chartered-out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in "Borrowings". No gain or loss is recorded, and the asset remains recognized on the balance sheet under Vessels and capitalized dry-docking.

NOTE 10 – IMPAIRMENT TESTING

The Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Exhaust cash-generating unit, following the acquisition of Marine Exhaust in 2022 and the disposal of the two remaining Handysize vessel in 2022.

As of 31 December 2023, the Management tested the carrying amount of the Main Fleet and the Marine Exhaust investment for impairment as further set out below.

Tanker Segment
As of 31 December 2023 and 31 December 2022, the assessment of the recoverable amount of the Main Fleet was based on the fair value less cost of disposal. As of 31 December 2021, the assessment of the recoverable amount was based on the value in use for the Main Fleet and Handysize CGUs. The results of impairment testing were summarized as follows:

	Recoverable amount			Excess values (recoverable amount less carrying amount) [3]		
	2023	2022	2021	2023	2022	2021
CGU	USDm	USDm	USDm	USDm	USDm	USDm
Main Fleet [2]	3,495.0	2,647.0	2,276.0	952.1	784.0	269.0
Handysize [1] [2]	—	—	26.0	—	—	—
Total	3,495.0	2,647.0	2,302.0	952.1	784.0	269.0

[1] Comprising two product tankers with a cargo carrying capacity of 35,000-37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.

[2] No impairment losses and reversals was incurred in 2023, 2022 and 2021.

[3] Included in the excess value is the outstanding installments for purchased not delivered vessels.

31 December 2023
As of 31 December 2023, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

The recoverable amount of the Main Fleet as of 31 December 2023 amounts to USD 3,495m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

NOTE 10 - continued

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal, assuming these effects are included in the shipbrokers' valuations. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2023. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review,the Management concluded that as of 31 December 2023 assets within the Main Fleet were not impaired as the fair value less costs of disposal exceeded the carrying amount by USD 952m.

No Impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8.

31 December 2022
As of 31 December 2022, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

The recoverable amount of the Main Fleet as of 31 December 2022 amounts to USD 2,647m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2022. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, the Management concluded that as of 31 December 2022 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 784m.

Impairments recognized during 2022 of USD 2.7m (2021: USD 4.6m) as set out in Note 8 of the 2022 Annual Report relate to the disposal of individual vessels during the year. The recoverable amount of the vessels was based on fair value less costs of disposal, which amounted to USD 31.8m. The fair value was based on sales price less transaction costs (fair value hierarchy Level 2).

NOTE 10 - continued

31 December 2021
The assessment of the recoverable amount was based on the value in use for the Main Fleet. The impairment test was sensitive to reasonably possible changes in key assumptions.

Key assumptions used in the determination of value in use
The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022 - 2024 was based on TORM's business plans. Beyond 2024, the freight rates were based on TORM's 10-year historical average rates, adjusted for expected inflation of 2% in line with U.S. Federal Reserve and ECB target over the medium term. TORM believed that the approach used for long-term rates appropriately reflected the cyclical nature of the shipping industry and was the most reliable estimate for periods beyond those included in its three-year business plan.

TORM's business plans for 2022 - 2024 and beyond also included the anticipated benefit arising from the installation of scrubbers on certain of the Group's vessels (the "scrubber premium"). This is based on current market differentials between the cost of heavy and low-sulphur fuel oil.

As part of determining fair value, the impact of climate changes and the climate agenda on the global oil demand, emission regulations, and operating expenses, etc. was considered with focus on the short to medium term implications and our commitment to reduce CO_2 emissions by 40% by 2025 and 45% by 2030. However, no adverse impact of climate changes was anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021. WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation were as follows:

- LR2: USD/day 19,111
- LR1: USD/day 17,856
- MR: USD/day 16,044
- Handysize: USD/day 13,208

Operating expenses and administrative expenses were estimated based on TORM's business plans for the period 2022 - 2024. Beyond 2024, operating expenses were adjusted for 2% inflation, and administrative expenses were adjusted for 2% inflation in line with U.S. Federal Reserve and ECB target over the medium term.

NOTE 10 - continued

The product tankers were expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the Tanker Fleet, the average remaining life would be approximately 14 years. The estimated residual value of the vessels was based on TORM's green recycling policy.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two Handysize vessels, respectively.
- An increase/decrease in WACC of 1% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two Handysize vessels, respectively.
- An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two Handysize vessels, respectively.

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current setup.

The fair value based on broker values for vessels in the Main Fleet including the order book and leased vessels was USD 1,892m, which is USD 72m below the carrying amount. The fair value based on broker values for the Handysize vessels was 21m, which is USD 3m below the carrying amount.

Marine Exhaust Segment
Marine Exhaust Technology A/S was acquired in 2022 which was also the first year the impairment testing was performed.

31 December 2023
As of 31 December 2023, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 9.8m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2023.

Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2024-2028. The future cash flows are based on the budget for 2024, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2024 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2024 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.1m in 2024 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2028 are based on a continuation of before mentioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 8.8% as of 31 December 2023. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

• An increase/decrease in the total sales of 10.0% from 2024 and onwards would result in an increase/decrease in the value in use of USD 12.1m.

31 December 2022
As of 31 December 2022, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 3.2m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2022.

Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of before mentioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of 31 December 2022. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

• An increase/decrease in the total sales of 10.0% from 2023 and onwards would result in an increase/decrease in the value in use of USD 3.8m.

Accounting Policies
Impairment of assets
Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets' market value, increase in market rates of return, or in the cash flows expected to be generated by the fleet. At least annually, or if impairment indicator(s) exists, an impairment test on a CGU level will be performed. A CGU is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a CGU, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets, time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 11 – LOAN RECEIVABLES

USDm	2023	2022	2021
Loan receivables			
Cost:			
Balance as of 01 January	4.7	4.7	4.7
Balance as of 31 December	**4.7**	**4.7**	**4.7**
Expected credit loss:			
Balance as of 01 January	0.1	0.1	0.1
Additions during the year	0.1	—	—
Balance as of 31 December	**0.2**	**0.1**	**0.1**
Carrying amount as of 31 December	**4.5**	**4.6**	**4.6**

The loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

Accounting Policies
Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 12 – FINANCIAL ITEMS

USDm	2023	2022	2021
Financial income			
Interest income from cash and cash equivalents, including restricted cash [1]	14.2	4.0	0.2
Other financial income	0.1	—	—
Total	**14.3**	**4.0**	**0.2**
Financial expenses			
Interest expenses on borrowings [1]	55.6	48.5	40.0
Financial expenses arising from lease liabilities regarding right-of-use assets	0.5	0.2	0.3
Exchange rate adjustments, including loss from forward exchange rate contracts	0.4	0.5	0.5
Commitment fee	1.3	0.6	1.1
Amortization of interest rate swaps	2.2	2.4	1.4
Ineffectiveness on interest rate swaps	-2.4	-3.6	-1.2
Other financial expenses	3.3	0.2	0.3
Total	**60.9**	**48.8**	**42.4**
Total financial items	**-46.6**	**-44.8**	**-42.2**

[1] Interest for financial assets and liabilities not at fair value through profit and loss.

Accounting Policies
Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received, and other financial income. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 13 – TRADE RECEIVABLES

USDm	2023	2022	2021
Analysis as of 31 December of trade receivables:			
Gross trade receivables:			
Not due	97.4	122.3	43.4
Due < 30 days	42.6	52.1	17.9
Due between 30 and 180 days	62.4	76.8	23.2
Due > 180 days	15.3	14.2	2.6
Total gross	**217.7**	**265.4**	**87.1**
Allowance for expected credit loss	6.7	5.9	3.1
Total net	**211.0**	**259.5**	**84.0**

The Management makes allowance for expected credit loss based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2023	2022	2021
Allowance for expected credit loss			
Balance as of 01 January	5.9	3.1	5.8
Provisions for the year	4.0	3.4	0.7
Provisions reversed during the year	-3.2	-0.6	-3.4
Balance as of 31 December	**6.7**	**5.9**	**3.1**

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers, commissions, and other costs of goods sold".

Allowance for expected credit loss of trade receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.

All allowance for expected credit loss relates to receivables due > 180 days.

Accounting Policies
Receivables
Outstanding trade receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as "Trade receivables" or "Other receivables" and presented as current assets.

NOTE 13 - continues

Receivables are, at initial recognition, measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses
Expected credit losses are, at initial recognition, determined using an ageing factor as well as a specific customer knowledge such as customers' ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor's ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 14 – OTHER RECEIVABLES

USDm	2023	2022	2021
Derivative financial instruments	37.6	55.3	8.3
Escrow accounts	14.9	14.9	27.4
Other	8.0	3.8	4.3
Balance as of 31 December	**60.5**	**74.0**	**40.0**

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.

NOTE 15 – PREPAYMENTS

USDm	2023	2022	2021
Prepaid insurance payments	—	—	0.8
Prepaid operating expenses	1.2	—	—
Prepaid bareboat hire	0.8	3.0	0.4
Prepaid customer contract assets	2.5	3.0	2.0
Other prepayments	10.7	4.4	2.4
Balance as of 31 December	**15.2**	**10.4**	**5.6**

NOTE 16 – TAX

USDm	2023	2022	2021
Tax on profit for the year			
Current tax for the year	0.6	0.5	0.6
Adjustments related to previous years	—	-0.1	-0.1
Adjustment of deferred tax	2.2	-7.3	-0.1
Income tax charge for the year	**2.8**	**-6.9**	**0.4**
Tonnage tax charge for the year	**1.2**	**1.0**	**0.9**
Total	**4.0**	**-5.9**	**1.3**

Adjustment of deferred tax of USD 2.2 m for the year ended 31 December 2023 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses.

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024. The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:
• The net tonnage of the vessels used to generate the income from shipping activities
• A rate applicable to the specific net tonnage of the vessels based on a sliding scale

Corporate income tax is primarily levied on the Group's non-vessel-related activities. The effective tax rate of the Group is 1.0% (2022: -1.0%, 2021 3.3%). Net deferred tax liability in relation to entities outside the tonnage tax regime amounts to USD 3.2m.

NOTE 16 – continued

USDm	2023	2022	2021
Deferred tax assets			
Deferred tax assets related to CIR	0.5	3.4	—
Deferred tax assets related to trading losses	5.1	4.7	0.7
Deferred tax assets before offset	**5.6**	**8.0**	**0.7**
Offset against deferred tax liabilities from CIR	-0.5	-3.4	—
Offset against deferred tax liabilities from trading losses	-4.7	-4.0	—
Deferred tax assets, net as of 31 December	**0.4**	**0.6**	**0.7**
Deferred tax liabilities			
Deferred tax liabilities arising from changes in equity	8.5	13.2	—
Other temporary differences	0.3	0.3	—
Deferred tax liabilities before offset	**8.8**	**13.5**	**—**
Offset from tax assets	-5.2	-7.4	—
Deferred tax liabilities in the balance sheet	**3.6**	**6.1**	**—**

Deferred tax assets and liabilities are offset and reported net where appropriate within territories.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements and all deferred tax movements arise from the origination and reversal of temporary differences.

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.

As per 31 December 2023, there are unused tax credits of USD 2.2m (2022: USD 2.2m, 2021 13.5m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 8.5m (2022: USD 13.2m, 2021: USD 0.0m) and intangible assets of USD 0.0m (2022: USD 0.3m, 2021: 0.0m).

NOTE 16 – continued

USDm	2023	2022	2021
Non-current tax liability related to held-over gains			
Balance as of 31 December	-45.2	-45.2	-45.2

The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. The Management considers this to be a remote scenario.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

Accounting Policies

Pillar Two Tax Effects
On 20 June 2023, the government of UK, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from 01 January 2024. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consist of shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

The Group has also prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding on fiscal year 2023, based on which it expects to be eligible for the Transitional CbCR Safe Harbour in the majority of jurisdictions in which the Group is present during fiscal year 2024. The top-up tax would not have had a material impact to the Group if it had been applicable in 2023. At 31 December 2023, there are no indications that the top-up tax will have material impact to the Group in 2024.

NOTE 16 – continued

Tax
Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group's vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels which are subject to tonnage tax.

Income tax balances
The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares		2023	2022	2021
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	86,225,684	82,311,299	81,233,269
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		**86,225,686**	**82,311,301**	**81,233,271**

During the year, the share capital was increased by 3,914,385 A-shares with a nominal value of USD 39,143.85. The total amount including share premium amounted to USD 92.7m. USD 86.5m was a non-cash increase in conjunction with the acquisition of the five vessels, and USD 6.2m was contributed in cash in connection with exercises of Restricted Share Units.

During 2022, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 8.0m.

During 2021, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 63,733.40. The total amount including share premium amount to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercises of Restricted Share Units.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM.

The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

NOTE 17 – continued

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) 5 business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

Treasury shares	2023	2022	2021
Number of shares ('000)			
Balance as of 01 January	493.4	493.4	493.4
Balance as of 31 December	**493.4**	**493.4**	**493.4**

	2023	2022	2021
Nominal value USD '000			
Balance as of 01 January	4.9	4.9	4.9
Balance as of 31 December	**4.9**	**4.9**	**4.9**

	2023	2022	2021
Percentage of share capital			
Balance as of 01 January	0.6%	0.6%	0.7%
Dilution due to capital increases	—%	—%	-0.1%
Balance as of 31 December	**0.6%**	**0.6%**	**0.6%**

As of 31 December 2023, the Company's holding of treasury shares represented 493,371 shares (2022: 493,371 shares, 2021: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2022: USD 0.0m, 2021: USD 0.0m) and a market value of USD 14.9m (2022: USD 14.0m, 2021: USD 3.9m).

Restricted Share Units
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

NOTE 18 – OTHER LIABILITIES

USDm	2023	2022	2021
Accrued operating expenses	20.2	12.0	11.8
Accrued interest	2.1	3.6	2.3
Wages and social expenses	21.8	15.0	15.1
Derivative financial instruments	2.8	1.9	11.3
Other	1.3	1.6	3.2
Balance as of 31 December	**48.2**	**34.1**	**43.7**
Hereof non-current	3.0	3.0	—
Hereof current	45.2	31.1	43.7

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.

Accounting Policies
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

USDm	Fixed/ floating	2023 Maturity	Effective interest[1]	Carrying value[2]	2022 Maturity	Effective interest[1]	Carrying value[2]	2021 Maturity	Effective interest[1]	Carrying value[2]
Borrowings										
Syndicate Facility	Floating	2028	6.6 %	224.0	2026	7.6 %	143.8	2026	3.8 %	279.4
DSF Facility	Floating	2029	5.9 %	140.1	2027	6.7 %	201.8	2027	3.6 %	221.9
DSF Facility 2	Floating	2029	5.8 %	52.5	—	—	—	—	—	—
HCOB Facility	Floating	2029	7.8 %	31.2	2025	9.9 %	42.4	2025	5.1 %	85.3
ING	Floating	2029	5.9 %	57.9	—	—	—	—	—	—
KFW Facility	Floating	2032	6.4 %	34.8	2032	7.1 %	37.9	2032	4.1 %	40.9
BoComm 2 (USD)[3]	Floating	2032	7.0 %	66.7	2031	7.4 %	71.3	2031	4.9 %	37.8
BoComm 3 (USD)[3]	Floating	2029	7.3 %	82.2	2029	7.8 %	90.9	2029	4.9 %	99.5
CDBL[3]	Fixed	2032	5.7 %	149.0	2029	5.8 %	160.8	2029	5.8 %	150.8
Springliner (USD)[3]	Fixed	2026	4.8 %	27.9	2026	4.8 %	30.7	2026	4.8 %	33.4
CMBFL[3]	Fixed	2033	5.7 %	195.8	2033	4.9 %	37.3	—	—	—
Other credit facilities	Floating	2026	4.7 %	4.8	2026	3.1 %	4.9	—	—	—
CEXIM (USD)	Floating	—	—	—	2030	7.0 %	41.1	2030	4.0 %	44.9
HCOB Facility 2	Floating	—	—	—	2026	8.3 %	21.1	2026	4.5 %	25.4
BoComm 1 (USD)[3]	Floating	—	—	—	2025	8.7 %	49.4	2025	4.9 %	59.2
Eifuku (USD)[3]	Floating	—	—	—	2026	7.9 %	20.9	2026	4.3 %	22.4
Showa (USD)[3]	Floating	—	—	—	2024	8.6 %	18.7	2024	4.1 %	20.9
Sale and leaseback transaction prepayment	N/A	—	—	—	—	—	—	2022	—	21.0
Weighted average effective interest rate[4]			**6.2 %**			**7.1 %**			**4.4 %**	
Total borrowings				1,066.9			973.0			1,142.8
Borrowing costs included (amortised costs)				-13.9			-11.1			-13.0
Right-of-use lease liabilities				6.6			5.0			5.6
Total				**1,059.6**			**966.9**			**1,135.4**
Hereof non-current				886.9			849.8			926.5
Hereof current				172.7			117.1			209.0

[1] Effective interest rate includes deferred and amortized bank fees.

[2] Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 402.8m (compared to a total carrying value as of 31 December 2023 of USD 372.7m).

[3] Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).

[4] Please refer to Note 23 for average interest rate including hedges.

In addition to the facilities above, TORM had undrawn credit facilities of USD 342.5m as of 31 December 2023.

Please refer to Note 2 for further information on the Company's liquidity and capital resources as well as to Note 2 Subsequent events for commitment obtained for refinancing existing facilities and Notes 23 and 24 for further information on interest rate swaps and financial risks.

NOTE 19 - continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

USDm	Opening balance as of 01 January 2023	Cash movements: Borrowings	Cash movements: Repayments	Non-cash movements: Business combin-ations	Non-cash movements: Other changes	End balance as of 31 December 2023
Borrowings	966.9	676.4	-585.4	—	1.7	**1,059.6**
Total	**966.9**	**676.4**	**-585.4**	**—**	**1.7**	**1,059.6**

USDm	Opening balance as of 01 January 2022	Cash movements: Borrowings	Cash movements: Repayments	Non-cash movements: Business combin-ations	Non-cash movements: Other changes	End balance as of 31 December 2022
Borrowings	1,135.4	96.3	-275.2	7.9	2.5	**966.9**
Total	**1,135.4**	**96.3**	**-275.2**	**7.9**	**2.5**	**966.9**

USDm	Opening balance as of 01 January 2021	Cash movements: Borrowings	Cash movements: Repayments	Non-cash movements: Business combin-ations	Non-cash movements: Other changes	End balance as of 31 December 2021
Borrowings	842.4	548.8	-253.4	—	-2.4	**1,135.4**
Total	**842.4**	**548.8**	**-253.4**	**—**	**-2.4**	**1,135.4**

Accounting Policies

Borrowings consist of mortgage debt, bank loans, and lease liabilities.

Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels which have been provided as security for borrowings amounts to USD 2,070m as of 31 December 2023 (2022: USD 1,856m, 2021: USD 1,928m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.

USD 0.7m (2022: USD 0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.

USD 0.4m (2022: USD 0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.

10,500 shares (2022: 10,500 shares) in ME Production A/S with a book value of 2.1m (2022: USD 2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.

USD 6.6m (2022: USD 6.4m) in floating charge in ME Production A/S with a book value of 10.5m (2022: USD 10.2m) have been provided as security for loans to banks.

Please refer to Note 1 for further information.

NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2022: USD 0.1m, 2021: USD 0.1m) and relate to guarantee commitments to Danish Shipping.

The Group is involved in certain other legal proceedings and disputes (refer to Note 30). It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL RIGHTS AND OBLIGATIONS

The following table summarizes the Group's contractual obligations as of 31 December 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings [1]	174.9	148.0	148.4	112.0	120.0	370.2	**1,073.5**
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	**162.6**
Estimated variable interest payments [2]	6.3	5.3	6.1	6.2	7.5	8.9	**40.3**
Newbuilding installments [3]	—	—	—	—	—	—	**—**
Secondhand vessel commitments	190.4	—	—	—	—	—	**190.4**
Committed scrubber installations [4]	23.6	—	2.0	8.1	2.0	—	**35.7**
Trade payables and other obligations	85.0	—	—	—	—	2.7	**87.7**
Total	**521.2**	**185.8**	**183.2**	**150.8**	**149.1**	**400.1**	**1,590.2**

The following table summarizes the Group's contractual obligations as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings [1]	119.8	130.0	127.2	185.9	161.7	253.4	**978.0**
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	**144.3**
Estimated variable interest payments [2]	3.3	1.6	2.5	2.2	5.5	11.1	**26.2**
Newbuilding installments [3]	—	—	—	—	—	—	**—**
Committed scrubber installations [4]	17.3	1.1	—	—	—	—	**18.4**
Trade payables and other obligations	81.6	—	—	—	—	2.5	**84.1**
Total	**256.8**	**163.3**	**154.4**	**206.1**	**181.3**	**289.1**	**1,251.0**

The following table summarizes the Group's contractual obligations as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings [1]	211.7	129.9	139.3	134.2	181.4	351.9	**1,148.4**
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	**193.5**
Estimated variable interest payments [2]	-0.3	-0.8	-0.7	-0.1	0.2	2.8	**1.1**
Newbuilding installments [3]	39.9	—	—	—	—	—	**39.9**
Committed scrubber installations [4]	8.1	0.5	—	—	—	—	**8.6**
Trade payables and other obligations	62.5	—	—	—	—	—	**62.5**
Total	**365.3**	**168.2**	**171.6**	**159.5**	**199.4**	**390.0**	**1,454.0**

[1] The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 13.9m (2022: USD 11.1m. 2021: USD 13.0m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 9.0m (2022: USD 0.7m, 2021: USD 5.8m).

[2] Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.

[3] As of 31 December 2023, TORM had zero contracted newbuildings (2022: Zero, 2021: One). Commitments regarding newbuilding installments are in excess of the prepayments included in Note 8.

[4] Commitments for pollution reduction installations

NOTE 22 - continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.

The following table summarizes the Group's contractual rights as of 31 December 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	37.8	24.1	—	—	—	—	**61.9**
Total	**37.8**	**24.1**	**—**	**—**	**—**	**—**	**61.9**

The following table summarizes the Group's contractual rights as of 31 December 2022

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	2.1	—	—	—	—	—	**2.1**
Total	**2.1**	**—**	**—**	**—**	**—**	**—**	**2.1**

The following table summarizes the Group's contractual rights as of 31 December 2021

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	21.6	—	—	—	—	—	**21.6**
Total	**21.6**	**—**	**—**	**—**	**—**	**—**	**21.6**

[5] Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to 43.8m (2022: 64.7m, 2021: 90.7m).
The average period until redelivery of the vessels for the period ended 31 December 2023 was 1.6 years (2022: 0.4 years, 2021: 0.3 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 25 for further information on fair value hierarchies.

USDm	2023	2022	2021
Fair value of derivatives:			
Derivative financial instruments regarding freight and bunkers:			
Forward freight agreements — fair value through profit and loss	1.7	—	0.4
Bunker swaps — fair value through profit and loss	-0.2	—	0.2
Bunker swaps — hedge accounting	-0.5	—	0.1
Derivative financial instruments regarding interest and currency exchange rate:			
Forward exchange contracts — hedge accounting	0.5	0.4	-1.6
Interest rate swaps — hedge accounting	35.3	53.7	-2.2
Fair value of derivatives as of 31 December	**36.8**	**54.1**	**-3.1**

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2023		
Offsetting financial assets and financial liabilities:		
Gross amount	37.7	-0.9
Offsetting amount	-0.1	0.1
Net amount presented in the statement of financial position	**37.6**	**-0.8**

USDm	Financial assets	Financial liabilities
2022		
Offsetting financial assets and financial liabilities:		
Gross amount	54.5	-0.4
Net amount presented in the statement of financial position	**54.5**	**-0.4**

NOTE 23 – continued

USDm	Financial assets	Financial liabilities
2021		
Offsetting financial assets and financial liabilities:		
Gross amount	7.7	-10.8
Net amount presented in the statement of financial position	**7.7**	**-10.8**

Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical.

Hedging of risks with derivative financial instruments is made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the equity hedging reserve into the income statement.

At year-end 2023, 2022, and 2021, TORM held the following derivative financial instruments designated as hedge accounting:

2023	Notional value	Unit	Expected maturity		
			2024	2025	After 2025
Forward exchange contracts (USD/DKK) [1]	325.5	DKKm	325.5	—	
Interest rate swaps [2]	923.0	USDm	103.3	172.0	647.7
Bunker swaps [3]	9,600.0	MT	9,600.0	—	—

[1] The average hedge of USD/DKK currency was 6.8

[2] The average interest rate was 1.45% p.a. plus margin.

[3] The average price of the hedging instruments was USD 539.2

NOTE 23 – continued

Hedge accounting

2022	Notional value	Unit	Expected maturity		
			2023	2024	After 2024
Forward exchange contracts (USD/DKK) [1]	280.3	DKKm	280.3	—	—
Interest rate swaps [2]	687.2	USDm	136.9	51.6	498.7

[1] The average hedge of USD/DKK currency was 6.9

[2] The average interest rate was 1.37 p.a. plus margin.

Hedge accounting

2021	Notional value	Unit	Expected maturity		
			2022	2023	After 2023
Forward exchange contracts (USD/DKK) [1]	274.0	DKKm	274.0	—	—
Interest rate swaps [2]	768.7	USDm	130.9	136.9	500.9
Bunker swaps [3]	9,920.0	MT	9,920.0	—	—

[1] The average hedge of USD/DKK currency was 6.3

[2] The average interest rate was 1.38 p.a. plus margin.

[3] The average price of the hedging instruments was USD 642.4

Interest rate swaps with a fair value of USD 35.3m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR") compounded in arrears settings are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2024-2032 with a notional value of USD 923.0m (2022: USD 687.2m, 2021: USD 768.7m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 27.9m (2022: USD 1.4m, 2021: USD 3.7m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.

NOTE 23 – continued

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Notes 24 and 25.

Forward freight agreements (FFAs) of USD 23.0m (net gain) have been recognized in the income statement in 2023 (2022: USD -33.3m, 2021: USD 0.4m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 1.0m (net gain) have been recognized in the income statement in 2023 (2022: USD 13.8m, 2021: USD 12.0m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD 0.5m (net gain) are designated as hedge accounting relationships to hedge a part of TORM payments in 2024 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 325.5m (2022: DKK 280.3m, 2021: DKK 274.0m).

NOTE 23 – continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2023, 2022 and 2021.

	Income statement				Other comprehensive income		Equity
USDm	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini-strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of 31 December
2023							
Forward freight agreements	23.0	—	—	—	—	—	—
Bunker swaps	1.0	—	—	—	0.3	-0.8	-0.5
Forward exchange contracts	—	—	—	-0.1	0.1	0.1	0.5
Interest rate swaps	—	24.7	—	—	-22.3	3.7	34.1
Total	**24.0**	**24.7**	**—**	**-0.1**	**-21.9**	**3.0**	**34.1**
2022							
Forward freight agreements	-33.3	—	—	—	—	—	—
Bunker swaps	13.8	—	—	—	-3.3	3.3	—
Forward exchange contracts	—	—	-2.4	-2.3	4.6	-2.7	0.4
Interest rate swaps	—	3.2	—	—	0.4	54.3	52.6
Total	**-19.5**	**3.2**	**-2.4**	**-2.3**	**1.7**	**54.9**	**53.0**
2021							
Forward freight agreements	0.4	—	—	—	—	—	—
Bunker swaps	12.0	—	—	—	-2.8	2.1	0.1
Forward exchange contracts	—	—	0.1	0.1	-0.2	-3.4	-1.6
Interest rate swaps	—	-10.8	—	—	11.7	9.8	-2.1
Total	**12.4**	**-10.8**	**0.1**	**0.1**	**8.7**	**8.5**	**-3.6**

The hedging reserves as of 31 December relates to derivatives used for cash flow hedge for open hedge instruments, only. Certain interest rate swaps include portions of ineffectiveness. The ineffectiveness is recognized in "Financial expenses" in the income statement. Please refer to page 183 for a full overview of the fair value of hedge instruments.

Please refer to Note 21 for further information on commercial and financial risks.

NOTE 23 - continued

Accounting Policies
Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.

Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps with cap features and under "Port expenses, bunkers and commissions" for forward freight agreements and forward bunker contracts.

NOTE 24 – RISKS ASSOCIATED WITH TORM'S ACTIVITIES

TORM's overall risk tolerance and inherited exposure to risks is divided into five main categories:

- Emerging risks
- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks

The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.

Emerging Risks
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks.The Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.

Please refer to the Risk Management section under Climate-related risk analysis and TCFD on pages 87-89 for a detailed description of emerging risks.

Industry and Market Risks
Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which the Management cannot control, such as freight rates and vessel and bunker prices.

Freight rate fluctuations
TORM's income is primarily generated from voyages carried out using the Company's fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

It is TORM's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 10 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months . In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM's risk management policies.

NOTE 24 - continued

During 2023, 12.6% (2022: 12.8%, 2021: 31.5%) of the 29,152 earning days deriving from operating the Company's product tankers were hedged in this way. Physical time charter contracts accounted for 8.5% (2022: 46.1%, 2021: 35.7%) of overall hedging. In 2023, the Company sold FFAs with a notional contract value of USD 213.9375m (2022: USD58.3m, 2021: USD 44.2m) and bought FFAs with a notional contract value of USD 0m (2022: USD 92.3m, 2021: USD 110.3m). The total notional contract volume sold in 2023 was 5,400,000 metric tons (2022: 2,310,000 metric tons; 2021: 2,410,000 metric tons), and the total notional volume bought was 0 metric tons (2022: 2,592,000 metric tons, 2021: 5,962,000 metric tons). At the end of 2023, the coverage of available earning days for 2024 was 11.3% through time charters, current spot voyages and cargo contracts (2022: 3.7%, 2021: 9.9%).
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2024	2023	2022
Decrease in freight rates of USD/day 1,000:			
Changes in profit/loss before tax for the following year	-27.8	-26.5	-27.2
Changes in equity for the following year	-27.8	-26.5	-27.2

Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2023, the carrying value of the fleet was USD 2,070m (2022: USD 1,856.0m, 2021: USD 1,937.8m). Based on broker valuations, TORM's fleet had a market value of USD 3,080.9m as of 31 December 2023 (2022: USD 2,650.3m, 2021: USD 1,869.5m).

NOTE 24 - continued

Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 66.6% (2022: 61.3%, 2021: 56.4%) of the total voyage costs in 2023 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2023, 17.7% (2022: 15.2%, 2021: 42.1%) of TORM's total bunker purchase was hedged through bunker hedging contracts. At the end of 2023, TORM had covered 5% (2022: 0%, 2021: 4.1%) of its bunker requirements for 2024. The total bunker exposure is estimated to be approximately 415,436 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2024	2023	2022
Increase in the bunker prices of 10% per ton:			
Changes in profit/loss before tax for the following year	-25.9	-22.1	-22.6
Changes in equity for the following year	-25.9	-22.1	-22.6

Operational Risks
Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

Insurance Coverage

During the fleet's operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM's vessels are each insured for the maximum amount available in the P&I system. At the end of 2023, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 2.34bn (2022: USD 2.8bn, 2021: USD 2.1bn).

Counterparty Risk

Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment, or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instrument.

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to the Management's attention.

TORM's counterparty risks are primarily associated with:

- Receivables, cash and cash equivalents, including restricted cash
- Contracts of affreightment with a positive fair value
- Derivative financial instruments and commodity instruments with a positive fair value

NOTE 24 - continued

Receivables, cash, and cash equivalents, including restricted cash

The majority of TORM's customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM's freight revenues stem from a small group of customers. In 2023, one customer accounted for 8% of TORM's freight revenues (2022: one accounted for 12%, 2021: One accounted for 15%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, TORM's credit risk is limited as freight is usually paid prior to the cargo's discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

Because of the payment patterns mentioned above, TORM's receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM's average stands at 98.6% (2022: 98.6%, 2021: 97.0%), which is considered to be satisfactory given the differences in interpretation of events. In 2023, demurrage represented 16% (2022: 14.0%, 2021: 18.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative Financial Instruments and Commodity Instruments

In 2023, 100% (2022: 100%, 2021: 100%) of TORM's forward freight agreements (FFAs) were traded via clearing houses or over-the-counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.

Financial risks

Financial risks relate to TORM's financial position, financing, and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM's liquidity and capital resources are described in Note 2.

NOTE 24 - continued

Foreign Exchange Risk

TORM uses USD as its functional currency because most of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR, and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 60.2% (2022: 81.4%, 2021: 86.0%) for administrative expenses and approximately 21.6% (2022: 19.8%, 2021: 21.3%) for operating expenses. TORM's expected administrative and operating expenses in DKK and EUR for 2024 are approximately DKK 476.1m, whereof 68.3% (2022: 68.9%, 2021: 70.3%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2024, and TORM's average hedge USD/DKK currency rate is 6.77. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate

All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2024	2023	2022
Effect of a 10% increase of DKK and EUR:			
Changes in profit/loss before tax for the following year	-2.2	-1.8	-1.8
Changes in equity for the following year	-2.2	-1.8	-1.8

NOTE 24 - continued

Interest rate risk

TORM's interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 19 for additional information on borrowings. At the end of 2023, TORM had fixed 86.9% (2022: 94.6%, 2021: 84.9%) of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 923.0m. USD 550.3m of this amount is hedged at an interest rate of 1.45% plus margin with interest rate swaps with maturity in the period 2023-2028.

TORM's debt and interest hedging was based on USD London Interbank Offered Rate ("LIBOR") until 30 June 2023, when the USD LIBOR ceased to exist. As of that date SOFR is used as best practice for USD derivatives and financial contracts. During 2023 TORM implemented amendments on all legacy financing and hedging contracts. TORM implemented compound SOFR on the majority of the agreements. A total of USD 95.3m as per September 2023 of TORM's borrowing did not qualify the IBOR reform exemption of IFRS 9 and therefore applied modification accounting which resulted to immaterial effect.The rest applies the exemption, and no modification accounting was applied. TORM has performed a hedge effectiveness testing in relation to the transition to SOFR and concluded that hedging relationships remain effective. TORM identified one ineffective relationship due to basis risk component of a loan agreement. Financial impact is measured quarterly and currently deemed immaterial.

Sensitivity to Changes in Interest Rates

All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2024	2023	2022
Effect of a 1%-point increase in interest rates:			
Changes in profit/loss before tax for the following year	-2.7	-0.7	-2.1
Changes in equity for the following year	10.4	16.3	19.9

Liquidity risk

TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2023, TORM's loan portfolio was spread across 13 different banks.

As of 31 December 2023, TORM maintains a liquidity reserve of USD 295.6m in cash and cash equivalents, including restricted cash, combined with USD 342.5m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2023				
Financial assets				
Loan receivables[1]	—	—	4.5	**4.5**
Trade receivables[1]	—	—	211.0	**211.0**
Other receivables	37.6	37.6	22.9	**60.5**
Cash and cash equivalents, including restricted cash[1]	—	—	295.6	**295.6**
Total	**37.6**	**37.6**	**534.0**	**571.6**
Financial liabilities				
Borrowings[1][2]	—	—	1,059.6	**1,059.6**
Other non-current liabilities	—	—	3.0	**3.0**
Trade payables[1]	—	—	43.1	**43.1**
Other liabilities[1]	2.8	2.8	42.4	**45.2**
Total	**2.8**	**2.8**	**1,148.1**	**1,150.9**
2022				
Financial assets				
Loan receivables[1]	—	—	4.6	**4.6**
Trade receivables[1]	—	—	259.5	**259.5**
Other receivables	55.3	55.3	18.7	**74.0**
Cash and cash equivalents, including restricted cash[1]	—	—	323.8	**323.8**
Total	**55.3**	**55.3**	**606.6**	**661.9**
Financial liabilities				
Borrowings[1][2]	—	—	966.9	**966.9**
Other non-current liabilities	—	—	3.0	**3.0**
Trade payables[1]	—	—	48.5	**48.5**
Other liabilities[1]	1.9	1.9	29.2	**31.1**
Total	**1.9**	**1.9**	**1,047.6**	**1,049.5**

NOTE 25 - continued

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2021				
Financial assets				
Loan receivables[1]	—	—	4.6	**4.6**
Trade receivables[1]	—	—	84.0	**84.0**
Other receivables	8.3	8.3	31.7	**40.0**
Cash and cash equivalents, including restricted cash[1]	—	—	171.7	**171.7**
Total	**8.3**	**8.3**	**292.0**	**300.3**
Financial liabilities				
Borrowings[1][2]	—	—	1,135.3	**1,135.3**
Trade payables[1]	—	—	35.3	**35.3**
Other liabilities[1]	11.2	11.2	32.5	**43.7**
Total	**11.2**	**11.2**	**1,203.1**	**1,214.3**

[1] Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.

[2] See Note 20.

[3] Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities".

NOTE 25 - continued

Fair value hierarchy for financial instruments measured at fair value in the balance sheet
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

- Level 2 fair value measurements are those derived from input other than quoted prices included in Level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Methods and assumptions in determining fair value of financial instruments
Derivative part of other receivables and other liabilities
The fair value of derivatives in other receivables and other liabilities is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 26 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in Note 5.

On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until 01 September 2022, TORM's transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

During 2021, TORM effected transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total.

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2023, TORM sold and delivered eight vessels for a total consideration of USD 166.4m. The vessels sold and delivered to new owners during 2023 had a carrying value of USD 111.4m. After deducting related bunker cost, the sales resulted in a profit of USD 50.4m which are recognized in the income statement for 2023. Additionally, TORM sold three vessels with a carrying value of USD 47.2m classified as assets held for sale at the end of 2023 as the vessels were not yet delivered to new owners.

During 2022, TORM sold seven vessels. All the vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners to a total consideration of USD 106.6m. The vessels sold and delivered to the new owners during 2022 had a carrying value of USD 93.8m. The sales resulted in an impairment loss of USD 2.6m and a profit of USD 10.2m which are recognized in the income statement for 2022.

During 2021, TORM sold and delivered one vessel for a total consideration of USD 10.0m. The vessels sold and delivered to the new owners during 2021 had a carrying value of USD 10.3m. Additionally, TORM sold one vessel with a carrying value of USD 13.2m classified as assets held for sale at the end of 2021 as the vessel was not yet delivered to new owners. The vessel was subsequently delivered during 2022. The sales resulted in an impairment loss on tangible assets of USD 4.6m

NOTE 28 – CASH FLOWS

USDm	2023	2022	2021
Reversal of other non-cash movements:			
Exchange rate adjustments	0.1	-0.3	-0.7
Share-based payments	22.5	2.2	2.3
Fair value adjustments on derivative financial instruments	-1.5	0.6	-0.2
Reversal of provisions adjustments	-6.5	-6.3	—
Other adjustments	-0.1	0.1	—
Total	**14.6**	**-3.7**	**1.4**

USDm	2023	2022	2021
Change in inventories, receivables, and payables:			
Change in inventories	1.2	-21.8	-26.9
Change in receivables	45.2	-158.1	-37.5
Change in prepayments	-1.8	-5.7	-3.5
Change in trade payables and other liabilities	3.2	4.7	19.4
Total	**47.8**	**-180.9**	**-48.5**

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country	
TORM plc	United Kingdom	
Investments in subsidiaries [6]:		

Entity	Country	Ownership [5]
TORM A/S	Denmark	100 %
DK Vessel HoldCo GP ApS [1]	Denmark	100 %
DK Vessel HoldCo K/S [1]	Denmark	100 %
OCM Singapore Njord Holdings Alice, Pte. Ltd [1]	Singapore	100 %
OCM Singapore Njord Holdings Almena, Pte. Ltd [2]	Singapore	100 %
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100 %
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd [2]	Singapore	100 %
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd [2]	Singapore	100 %
OCM Singapore Njord Holdings Agnete, Pte. Ltd [2]	Singapore	100 %
OCM Singapore Njord Holdings Alexandra, Pte. Ltd [1]	Singapore	100 %
OMI Holding Ltd.[2]	Mauritius	100 %
TORM Crewing Service Ltd.[2]	Bermuda	100 %
TORM Middle East DMCC	United Arab Emirates	100 %
TORM Shipping India Private Limited [4]	India	100 %
TORM Singapore Pte. Ltd.	Singapore	100 %
TORM Tanker Corporation[7]	USA	100 %
TORM USA LLC[7]	USA	100 %
VesselCo 6 Pte. Ltd. [1]	Singapore	100 %
VesselCo 8 Pte. Ltd. [2]	Singapore	100 %
VesselCo 9 Pte. Ltd.	Singapore	100 %
VesselCo 10 Pte. Ltd. [3]	Singapore	100 %
VesselCo 11 Pte. Ltd. [2]	Singapore	100 %
VesselCo 12 Pte. Ltd.	Singapore	100 %
TORM SHIPPING (PHILS.), INC.	Philippines	25 %
Marine Exhaust Technology A/S	Denmark	75 %
ME Production A/S	Denmark	75 %
Marine Exhaust Technology (Hong Kong) Ltd.	China	59 %
ME Production (Zhejiang) Co, Ltd.	China	59 %
Suzhou ME Production Technology Co, Ltd.[7]	China	75 %

[1] Entities dissolved in the financial year ended 31 December 2021.

[2] Entities dissolved in the financial year ended 31 December 2022.

[3] Entities dissolved in the financial year ended 31 December 2023.

[4] Entities with different reporting periods: TORM Shipping India has a financial reporting period that runs from 01 April to 31 March as required by the Indian government's laws and legislations.

[5] For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.

[6] All subsidiaries are consolidated in full.

[7] Entities not audited

NOTE 29 - continued

Interest in legal entities included as joint ventures:
There has been no activity in the two Danish joint ventures, Long Range 2 A/S and LR2 Management K/S, for which TORM controls 50%.

TORM obtained control over Marine Exhaust Technology Ltd. on 01 September 2022 following the acquisition of Marine Exhaust Technology A/S, where it affected the profit and loss from continuing operations in 2022 with -0.1m. Before the acquisition, TORM controlled 28% of Marine Exhaust Technology A/S.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	Office 105	Suite 1625
Six Battery Road	20 St Dunstan's Hill	2500 City West
Singapore 049909	London, EC3R 8HL	Boulevard
Singapore	United Kingdom	77042, Houston , Texas
		USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 12, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Kwai Cheong Centre
Denmark	Jiaxing City	No. 50 Kwai Cheong Road
		Kwai Chung, New
	Zhejiang Provice	Territories
	China	Hong Kong

United Arab Emirates
Unit No: C1
DMCC Business Centre
Level No 13
AG Tower
Dubai, UAE
United Arab Emirates

NOTE 30 – PROVISIONS

USDm	2023	2022	2021
Cargo claim provisions	—	6.5	18.3
Warranty provisions	0.6	0.3	—
Balance as of 31 December	**0.6**	**6.8**	**18.3**

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m. As of 31 December 2023, TORM has reassessed the provision and reversed the remaining provision of USD 6.5m relating to the case complex to reflect the current legal assessment of the outcome. TORM has estimated the potential exposure to be up to USD 16.6m should TORM contrary to current expectations not defeat any part of the claims in the case complex. Legal proceedings are still ongoing and the outcome is therefore subject to uncertainty.

Warranty provisions relate to sold marine exhaust equipment.

Accounting Policies
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, considering the time value of money.

NOTE 31 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2023	2022	2021
Earnings per share			
Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	**648.3**	**562.8**	**-42.1**
Million shares			
Weighted average number of shares	84.1	81.8	78.6
Weighted average number of treasury shares	-0.5	-0.5	-0.5
Weighted average number of shares outstanding	83.6	81.3	78.1
Dilutive effect of outstanding share options	3.1	1.5	0.3
Weighted average number of shares outstanding incl. dilutive effect of share options	**86.7**	**82.8**	**78.4**
Basic earnings/(loss) per share (USD)	**7.75**	**6.92**	**-0.54**
Diluted earnings/(loss) per share (USD)	**7.48**	**6.80**	**-0.54**

When calculating diluted earnings per share for 2021, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 5 for information on the RSUs.

	2023	2022	2021
Dividend per share			
Declared dividend per share (USD)	4.42	4.63	—
Declared dividend for the year (USDm)	370.9	378.7	—
Proposed dividend per share for approval at Annual General Meeting (USD)	1.36	—	—
Proposed dividend for approval at Annual General Meeting (USDm)	126.3	—	—
Dividend paid per share (USD)	7.01	2.04	—
Dividend paid during the year (USDm)	586.4	166.7	—
Number of shares			
Number of shares, end of period (million)	86.2	82.3	81.2
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	**85.7**	**81.8**	**80.7**

NOTE 31 - continued

Accounting Policies

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 32 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2023	2022	2021
Cash at banks and on hand	265.5	320.5	144.8
Cash and cash equivalents	**265.5**	**320.5**	**144.8**
Cash provided as security for initial margin calls and negative market values on derivatives, etc.[1]	30.1	3.3	5.9
Sale and leaseback transaction prepayment to be released upon delivery of the vessel[2]	0.0	0.0	21.0
Restricted cash	**30.1**	**3.3**	**26.9**
Cash and cash equivalents, including restricted cash	**295.6**	**323.8**	**171.7**

[1] The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

[2] Prepayment released on 06 January 2022.

NOTE 33 – BUSINESS COMBINATIONS

There were no business combinations in 2023.

On 01 September 2022, TORM acquired an ownership stake of 75% of Marine Exhaust Technology A/S (MET), a Danish industrial company specialized in developing and producing advanced and green marine equipment for a cash consideration of USD 2.0m. TORM acquired MET because the entity has gained strong expertise in developing and producing components for the maritime industry, including scrubbers for the shipping industry. As part of the transaction, TORM also obtained control over the joint venture entity Marine Exhaust Technology (Hong Kong) Ltd in which TORM previously held a 27.5% interest.

TORM has elected to measure the non-controlling interest in the acquiree at fair value.

The fair value of the non-controlling interest in MET has been assessed based on the EBITDA multiples method using estimated 2023 financials based on expected scrubber orders. The value includes an adjustment based on development costs to account for potential future income from the sales of Flettner rotors. Based on the enterprise value estimate, the equity value is calculated through a standard adjustment for net interest-bearing debt.

The previously held interest in Marine Exhaust Technology (Hong Kong) Ltd was remeasured at fair value as part of the transaction leading to a gain of USD 0.3m recognized in the share of profit/ loss from joint ventures in the consolidated income statement.

The acquired assets include contractual receivables of USD 5.7m of which USD 0.3m were considered to be uncollectible at the day of the acquisition.

Transaction costs in connection with the acquisition amounted to less than USD 0.1m and are recognized as administration expenses.

The goodwill of USD 1.8m represents the value of expected synergies arising from the acquisition and is allocated entirely to the Marine Exhaust segment. The goodwill recognized is not expected to be deductible for tax purposes.

Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on 01 January 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 33 - continued

The following table summarizes the fair values of the assets acquired and the liabilities assumed on 01 September 2022:

USDm	01 September 2022
Intangible assets	1.2
Tangible fixed assets	2.5
Inventories	6.4
Trade receivables	1.6
Other receivables	3.8
Prepayments	1.5
Cash and cash equivalents	3.0
Borrowings	-7.9
Deferred tax liabilities	-0.3
Provisions	-0.4
Other non-current liabilities	-0.8
Trade payables	-1.5
Other liabilities	-0.3
Deferred income	-4.3
Current tax liabilities	-0.3
Net identifiable assets acquired	**4.2**
Goodwill	1.8
Total net assets acquired	**6.0**
Of which fair value of non-controlling interest	-2.4
Total purchase consideration	**3.6**
Cash consideration	2.0
Fair value of previously held interests	1.6
Total purchase consideration	**3.6**
Cash acquired	3.0
Cash consideration	-2.0
Acquisition of subsidiaries, net of cash acquired	**1.0**

NOTE 33 - continued

Accounting Policies
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities, and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also considered.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once a year. Upon acquisition, goodwill is allocated to the cash generating units that subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities, and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Parent Company 2023

Parent Company Financial Statements

Management Review for TORM plc

The parent company activities include holding company activities for the TORM Group, treasury activities as well as bareboat chartering activities.

In 2023, revenue amounted to USD 47.9m compared to USD 11.9m in 2022, primarily driven by an increase in bareboat charter hire rates. The operating loss amounted to USD 7.3m compared to an operating loss of USD 4.6m in 2022, primarily impacted by an increase in administration expenses due to issuance of the 2023 long-term incentive program and the additional extraordinary retention program granted to the CEO.

During 2023, the parent company received dividends from subsidiaries amounting to USD 118.9m of which USD 117.1m pertain to three vessels being distributed from its subsidiary TORM A/S. The parent company subsequently sold two vessels and contributed one vessel in kind to its subsidiary, TORM Tanker Corporation. Primarily because of these transactions, the net financial income increased by USD 96.7m to USD 130.3m compared to USD 33.6m in 2022.

Reversal of impairment in subsidiaries amounted to USD 0.0m in 2023 compared to USD 139.0m in 2022, as all historical impairment losses were fully reversed in 2022.

Net profit amounted to USD 120.9m compared to USD 175.3m in 2022.

Total assets decreased by USD 257.4m to USD 1,362.4m as of 31 December 2023, mainly impacted by a decrease in loans to subsidiaries of USD 306.9m partly offset by an increase in investment in subsidiaries of USD 68.8m.

Total equity decreased by USD 364.4m to USD 837.8m as of 31 December 2023, primarily impacted by dividend payments of USD 586.4m partly offset by net profit of USD 120.9m and capital increases of USD 92.7m.

During 2023, total borrowings increased by USD 93.6m to USD 499.0m primarily impacted by refinancing of credit facilities during the year.

Parent Company Income Statement
01 January-31 December

USD '000	Note	2023	2022
Revenue		47,895	11,861
Charter hire		-47,304	-11,715
Administrative expenses	3	-10,429	-4,737
Other operating income and expenses		49	44
Expected credit loss		2,517	-47
Depreciation and amortization		-24	-39
Operating profit/(loss) (EBIT)		**-7,296**	**-4,633**
Impairment reversal on investment in subsidiaries	5	–	138,984
Financial income	2	144,004	52,718
Financial expenses	2	-13,664	-19,107
Profit before tax		**123,044**	**167,962**
Tax	4	-2,174	7,372
Net profit for the year		**120,870**	**175,334**

Parent Company Statement of Comprehensive Income
01 January-31 December

USD '000	2023	2022
Net profit for the year	**120,870**	**175,334**
Other comprehensive income:		
Items that may be reclassified to profit or loss:		
Fair value adjustment on hedging instruments	3,749	54,259
Fair value adjustment on hedging instruments transferred to income statement	-22,307	412
Tax on other comprehensive income	4,640	-13,162
Other comprehensive income after tax	**-13,918**	**41,509**
Total comprehensive income for the year	**106,952**	**216,843**

Parent Company Balance Sheet
As of 31 December

USD '000	Note	2023	2022
ASSETS			
Intangible assets			
Other intangible assets		86	—
Total Intangible assets		**86**	**—**
Tangible fixed assets			
Land and buildings		81	102
Total tangible fixed assets		**81**	**102**
Financial assets			
Investments in subsidiaries	5, 9	1,009,071	940,291
Loan receivables	6	4,523	4,570
Loans to subsidiaries	12	71,475	—
Total financial assets		**1,085,069**	**944,861**
Total non-current assets		**1,085,236**	**944,963**
Loans to subsidiaries	12	240,713	619,049
Other receivables	7	35,322	53,702
Prepayments		438	371
Cash and cash equivalents		685	1,706
Total current assets		**277,158**	**674,828**
TOTAL ASSETS		**1,362,394**	**1,619,791**

USD '000	Note	2023	2022
EQUITY AND LIABILITIES			
Equity			
Common shares		862	823
Treasury shares		-4,235	-4,235
Hedging reserves		25,567	39,485
Share premium		170,262	77,794
Retained profit		645,332	1,088,297
Total equity		**837,788**	**1,202,164**
Liabilities			
Deferred tax liability	4	3,324	5,790
Borrowings	8	398,427	340,602
Total non-current liabilities		**401,751**	**346,392**
Borrowings	8	100,611	64,882
Trade payables		278	349
Payables to subsidiaries	12	19,814	2,993
Other liabilities		2,152	3,011
Total current liabilities		**122,855**	**71,235**
Total liabilities		**524,606**	**417,627**
TOTAL EQUITY AND LIABILITIES		**1,362,394**	**1,619,791**

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:
Jacob Meldgaard
Executive Director
07 March 2024

Parent Company Statement of Changes in Equity
01 January-31 December

USD '000	Common shares [1]	Treasury shares [1]	Hedging reserves	Share premium	Retained profit	Total
EQUITY						
Equity as of 01 January 2022	**812**	**-4,235**	**-2,024**	**69,821**	**1,077,410**	**1,141,784**
Comprehensive income for the year:						
Net profit for the year	—	—	—	—	175,334	175,334
Other comprehensive income for the year	—	—	54,671	—	—	54,671
Tax on other comprehensive income	—	—	-13,162	—	—	-13,162
Total comprehensive income for the year	**—**	**—**	**41,509**	**—**	**175,334**	**216,843**
Capital increase	11	—	—	8,004	—	8,015
Transaction costs capital increase	—	—	—	-31	—	-31
Share-based compensation	—	—	—	—	2,211	2,211
Dividend paid	—	—	—	—	-166,658	-166,658
Total changes in equity 2022	**11**	**—**	**—**	**7,973**	**-164,447**	**-156,463**
Equity as of 31 December 2022	**823**	**-4,235**	**39,485**	**77,794**	**1,088,297**	**1,202,164**
Comprehensive income for the year:						
Net profit for the year	—	—	—	—	120,870	120,870
Other comprehensive income for the year	—	—	-18,558	—	—	-18,558
Tax on other comprehensive income	—	—	4,640	—	—	4,640
Total comprehensive income for the year	**—**	**—**	**-13,918**	**—**	**120,870**	**106,952**
Capital increase	39	—	—	92,635	—	92,674
Transaction costs capital increase	—	—	—	-167	—	-167
Share-based compensation	—	—	—	—	22,549	22,549
Dividend paid	—	—	—	—	-586,384	-586,384
Total changes in equity 2023	**39**	**—**	**—**	**92,468**	**-563,835**	**-471,328**
Equity as of 31 December 2023	**862**	**-4,235**	**25,567**	**170,262**	**645,332**	**837,788**

[1] Please refer to Note 17 to the Group consolidated financial statements for further information

Parent Company Cash Flow Statement
01 January-31 December

USD '000	Note	2023	2022
Cash flow from operating activities			
Net profit for the year		120,870	175,334
Reversals:			
Reversal of depreciation and impairment losses		24	39
Reversal of other non-cash movements	13	51,536	12,418
Impairment reversal on investment in subsidiaries		—	-138,984
Financial income	2	-144,004	-52,718
Financial expenses	2	13,664	19,107
Tax	4	2,174	-7,372
Interest received		14,293	—
Interest paid		-16,160	-18,553
Net exchange rate gains and losses		107	-717
Repayments of intercompany trading balances		-43,653	15,501
Change in inventories, receivables, and payables, etc.		-194	356
Net cash flow from operating activities		**-1,343**	**4,411**

USD '000	Note	2023	2022
Cash flow from investing activities			
Investment in intangible fixed assets		-89	—
Repayments of loans to subsidiaries		485,461	356,093
Net cash flow from investing activities		**485,372**	**356,093**
Cash flow from financing activities			
Borrowing, mortgage debt	8	489,974	20,000
Repayment/redemption, mortgage debt	8	-394,641	-222,708
Repayment/redemption, leases	8	-19	-38
Capital increase		6,187	8,015
Transaction costs capital increase		-167	-31
Dividends paid		-586,384	-166,658
Net cash flow from financing activities		**-485,050**	**-361,420**
Net cash flow from operating, investing, and financing activities		**-1,021**	**-916**
Cash and cash equivalents as of 01 January		1,706	2,622
Cash and cash equivalents as of 31 December		**685**	**1,706**

Notes to Parent Company Financial Statements

NOTE 1 – ACCOUNTING POLICIES - SUPPLEMENTARY FOR THE PARENT COMPANY

Basis of Preparation
TORM plc is a public company limited by shares and incorporated in England and Wales. Its registered number is 09818726, and its registered address is Office 105, 20 St Dunstan's Hill, London, EC3R 8HL. The Parent Company meets the definition of a qualifying entity under Financial Reporting Standard 100 ("FRS 100") issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

As permitted by FRS 101, the Parent Company has taken advantage of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets and certain related party transactions.

The following exemptions available under FRS 101 have been applied:

- Paragraphs 45(b) and 46 to 52 of IFRS 2, "Shared-based payment" (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)
- IFRS 7 "Financial Instruments: Disclosures"
- Paragraph 91 to 99 of IFRS 13, "Fair value measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities)
- The following paragraphs of IAS 1 "Presentation of financial statements"
  - 16 (statement of compliance with all IFRS)
  - 134-136 (capital management disclosures)
- Paragraph 30 and 31 of IAS 8 "Accounting policies, changes in accounting estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)
- Paragraph 17 and 18A of IAS 24 "Related Party Disclosures" (Key management personnel compensation)
- The requirements in IAS 36 "Impairment of Assets" (disclosure of valuation technique and assumptions used in determining recoverable amount)

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 to the Group consolidated financial statements.

NOTE 1 - continued

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimating uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable.

Details of the Parent Company's share-based payment schemes are provided in Note 5 to the Group consolidated financial statements.

Accounting Policies
In supplement to the accounting policies provided in Note 1 to the Group consolidated financial statements, the following material accounting policy information provided below were applied to the Parent Company's financial statements.

Investment in Subsidiaries and Joint Ventures
Investment in subsidiaries, associated companies, and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as "non-current assets". Dividends are recognized under "Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in "Impairment reversal on investment in subsidiaries".

Critical Accounting Estimates and Judgements
In supplement to the critical accounting estimates and judgements provided in Note 1 to the Group consolidated financial statements, the following is considered a significant accounting estimate used in the preparation of the Parent Company's financial statements.

Carrying Amounts of Investments in Subsidiaries
The Parent Company evaluates the carrying amounts of subsidiaries to determine if events have occurred which would require a modification of their carrying amounts. The valuation of subsidiaries is reviewed based on the performed impairment testing of the Group's cash-generating unit, excluding the Parent Company's effect on the value in use of the cash-generating unit.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to Note 10 to the Group consolidated financial statements.

NOTE 2 – FINANCIAL ITEMS

USD '000	2023	2022
Financial income		
Interest income from subsidiaries	24,916	30,582
Interest income from cash and cash equivalents, including restricted cash	35	4
Dividends from subsidiaries	118,906	22,083
Other financial income	48	49
Exchange rate adjustments, including loss from forward exchange rate contracts	99	—
Total	**144,004**	**52,718**
Financial expenses		
Interest expenses on borrowings	-11,960	-18,955
Interest expense from right-of-use assets	-4	-1
Commitment fees	-1,298	-622
Amortization of interest rate swaps	-2,215	-2,394
Ineffectiveness on interest rate swaps	2,388	3,622
Exchange rate adjustments, including loss from forward exchange rate contracts	—	-713
Other financial expenses	-575	-44
Total	**-13,664**	**-19,107**

Dividends from subsidiaries of USD 118.9m primarily relate to three vessels distributed from its subsidiary TORM A/S based on a market value of the vessels of USD 117.1 derived from an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

NOTE 3 – STAFF COSTS

USD'000	2023	2022
Total staff costs		
Staff costs included in administrative expenses	8,454	1,180
Total staff costs	**8,454**	**1,180**
Average number of permanent employees	1	1

Employee information
The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 4 – TAX

The major components of income tax for the years ended 31 December 2023 and 2022 are:

USD '000	2023	2022
Tax for the year		
Origination and reversal of temporary differences	2,174	-7,372
Total	**2,174**	**-7,372**

The net movement in deferred tax of USD 2.2m for the year ended 31 December 2023 consists of the utilization of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction of -2.8m (2022: USD 3.4m) and the recognition of deferred tax assets for additional carried forward loss of USD 0.6m (2022: USD 4.0m).

Tax effects directly recognized in equity or other comprehensive income for the years ended 31 December 2023 and 2022 are:

USD '000	2023	2022
Deferred tax charged in the statement of Other Comprehensive Income		
Deferred tax related to items recognized in OCI during the year	-4,640	13,162
Total	**-4,640**	**13,162**

Tax recognized in equity or other comprehensive income relates to the unrealized fair value adjustment on hedging instruments recognized directly in equity or other comprehensive income.

NOTE 4 – continued

Reconciliation of tax charge

USD '000	2023	2022
Accounting profit before income tax	123,044	167,962
Adjustment of income		
Reversal of impairment	—	-138,984
Dividend distribution	-118,906	-22,083
Legal and professional fees	262	909
Other non-deductible expenses for tax purposes	6,740	48
Other non-taxable income	-2,163	—
Corporate interest restriction	-11,339	-12,242
Capital allowances	-283	-345
Adjusted taxable loss	**-2,645**	**-4,735**
At effective UK income tax rate of 23.5% (2022: 19%)	—	—
Recognition of deferred tax asset	-2,174	7,372
Income tax reported in the Income Statement	**-2,174**	**7,372**

Deferred taxes

USD '000	2023	2022
Deferred tax assets		
Deferred tax asset related to CIR	529	3,364
Deferred tax asset related to trading losses	4,669	4,008
Deferred tax assets before offset	**5,198**	**7,372**
Offset against deferred tax liabilities	-5,198	-7,372
Deferred tax assets in the balance sheet	**—**	**—**

USD '000	2023	2022
Deferred tax liabilities		
Deferred tax liabilities arising from changes in equity	8,522	13,162
Deferred tax liabilities before offset	**8,522**	**13,162**
Offset against tax assets	-5,198	-7,372
Deferred tax liabilities in the balance sheet	**3,324**	**5,790**

Deferred tax assets and liabilities are offset and reported net where appropriate within territories.

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.

NOTE 4 – continued

All deferred tax movements arise from the origination and reversal of temporary differences. As per 31 December 2023 there are unused tax credits of USD 2.2m (2022: USD 2.2m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements.

The UK Government announced on 03 March 2021 that the rate of corporation tax will increase to 25% from 01 April 2023. This new law was substantively enacted on 24 May 2021. Deferred taxes at the balance sheet date have been measured using this tax rate and are reflected in these financial statements.

Pillar Two Tax Effects
On 20 June 2023, the government of UK, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from 01 January 2024. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15 per cent. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consist of shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

The Group has also prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding on fiscal year 2023, based on which it expects to be eligible for the Transitional CbCR Safe Harbour in the majority of jurisdictions in which the Group is present during fiscal year 2024. The top-up tax would not have had a material impact to the Group if it had been applicable in 2023. At 31 December 2023, there are no indications that the top-up tax will have material impact to the Group in 2024.

NOTE 5 – FINANCIAL ASSETS

USD'000	2023	2022
Investments in subsidiaries		
Cost:		
Balance as of 01 January	940,291	1,079,689
Additions	62,912	—
Adjustments to prior years	—	-3,116
Capital decreases in subsidiaries	-9,941	-137,838
Capital increases related to share-based payments	15,809	1,556
Balance as of 31 December	**1,009,071**	**940,291**
Impairment:		
Balance as of 01 January	—	142,100
Adjustments to prior years	—	-3,116
Impairment (reversal)/losses for the year	—	-138,984
Balance as of 31 December	**—**	**—**
Carrying amount as of 31 December	**1,009,071**	**940,291**

Additions during the year of USD 62.9m primarily relate to one vessel contributed in kind to the newly incorporated subsidiary, TORM Tanker Corporation. The historical cost of this investment in subsidiary amounts to USD 37.8m and is based on a market value of the vessel derived from an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

NOTE 6 – LOAN RECEIVABLES

USD '000	2023	2022
Loan receivables		
Cost:		
Balance as of 01 January	4,711	4,711
Balance as of 31 December	**4,711**	**4,711**
Expected credit loss:		
Balance as of 01 January	141	94
Additions during the year	47	47
Balance as of 31 December	**188**	**141**
Carrying amount as of 31 December	**4,523**	**4,570**

NOTE 7 – OTHER RECEIVABLES

USD '000	2023	2022
Derivative financial instruments	35,301	53,686
Other	21	16
Balance as of 31 December	**35,322**	**53,702**

NOTE 8 – BORROWINGS

As of 31 December 2023, the Parent Company had borrowed USD 505.7.m (2022: USD 409.2m). The loan proceeds were USD 6.7m lower (2022: USD 3.8m) due to borrowing fees. The fees are amortized over the loan periods.

As of 31 December 2023, the Parent Company had lease liabilities of USD 0.1m (2022: USD 0.1m).

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements	
USDm	Opening balance as of 01 January 2023	Borrowings	Repayments	Other changes	End balance as of 31 December 2023
Borrowings	405.5	490.0	-394.7	-1.8	**499.0**
Total	**405.5**	**490.0**	**-394.7**	**-1.8**	**499.0**

		Cash movements		Non-cash movements	
USDm	Opening balance as of 01 January 2022	Borrowings	Repayments	Other changes	End balance as of 31 December 2022
Borrowings	606.6	20.0	-222.7	1.6	**405.5**
Total	**606.6**	**20.0**	**-222.7**	**1.6**	**405.5**

NOTE 9 – IMPAIRMENT TESTING

As of 31 December 2023, the Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of TORM's vessels and operate in the product tanker market.

As of 31 December 2023, the recoverable amount of the investments in subsidiaries was based on the fair value less costs of disposal.

Based on this test, the Management concluded that there was no indications of impairment on investments in subsidiaries. As of 31 December 2022 the Management concluded that a full reversal of prior year's impairment changes of USD 138.9m was needed.

The assessment of the fair value less costs of disposal of the subsidiaries was based on the net asset value of the subsidiaries where the key input is the broker valuation of vessels owned by the subsidiaries. The broker valuations are an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

Please refer to Note 10 to the Group consolidated financial statements for further information in respect of the fair value less costs of disposal of these vessels.

NOTE 10 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The vessels owned by subsidiaries of the Parent Company which have been provided as security for TORM's debt amounted to USD 505.7m as of 31 December 2023 (2022: USD 409.2m).

NOTE 11 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Parent Company is guarantor for a loan amounting to USD 35m established in the subsidiary TORM A/S.

As part of sale and leaseback transactions made by a subsidiary, the Parent Company issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 522m.

NOTE 12 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.à.r.l. (Njord Luxco).

The Parent Company has received dividends from subsidiaries amounting to USD 118.9m (2022: USD 22.1m) of which USD 117.1m pertains to vessels being distributed from its subsidiary TORM A/S.

The Parent Company has sold two vessels to its subsidiary TORM Tanker Corporation amounting to USD 79.4m and contributed one vessel in kind amounting to USD 37.8m.

The Parent Company has issued two unsecured loans to two subsidiaries with a total outstanding balance of USD 312.2m as per 31 December 2023 maturing in 2026 and 2028 respectively. The loans carry interest rate in accordance with SOFR compounded in arrears plus a margin of 1.75% and 1.85% respectively.

The Parent Company has income in the form of interests from its subsidiaries of USD 24.9m (2022: USD 30.6m) relating to loans to subsidiaries.

The Parent Company has income in the form of bareboat hire from its subsidiary TORM A/S of USD 47.9m (2022: USD 11.9m).

As part of the business model in TORM, the Parent Company has bareboat agreements (short term leases) with subsidiaries, which are nullified on a continuing basis through dividends, capital reductions, etc. Consequently, the intercompany liability of USD 19.8m at 31 December 2023 towards subsidiaries is expected to be settled during 2024. The Parent Company has paid bareboat hire to its subsidiaries in the amount of USD 47.3m (2022: USD 11.7m).

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

NOTE 13 – CASH FLOWS

USD '000	2023	2022
Reversal of other non-cash movements:		
Share-based payments	6,740	655
Bareboat hire expense	47,304	11,715
Other adjustments	-2,508	48
Total	**51,536**	**12,418**



Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Opinion

In our opinion:

- TORM plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2023 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act;
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and
- The group financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2023 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

We have audited the financial statements of TORM plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2023 which comprise:

Group	Parent company
Consolidated Income Statement for the year then ended	Income Statement for the year then ended
Consolidated Statement of Comprehensive Income for the year then ended	Statement of Comprehensive Income for the year then ended
Consolidated Balance Sheet as at 31 December 2023	Balance Sheet as at 31 December 2023
Consolidated Statement of Changes in Equity for the year then ended	Statement of Changes in Equity for the year then ended
Consolidated Statement of Cash Flows for the year then ended	Statement of Cash Flows for the year then ended
Related notes 1 to 33 to the financial statements, including material accounting policy information.	Related notes 1 to 13 to the financial statements including material accounting policy information

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK adopted international accounting standards. The consolidated group financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2023 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice) and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions Relating to Going Concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included carrying out the following procedures:

Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

- We confirmed our understanding of management's going concern assessment process and assessed the design, implementation and operating effectiveness of related controls and also engaged with management early to ensure key factors were considered in their assessment.
- We obtained management's board approved forecast cash flows and covenant calculation covering the period of assessment from the date of signing to 31 March 2025. As part of this assessment, the group has modelled a low case and stress case scenario in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity and covenant compliance of the group.
- We assessed the reasonableness of the cashflow forecast by analyzing management's historical forecasting accuracy.
- We evaluated the key assumptions and sensitivities identified underpinning the group's assessment by challenging how these compared with external benchmarks, historical performance adjusted for inflation, the lowest rolling 4-quarter average since 2000, as well as performance in the period post year end.
- We have evaluated the key assumptions underpinning the group's base case, low case and stress case scenario by challenging the appropriateness of the low case and stress case scenarios modelled and how these compared with the principal risks and uncertainties of the group.
- We have evaluated the stress case scenario and considered whether the combination of factors (notably significantly reduced freight rates and vessel values) is a plausible outcome or remote based upon the historical performance, external benchmarks, and performance and conditions in the period post year end.
- We tested the clerical accuracy and logical integrity of the model used to prepare the group's going concern assessment.
- We considered whether the group's forecasts in the going concern assessment were consistent with other forecasts used by the group in its accounting estimates.
- Our analysis also considered the mitigating actions such as sale of older vessels that management could undertake in an extreme downside scenario and whether these were achievable and in control of management considering timing and quantum.
- We also confirmed the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation.
- We have considered factors, such as freight rates and vessel values, in the period immediately after the going concern period by comparing them to the external benchmarks.
- We considered whether management's disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes.

The group is forecast to be profitable and generate positive operating cash flows throughout the going concern period in base case scenario, low case scenario and stress case scenario modelled. In each scenario TORM continues to meet its covenants. The combination of factors to achieve a reverse stress test position is considered to be remote.

We considered subsequent events, including issuance of unsecured bonds in January 2024, committed vessel acquisitions in 2024 as well as the development of an open legal claim, and obtained management's assessment over the impact of these events. Management has assessed that the subsequent events do not change the conclusion of Management's assessment.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for the period to 31 March 2025.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	We performed an audit of the complete financial information of the group.
Key audit matter	Carrying value of vessels.
Materiality	Overall group materiality is $17m which represents 2% of the group's EBITDA

An Overview of the Scope of the Parent and Group Audits

Tailoring the Scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements.

In assessing the risk of material misstatement to the Group financial statements, we considered that all significant elements of the group's finance and accounting function are situated and managed centrally in Copenhagen, Denmark, and operate under one common internal control environment; and all operations of the group are also managed from this location together with the UK headquarters. All audit work performed for the purposes of the audit was undertaken by the group audit team, as an integrated audit engagement team, consisting of team members located in Denmark and the UK. As an integrated team all audit work was performed in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation.

During the course of the audit, the UK senior members, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark. We held regular meetings with management and the Denmark based audit team via video calls to direct and supervise the audit and the UK team continued to access client documentation and document our work in the shared electronic work file. UK team members were also present in Copenhagen during the interim and year end phase of the audit.

Independent Auditor's Report to the Members of TORM plc Report on the Audit of the Financial Statements

Climate Change

Stakeholders are increasingly interested in how climate change will impact the group. The group has determined that the most significant future impacts from climate change on its operations will be from declining demand for oil and gas, higher cost of capital and reduced access to capital, carbon price regulations, and decarbonisation of vessels. These are explained on pages 87-89 in the required Climate-Related Risk Analysis and TCFD (Task Force On Climate Related Financial Disclosures). They have also explained their climate commitments on pages 17-19, 25 and 32-33. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the group's business and any consequential material impact on its financial statements.

The group has explained in notes 8 and 10 to the group financial statements how climate change has been reflected in vessels value, how it has reflected the impact of climate change and its climate targets on the estimated useful life and residual value of vessels including its commitment to the aspirations of the Paris Agreement to achieve net zero emissions by 2050. Significant judgements and estimates relating to climate change are included in notes 8 and 10. These disclosures also explain where governmental and societal responses to climate change risks are still developing, and where the degree of certainty of these changes means that they cannot be taken into account when determining asset and liability valuations under the requirements of UK adopted international accounting standards and IFRS issued IASB as adopted by the EU as applied to financial periods beginning on or after 1 January 2023. In note 8 to the group financial statements the impact of recycling prices have been provided.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 87-89 and the significant judgements and estimates disclosed in notes 8 and 10. We also considered whether these have been appropriately reflected in the carrying value of vessels and where the fair value of vessels may be negatively impacted by climate change and climate change agenda. Details of our procedures and findings on carrying value of vessels are included in our key audit matter below.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to significantly impact a key audit matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Risk	Our Response to the Risk	Key Observations Communicated to the Audit Committee
Carrying value of the group's vessels as at 31 December 2023 totalled $2,070m (2022: $1,855m) Refer to the Audit Committee Report (page 102); Accounting policies (page 153 and 167); and Note 10 of the Consolidated Financial Statements (page 170-172). The Company assesses impairment at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS36 impairment of Assets. If any indications of impairment exist, or at least annually, the Company prepares an impairment assessment at the cash generating unit (CGU) level, which has been determined as LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flow generated by them are interdependent with other vessels. Impairment is recognised if the recoverable amount, determined as the higher of value in use and the fair value less cost of disposal, is less than the carrying value of the corresponding CGU. The Company determined the recoverable amount to be the fair value less cost of disposal, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Company concluded that the carrying value was recoverable as of December 31, 2023. Auditing the Company's vessel impairment assessment was complex due to the significant judgment required by Management in determining the CGU and the degree of subjectivity involved in determining the fair value of the vessels using independent shipbroker valuations, which use a combination of vessel specific inputs such as size, yard and age of the vessels and assumptions based on market data, including recent comparable vessel transactions	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company's impairment assessment process, including controls over the identification of CGUs and review of the vessels' fair value. We performed audit procedures on the impairment assessment that includes, among others, assessment of management's CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidenced used in Management's determination of the collective operation and homogenous nature of the Main Fleet. We evaluated the recoverability of the carrying value of the vessels by comparing them to the average fair value of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of disclosures in notes 1 and 10, including the impact from climate changes, to the consolidation financial statements in accordance with IAS 36.	Based on our audit procedures performed, we concur with Management's conclusion on impairment testing of vessels at 31 December 2023 as presented to the Audit Committee on 18 January 2024, including: • Determination of CGUs (being Main Fleet MR/LR1/LR2 and MET Group) is judgmental, but is supported by Management's assessment. • No impairment recognised for the Main Fleet due to significant headroom between the fair value less cost of disposal and carrying value. • The shipbroker valuations assumed and applied have been benchmarked to external sources and assessed as reasonable. • The independent shipbrokers have been assessed as competent, capable and objective. • We consider the disclosures in the financial statements to be sufficient and appropriate and in compliance with accounting standards.

Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Our Application of Materiality
We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality
The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the group to be $17 million (2022: $12 million), which is 2% (2022: 2%) of the group's EBITDA. We believe that the key users of the group's financial statements are primarily focused on the group's earing-based KPIs, primarily EBITDA.

We determined materiality for the Parent Company to be $6.3 million (2022: $7.4 million), which is 0.5% (2022: 0.5%) of total assets as the parent company principally holds investments in subsidiaries and does not trade externally.

Performance Materiality
The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 50% (2022: 50%) of our planning materiality, namely $8.5m (2022: $6m). Our objective in adopting this approach is to confirm the total detected and undetected audit differences do not exceed our materiality for the financial statements as a whole whole.

Reporting Threshold
An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $0.85m (2022: $0.6m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other Information
The other information comprises the information included in the annual report, including the Strategic Report and Governance section, set out on pages 4-142, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006
In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:
- The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception
In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:
- Adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the directors' remuneration report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Responsibilities of Directors
As explained more fully in the directors' responsibilities statement set out on page 140, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are UK adopted international accounting standards, IFRS as issued by the IASB and adopted by the EU as applied to financial periods beginning on or after 1 January 2023, FRS 101, the Companies Act 2006 and Corporate Governance Code, the Danish Financial Statement Act, the Danish and UK tax legislation, and IMO 2020 Sulphur Regulation, IMO 2023 GHG Strategy, and EU Taxonomy.
- We understood how TORM plc is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our enquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies.
- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur by meeting with management to understand where they considered there was susceptibility to fraud, reviewing the group's risk register, through enquiry with management and the Audit Committee during the planning and execution phases of our audit. We considered the programmes and controls that the group has established to address risks identified, or that otherwise prevent, deter and detect fraud and material errors; and how management monitors those programmes and controls. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing manual journals and were designed to provide reasonable assurance that the financial statements were free from material misstatements arising from fraud.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved as follows:
  - Inquiries of members of senior management, and when appropriate, those charged with governance regarding their knowledge of any non-compliance or potential non-compliance with laws and regulations that could affect the financial statements;
  - Review of minutes of meeting of those charged with governance;
  - Obtaining and reading correspondence from legal and regulatory bodies;
  - Obtaining confirmations from the group's banking provider to verifying the existence of cash balances and completeness of loans and borrowings;
  - Journal entry testing, with a focus on manual journals and journals indicating large or unusual transactions based on our understanding of the business.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of Our Report
This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Lloyd Brown (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London - 07 March 2024

TORM Fleet Overview

As of 31 December 2023

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM HANNAH	109,999	2016	100 %	40
Tanker	LR2	TORM HELLERUP	114,000	2018	100 %	45
Tanker	LR2	TORM HELENE	114,000	2021	100 %	48
Tanker	LR2	TORM HERMIA	114,000	2018	100 %	44
Tanker	LR2	TORM HERDIS	114,000	2018	100 %	43
Tanker	LR2	TORM HILDE	114,000	2018	100 %	46
Tanker	LR2	TORM HOUSTON	114,000	2022	100 %	48
Tanker	LR2	TORM KIARA	114,445	2015	100 %	37
Tanker	LR2	TORM KIRSTEN	114,445	2015	100 %	36
Tanker	LR2	TORM KRISTINA	114,323	2015	100 %	36
Tanker	LR2	TORM MAREN	109,672	2008	100 %	30
Tanker	LR2	TORM MATHILDE	109,672	2008	100 %	30
Tanker	LR1	TORM SIGNE	72,718	2005	100 %	16[2]
Tanker	LR1	TORM SOFIA	72,660	2005	100 %	17[2]
Tanker	LR1	TORM VENTURE	73,700	2007	100 %	22
Tanker	LR1	TORM ELISE	75,000	2020	100 %	35
Tanker	LR1	TORM ELIZABETH	75,000	2020	100 %	35
Tanker	LR1	TORM EVELYN	74,606	2011	100 %	33
Tanker	LR1	TORM EVOLVE	74,554	2011	100 %	34
Tanker	LR1	TORM EVA	74,552	2011	100 %	30
Tanker	LR1	TORM EMMA	75,000	2012	100 %	34
Tanker	LR1	TORM EMILIE	75,013	2013	100 %	35
Tanker	LR1	TORM INTEGRITY	73,800	2013	100 %	35
Tanker	LR1	TORM INNOVATION	73,847	2013	100 %	38
Tanker	MR	TORM ADVENTURER	46,042	2007	100 %	14
Tanker	MR	TORM AGNES	49,999	2011	100 %	18
Tanker	MR	TORM AGNETE	49,999	2010	100 %	20
Tanker	MR	TORM ALEXANDRA	49,999	2010	100 %	20
Tanker	MR	TORM ALICE	49,999	2010	100 %	18
Tanker	MR	TORM ALLEGRO	46,184	2012	100 %	23

TORM Fleet Overview

As of 31 December 2023

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ALMENA	49,999	2010	100%	18
Tanker	MR	TORM AMALIE	49,999	2011	100%	18
Tanker	MR	TORM AMORINA	46,184	2012	100%	21
Tanker	MR	TORM ANABEL	49,999	2012	100%	21
Tanker	MR	TORM ARAWA	49,999	2012	100%	21
Tanker	MR	TORM ASLAUG	49,999	2010	100%	18
Tanker	MR	TORM ASTRID	49,999	2012	100%	22
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	19
Tanker	MR	TORM AUSTRALIA	51,737	2011	100%	19
Tanker	MR	TORM CAVATINA	46,200	2010	100%	16
Tanker	MR	TORM CORRIDO	46,156	2011	100%	20
Tanker	MR	TORM DISCOVERER	45,012	2008	100%	18
Tanker	MR	TORM ERIC	51,266	2006	100%	12
Tanker	MR	TORM HELVIG	46,187	2005	100%	14
Tanker	MR	TORM INDIA	49,999	2010	100%	16
Tanker	MR	TORM LAURA	49,999	2008	100%	19
Tanker	MR	TORM LEADER	46,070	2009	100%	21
Tanker	MR	TORM LENE	49,999	2008	100%	19
Tanker	MR	TORM LILLY	49,999	2009	100%	18
Tanker	MR	TORM LOKE	51,372	2007	100%	15[2]
Tanker	MR	TORM LOTTE	49,999	2009	100%	21
Tanker	MR	TORM LOUISE	49,999	2009	100%	19
Tanker	MR	TORM MALAYSIA	51,737	2011	100%	19
Tanker	MR	TORM NEW ZEALAND	51,737	2011	100%	19
Tanker	MR	TORM BIRGITTE	49,995	2013	100%	36[1]
Tanker	MR	TORM BELIS	49,995	2013	100%	35
Tanker	MR	TORM BEATRICE	49,995	2013	100%	36
Tanker	MR	TORM PHILIPPINES	49,999	2010	100%	16
Tanker	MR	TORM PLATTE	46,959	2006	100%	13
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	14
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	12
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	13
Tanker	MR	TORM SINGAPORE	51,737	2011	100%	20

TORM Fleet Overview

As of 31 December 2023

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM SOLUTION	49,999	2019	100%	29
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	27
Tanker	MR	TORM SPLENDID	49,999	2020	100%	29
Tanker	MR	TORM STELLAR	49,999	2020	100%	29
Tanker	MR	TORM STRENGTH	49,999	2019	100%	28
Tanker	MR	TORM STRONG	49,999	2019	100%	29
Tanker	MR	TORM SUBLIME	49,999	2019	100%	28
Tanker	MR	TORM SUCCESS	49,999	2019	100%	28
Tanker	MR	TORM SUPREME	49,999	2017	100%	25
Tanker	MR	TORM THAMES	47,036	2005	100%	13
Tanker	MR	TORM THOR	49,842	2015	100%	26
Tanker	MR	TORM THUNDER	49,842	2015	100%	27
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	26
Tanker	MR	TORM TITAN	49,842	2016	100%	27
Tanker	MR	TORM TORINO	49,842	2016	100%	27
Tanker	MR	TORM TROILUS	49,842	2016	100%	27
Tanker	MR	TORM VOYAGER	45,916	2008	100%	18
Tanker	MR	TORM DAGMAR	49,999	2015	100%	37
Tanker	MR	TORM DIANA	49,999	2016	100%	39

[1] Indicates vessels for which TORM believes that, as of 31 December 2023, the basic charter-free market value is lower than the vessel's carrying amount.

[2] Indicates that the vessels are assets held-for-sale

Glossary

Available earning days: A measure of unfixed operating days available for generating earnings.

B/B: Bareboat: A form of charter arrangement where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.

Bunker hedge: A forward agreement used to reduce a company's exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel's engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization that ensures through verification of design, construction, building process, and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel's commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit: Earnings Before Interest and Tax.

Earning days: A measure of operating days available for generating earnings.

ESG: Environment, Social, and Governance.

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: IFRS Accounting Standards issued by the International Accounting Standards Board.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world's largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.
OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel, and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

T/C: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel's technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation's social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

Glossary
Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days
Gross profit %	=	Gross profit Revenue
EBITDA %	=	EBITDA Revenue
Operating profit %	=	Operating profit (EBIT) Revenue
Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity
Return on Invested Capital (ROiC) %	=	Operating profit less tax Average invested capital
Equity ratio	=	Equity Total assets
Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares
Diluted earnings/(loss) per share, EPS	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

Glossary
Alternative Performance Measures
Group

Throughout the annual report, several alternative performance measures (APMs) are used. The following APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (please refer to Note 10). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces "Net profit/(loss) for the year" excluding impairment as it is more relevant and provides more useful information.

USDm	2023	2022	2021
Reconciliation to net profit/(loss) for the year			
Net profit/(loss) for the year	648.0	562.6	-42.1
Profit from sale of vessels	-50.4	-10.2	—
Impairment losses on tangible assets	—	2.6	4.6
Provisions	-6.5	-6.3	—
Expense of capitalized bank fees at refinancing	3.5	—	1.1
Termination of finance leases	1.3	—	—
Step-up gain related to acquisition	—	-0.3	—
Net profit/(loss) for the year ex. non-recurrent items	**595.9**	**548.4**	**-36.4**

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, and other cost of goods sold, charter hire and operating expenses. TORM reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2023	2022	2021
Reconciliation to revenue			
Revenue	1,520.4	1,443.4	619.5
Port expenses, bunkers, commissions, and other cost of goods and services sold	-430.3	-459.5	-240.9
Operating expenses	-216.0	-202.1	-190.5
Gross profit	**874.1**	**781.8**	**188.1**

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	2023	2022	2021
Operating profit (EBIT)	698.6	601.4	1.4
Tax	-4.0	5.9	-1.3
EBIT less tax	**694.6**	**607.3**	**0.1**
Invested capital, opening balance	2,142.3	2,011.3	1,719.7
Invested capital, ending balance	2,425.1	2,142.3	2,011.3
Average invested capital for the year	**2,283.7**	**2,076.8**	**1,865.5**
Return on Invested Capital (ROIC)	**30.4 %**	**29.2 %**	**0.0 %**

Glossary
Alternative Performance Measures
Group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2023	2022	2021
EBIT less tax	694.6	607.3	0.1
Profit from sale of vessels	-50.4	-10.2	0.0
Impairment losses on tangible assets	—	2.6	4.6
Provisions	-6.5	-6.3	0.0
Step-up gain related to acquisition	—	-0.3	0.0
EBIT adjusted	**637.7**	**593.1**	**4.7**
Average invested capital[1]	2,283.7	2,076.8	1,865.5
Average impairment [2]	29.9	37.4	42.3
Average invested capital adjusted for impairment	**2,313.6**	**2,114.2**	**1,907.8**
Adjusted RoIC	**27.6 %**	**28.1 %**	**0.2 %**

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.

[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested Capital: Invested capital as defined by TORM measures the net investment used to achieve TORM's operating profit. TORM believes that invested capital is a relevant measure that the Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2023	2022	2021
Tangible and intangible fixed assets	2,173.8	1,869.1	1,960.9
Investments in joint ventures	0.1	0.1	1.5
Deferred tax asset	0.4	0.6	0.7
Other investments	—	0.2	—
Inventories	61.7	72.0	48.8
Trade receivables [1]	286.7	343.9	129.6
Assets held for sale	47.2	—	13.2
Non-current tax liability related to held-over gains	-45.2	-45.2	-45.2
Deferred tax liability	-3.6	-6.1	—
Trade payables [2]	-91.3	-82.6	-79.0
Current tax liabilities	-0.7	-2.0	-0.9
Provisions	-0.6	-6.8	-18.3
Prepayments from customers	-3.4	-0.9	—
Invested capital	**2,425.1**	**2,142.3**	**2,011.3**

[1] Trade receivables also include Other receivables and Prepayments.

[2] Trade payables includes Trade payables and Other liabilities.

Glossary
Alternative Performance Measures Group

Adjusted EBITDA: TORM defines adjusted EBITDA as EBITDA net of fair value adjustments on freight and bunker derivatives. EBITDA is used as a supplemental financial measure by the Management and external users of financial statements, such as lenders, to assess TORM operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists the Management and investors by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods.

Due to temporary fluctuations of the fair value of freight and bunker derivatives, the Management believes that an adjustment for unrealized gains/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	2023	2022	2021
EBITDA	847.9	743.1	136.9
Fair value adjustments on freight and bunker derivatives	-1.5	0.6	-0.2
Adjusted EBITDA	**846.4**	**743.7**	**136.7**

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance TORM's investments. As such, TORM believes that net interest-bearing debt is a relevant measure which the Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies.Net interest-bearing debt is calculated as follows:

USDm	2023	2022	2021
Borrowings [1]	1,073.5	978.0	1,148.4
Loan receivables	-4.5	-4.6	-4.6
Cash and cash equivalents incl. restricted cash	-295.6	-323.8	-171.7
Net interest-bearing debt	**773.4**	**649.6**	**972.1**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs for the year of USD 13.9m (2022 USD 11.1m, 2021: USD 13.0m)

Glossary
Alternative Performance Measures Group

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which the Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2023	2022	2021
Net Asset Value per share			
Total vessel values including newbuildings (broker values)	3,080.9	2,650.3	1,926.0
Vessel values of purchased secondhand vessels not delivered (broker values)	479.9	—	—
Committed investment capital expenditure	35.7	18.4	39.9
Committed liability capital expenditure	-226.1	-18.4	-39.9
Goodwill	1.8	1.8	—
Other intangible assets	1.9	1.9	—
Land and buildings	5.5	3.8	4.8
Other plant and operating equipment	4.4	5.6	6.3
Investments in joint ventures	0.1	0.1	1.5
Loan receivables	4.5	4.6	4.6
Deferred tax asset	0.4	0.6	0.7
Other investments	—	0.2	—
Inventories	61.7	72.0	48.8
Accounts receivables [1]	286.7	343.9	129.6
Cash and cash equivalents incl. restricted cash	295.6	323.8	171.7
Deferred tax liability	-3.6	-6.1	—
Borrowings [2]	-1,073.5	-978.0	-1,148.4
Trade payables [3]	-91.3	-82.7	-79.0
Current tax liabilities	-0.6	-2.0	-0.9
Provisions	-0.6	-6.8	-18.3
Prepayments from customers	-3.4	-0.9	—
Total Net Asset Value (NAV)	**2,860.0**	**2,332.2**	**1,047.4**
Non-controlling interest	2.0	2.4	—
Total Net Asset Value (NAV) excl. non-controlling interest	**2,858.0**	**2,329.8**	**1,047.4**
Total number of shares end of period excl. treasury shares (million)	85.7	81.8	80.7
Total Net Asset Value per share (NAV/share) (USD)	**33.3**	**28.5**	**13.0**

[1] Trade receivables includes Trade receivables, Other receivables and Prepayments.
[2] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 13.9m.
[3] Trade payables includes, Trade payables, Other non-current liabilities and Other liabilities.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities, and cash buffer. Further, it expresses TORM's ability to act and invest when possibilities occur.

USDm	2023	2022	2021
Cash and cash equivalents incl. restricted cash	295.6	323.8	171.7
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	342.5	92.6	38.2
Liquidity	**638.1**	**416.4**	**209.9**

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds free cash flow important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	2023	2022	2021
Net cash flow from operating activities	805.1	501.9	47.9
Net cash flow from investing activities	-370.6	11.3	-290.6
Free cash flow	**434.5**	**513.2**	**-242.7**

Glossary
Alternative Performance Measures
Tanker segment

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2023	2022	2021
Vessel values, including newbuildings (broker values)	3,080.9	2,650.3	1,926.0
Vessel values of purchased secondhand vessels not delivered (broker values)	479.9	—	—
Other committed investment capital expenditure	35.7	18.4	39.9
Total vessel values	**3,596.5**	**2,668.7**	**1,965.9**
Borrowings	1,067.6	971.4	1,148.4
- Debt on Land and buildings and Other plant and operating equipment	-5.4	-3.2	-5.6
Committed liability capital expenditure	226.1	18.4	39.9
Loan receivables	-4.5	-4.6	-4.6
Cash and cash equivalents incl. restricted cash	-290.7	-321.4	-171.7
Total (loan)	**993.1**	**660.6**	**1,006.4**
Loan-to-value (LTV) ratio	**27.6 %**	**24.8 %**	**51.2 %**

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods. For this reason, we apply TCE earnings in our financial outlook on page 68. Below is presented a reconciliation from revenue to TCE earnings:

USDm	2023	2022	2021
Reconciliation to revenue			
Revenue	1,491.4	1,440.4	619.5
Port expenses, bunkers, commissions, and other cost of goods and services sold	-407.6	-458.9	-240.9
TCE earnings	**1,083.8**	**981.5**	**378.6**
Fair value adjustments on freight and bunker derivatives	-1.5	0.6	-0.2
Adjusted TCE earnings	**1,082.3**	**982.1**	**378.4**
Available earning days	29,152	28,756	27,614
TCE per earning day (USD)	37,124	34,154	13,703